Exhibit D
Bolivarian Republic of Venezuela

     This description of the Bolivarian Republic of Venezuela is dated as of September 29, 2009 and appears as Exhibit D to the Bolivarian Republic of Venezuela’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2008.

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)
	(percentage change)
Real GDP Growth (Decline)(2)	18.3%	10.3%	9.9%	8.2%	4.8%
Petroleum Sector	13.7	(1.5)	(2.0)	(4.2)	2.5
Non-petroleum Sector	16.1	12.2	10.9	9.6	5.1

Consumer Prices
End of Period	19.2	14.4	17.0	22.5	31.9
Average	21.7	16.0	13.7	18.7	31.4

Wholesale Prices
End of Period	22.4	15.3	18.0	18.0	36.7
Average	30.5	18.8	14.6	18.1	25.1

Unemployment (in %)	13.9%	11.4%	9.3%	7.5%	6.8%

	(in millions of U.S. dollars, except where noted)
Balance of Payments
Exports (f.o.b.)	$39,668	$55,716	$65,578	$69,010	$95,138
Imports (f.o.b.)	(17,021)	(24,008)	(33,583)	(46,031)	(49,482)
Trade Balance	22,647	31,708	31,995	22,979	45,656
Current Account Surplus (Deficit)	15,519	25,447	26,462	18,063	37,392
Overall Balance	1,900	5,454	4,964	(5,742)	9,275

International Reserves
Gross Banco Central Reserves	$23,498	$29,636	$36,672	$33,477	$42,299
Liquid Banco Central Operating Reserves	17,867	23,453	28,933	23,686	32,581
Net International Reserves at Banco Central	17,572	23,191	28,731	23,094	31,804
Other International Monetary Assets(3)	598	313	430	97	207
Stabilization Fund	710	732	768	809	828

Average Petroleum Export Price (U.S.$/barrel)	32.9	46.0	56.5	65.0	86.8
Imports Coverage(4)	16.6	15.0	13.7	9.4	10.3

	(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs.11,913.4	Bs.16,843.0	Bs.20,765.3	Bs.21,072.8	Bs.18,841.0
Total Expenditures	12,854.3	15,849.6	20,752.8	18,855.5	19,752.4
Overall Surplus (Deficit)	(940.9)	993.4	12.5	2,217.3	(911.4)
(as percentage of GDP)	(1.9)%	1.6%	0.0%	3.0%	(1.2)%

	(percentage change in real terms)
Monetary Aggregates(5)
Money Supply (M2)	26.1%	33.5%	44.8%	4.4%	(3.9)%
Monetary Base	23.0%	22.2%	65.9%	17.0%	(1.0)%

(1)	Preliminary figures.

(2)	Based on constant Bolívares of 1997 purchasing power, referred to as 1997 Constant Bolívares. Calculation of Real GDP Growth figures include certain import rights that are not itemized as components of petroleum or non-petroleum Real GDP Growth. See “Currency of Presentation” below concerning figures expressed in redenominated Bolívares.

(3)	Other than amounts in the Stabilization Fund.

(4)	Number of months of Imports (f.o.b.) covered by Gross Banco Central Reserves.

(5)	Calculated by dividing Money Supply (M2) and Monetary Base nominal levels by Consumer Price Index in 2007 Constant Bolívares.
Sources: Banco Central, Ministry of Popular Power for Economy and Finance, referred to as the Ministry of Finance, and National Institute of Statistics, referred to as INE.

CURRENCY OF PRESENTATION
Unless otherwise specified or the context requires, references to “dollars”, “U.S. dollars”, “U.S.$” and “US$” are to United States dollars; references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, the currency of Venezuela; references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union; references to “¥” are to Japanese yen; and references to “bpd” are to barrels per day. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares. Certain amounts that appear herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not represent an arithmetical aggregation of the amounts that precede them.
Pursuant to Decree No. 5,229 of the President of the Bolivarian Republic of Venezuela, as published in the Official Gazette No. 38,638 of March 6, 2007, the government of Venezuela implemented a redenomination of the Bolívar, which became fully effective on January 1, 2008. Under the redenomination plan, all amounts expressed in the national currency before the redenomination were divided by 1,000. Accordingly, the measure established a new monetary scale that eliminated three zeroes from all denominations of the national currency. In preparation for the conversion, the adjective “Fuerte” was, for a transition period ended on January 1, 2009, added to the word “Bolívar”, to make it “Bolívar Fuerte.” Additionally, all prices had to be expressed in both Bolívares and Bolívares Fuertes from October 1, 2007 until January 1, 2008. The title “Bolívar Fuerte” was rescinded on January 1, 2009. Since that date, the domestic currency of Venezuela is again officially referred to as the Bolívar. Accordingly, all references herein to Venezuela’s currency will be to the Bolivar or Bolívares (and not the Bolívar Fuerte or Bolívares Fuertes). Except as expressly noted herein, all Bolívar figures included herein, whether for periods prior to or after the effective date of the redenomination plan, are expressed in redenominated Bolívares. Effective January 1, 2008, the U.S. dollar exchange rate has been set at Bs.2.14=U.S.$1.00 for purchase operations and Bs.2.15=U.S.$1.00 for sale operations.
INTRODUCTION
Political Developments
In December 1998, Mr. Hugo Chávez Frías was elected President for a five-year term, capturing 56.5% of the vote. His inauguration took place on February 2, 1999. The administration of President Chávez has contended that a major political shift based on popular participation is occurring, which it has called a “Bolivarian Revolution”. In 1999, under the Chávez administration, a new Constitution was approved by a significant majority of Venezuelans in a popular referendum. The 1999 Constitution contains provisions designed to benefit the poorest sectors of the population, modify the structure of the branches of government and introduce significant advances in human rights. The government of President Chávez, referred to as the Government, has introduced further social and economic reforms aimed at benefiting the poor.
Beginning in December 2001, there was a period of intense political and social turmoil involving groups that opposed and those that supported the Government. In April 2002, a group of high-ranking military officers effected a brief coup d’etat, and in December 2002, a business federation led a nation-wide work stoppage that lasted two months and crippled oil production. Although the December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power, the Government and opposition groups signed an agreement in May 2003 that established a constitutional solution to the political instability facing Venezuela in the form of a potential referendum on the rule of President Chávez. On August 15, 2004, a recall referendum was held in which approximately 59% of the votes cast were against recalling President Chávez.
The last elections for state and local officials were held on November 23, 2008, which included over 500 races, including 23 state governors, 335 mayors and 167 state legislative council members. Candidates from the party headed by President Chávez won 17 of the 23 gubernatorial elections and approximately 80% of the mayoral offices, but candidates associated with opposition parties were elected in Venezuela’s three most populous states, as well as several major cities including the federal district of Caracas and Maracaibo. The next elections for state and local officials are scheduled for November 2012.
Presidential Election
On December 3, 2006, President Chávez was re-elected President for a six-year term, capturing 62.8% of the vote. Upon his re-election, in December 2006 President Chávez proposed to the group of political parties aligned with his administration the creation of a unified socialist political party, Partido Socialista Unido de Venezuela, or PSUV. These parties are not obligated to join PSUV and can remain independent at their discretion. This means that affiliation with the party has been voluntary. As of September 2009, the PSUV was comprised of four political parties. The PSUV officially registered with the National Electoral Council, referred to as the CNE, on April 17, 2008. The PSUV is one of many political parties in Venezuela and is open to new members.

Constitutional Amendment
On August 15, 2007, President Chávez submitted to the Asamblea Nacional, or National Assembly, in accordance with procedures contained in the 1999 Constitution, a proposal to amend the 1999 Constitution. In addition to the proposed amendments to the 1999 Constitution submitted by President Chávez, members of the National Assembly proposed additional changes. According to the figures announced by the CNE, on December 2, 2007, approximately 50.8% of the voters rejected the changes to the 1999 Constitution proposed by President Chávez and approximately 51.1% of the voters rejected the amendments proposed by the National Assembly. As a result, neither set of proposals was approved by the voters.
In December 2008, President Chávez submitted a new proposal to the National Assembly to amend the 1999 Constitution to eliminate all term limits on the number of times elected officials may hold the same office. The National Assembly called for a referendum to be held on February 15, 2009 to decide on whether to approve or disapprove of the proposed amendment. According to the figures announced by the CNE, approximately 54.9% of the voters approved the changes to the 1999 Constitution.
Redenomination of the Bolívar
On March 6, 2007, President Chávez issued a law-decree that established a redenomination of the Bolívar, which became fully effective on January 1, 2008. Under the redenomination plan, all amounts expressed in the national currency before the redenomination were divided by 1,000. Accordingly, the measure established a new monetary scale that eliminated three zeroes from all denominations of the national currency. In preparation for the conversion, the adjective “Fuerte” was, for a transition period ended on January 1, 2009, added to the word “Bolívar”, to make it “Bolívar Fuerte.” Additionally, all prices had to be expressed in both Bolívares and Bolívares Fuertes from October 1, 2007 until January 1, 2008. The title “Bolívar Fuerte” was rescinded on January 1, 2009. Since that date, the domestic currency of Venezuela is again officially referred to as the Bolívar. Accordingly, effective January 1, 2008, the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations.
Domestic and Regional Initiatives
President Chávez’s administration has been developing a number of social, health, education, and other initiatives aimed at transforming Venezuelan society within a model that is broadly referred to as “Socialism for the 21st Century”, in which the concepts of political participation and social inclusion are the cornerstone. At the same time, the administration is developing a variety of economic integration agreements under the “Bolivarian Alternative for the Americas”. These initiatives are designed to strengthen economic, financial and technical cooperation among Latin American and Caribbean countries.
Domestic Initiatives
Given the profound economic disparities found in the social structure of the country, the domestic initiatives are focused on the need to redirect economic resources to the poorer segments of society in order to create the proper conditions for sustainable growth and the highest level of welfare for the inhabitants of Venezuela. In addition, the initiatives seek to give a greater voice to workers in business enterprises. The following initiatives, among others, have been or are currently being undertaken:
•	the reallocation of unproductive business assets to productive activities in order to promote job creation;

•	the creation of new ministries with responsibility for housing, nutrition, gender equality and financial aid;

•	the mandatory allocation of a portion of commercial banks’ credit portfolios to pivotal economic areas such as housing, agriculture, tourism and manufacturing;

•	the strengthening of existing, and creation of new, national development and social funds to provide specific resources to major infrastructure projects and massive social programs;

•	the introduction of diverse initiatives of co-management and self-management among workers, employers and supervisors, as options to reshape either state companies and/or abandoned manufacturing facilities, as a fast-track measure to activate these entities and to promote stable job generation;

•	the creation of Government-owned entities to provide low-cost commercial services with a high level of social impact, such as airlines, telecommunications and food chain distribution;

•	the purchase, at market prices, of all companies in the electric sector and Compañía Anónima Nacional Teléfonos de Venezuela, referred to as CANTV, Venezuela’s largest telephone carrier, to secure stability in service rates and minimize their impact on inflation;

•	the purchase of all companies in the cement sector and Siderúrgica del Orinoco, C.A., referred to as SIDOR, Venezuela’s largest steelmaker, to help reduce prices in Venezuela; and

•	the purchase of Banco de Venezuela, the fourth largest bank in Venezuela.
Regional Initiatives
The Chávez administration is pursuing regional initiatives to build regional relationships and strengthen the economic, financial and technical cooperation among Latin American and Caribbean countries. Among the initiatives are the following:
•	Mercosur- to become a full member of Mercosur and establish a trade policy with Argentina, Brazil, Paraguay and Uruguay;

•	Petroamerica- promoting the regional integration of state energy companies, divided into “Petrosur”, comprising the southern cone and Bolivia, and “Petrocaribe” comprising the Caribbean. The stated purpose of the regional arrangement is to strengthen Venezuela’s presence in the international markets by eliminating trade barriers, increasing its refining infrastructure and reducing costs;

•	Regional Economic Assistance- assisting governments in the region by purchasing financial instruments and supplying petroleum products under favorable trading conditions;

•	Intensified Relations with Latin American and Caribbean countries — strengthening economic ties with Argentina, Cuba, Ecuador, Nicaragua and other nations and receiving additional support from those countries in connection with the development of the social agenda of the Chávez administration;

•	Bilateral and Multilateral Agreements- entering into bilateral trade and development agreements with countries in the region, such as: (1) the agreements with Brazil covering energy, mining, military cooperation and the development of an offshore natural-gas project; (2) the agreement among Venezuela, Bolivia and Cuba signed on April 29, 2006, and the subsequent addition of Honduras, Nicaragua and the Caribbean nation of Dominicia, that cover initiatives in trade, health and energy, among other matters; and (3) the agreements to construct gas pipelines from Venezuela to such other countries as Colombia, Brazil, Argentina, Uruguay, Paraguay and Bolivia;

•	Banco del Sur- promoting the creation and operation of an institution for development financing in the region and which will serve to foster regional integration through the financing of major integration projects in South American countries. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela, and in March 2009, the countries agreed to contribute a total of U.S.$7.0 billion in initial capital. As of September 2009, Banco del Sur had not begun operations;

•	Bank of the ALBA- creating a regional bank to enhance the economic and social integration of the member nations with an emphasis on contributing to sustainable economic and social development by reducing poverty, strengthening integration and promoting economic exchange equitably among the members. The Bank of the Bolivarian Alliance for the Americas, or the Bank of the ALBA was created in January 2008 with an initial start-up capital of U.S.$1.0 billion. The Bank of the ALBA is headquartered in Caracas, and Venezuela is the principal contributor with a contribution of 85% of the bank’s capital.

•	UNASUR- promoting the creation of an intergovernmental regional body aimed at improving economic and political integration in South America. The South American Union of Nations, or UNASUR, was officially established on May 23, 2008 when the leaders of the 12 member nations signed the Constitutive Treaty of UNASUR. The UNASUR members are: Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela.
2007 Enabling Law
On January 31, 2007, the National Assembly passed the 2007 Enabling Law, granting President Chávez the power to legislate and approve laws by decree for a period of 18 months in a number of areas, including nationalizations, hydrocarbons, electric utilities, telecommunications, taxes, social security and public finance.
During the course of the 18 months that the 2007 Enabling Law was in effect, a total of 67 laws were decreed governing the following areas, among others:
•	the redenomination of the Bolivar, effective January 1, 2008;

•	the amendment of the law governing the regulation of the administration of public sector finances and the annual budget;

•	the amendment of the law governing the regulation of the banking and financial sector;

•	the establishment of new mechanisms promoting economic development at the community level;

•	the establishment of new regulations in support of small and medium enterprises;

•	the amendment of the law governing the Banco de Desarrollo Económico y Social de Venezuela, or BANDES;

•	the establishment of a new Financial Transactions Tax, or Impuesto sobre las Transacciones Financieras, which levies a 1.5% tax on bank debits and other transactions;

•	the establishment of a new social fund for the effective distribution of the excess revenues of the entities in the consolidated public sector; and

•	the establishment of mechanisms to prevent food hoarding and speculation.
Nationalization of Heavy Oil Projects
In February 2007, President Chávez issued a law-decree under the authority conferred by the 2007 Enabling Law, pursuant to which the existing four Orinoco Belt heavy oil projects that had been established in the 1990s as joint ventures controlled by private sector petroleum companies, Petrozuata, Sincor, Cerro Negro and Hamaca, would be mandatorily converted into Empresas Mixtas, or Mixed Companies, in which CVP, a wholly-owned subsidiary of Petróleos de Venezuela, S.A., referred to as PDVSA, or another PDVSA subsidiary, will hold an equity interest of at least 60% in accordance with the Hydrocarbons Law. The Ministry of Popular Power for Energy and Petroleum was required to make a valuation of each new Mixed Company in order to determine the fair value of the participation of the PDVSA subsidiary in each Mixed Company and to provide any economic or financial adjustment as necessary. The law-decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Mixed Companies.
In May 2007, CVP completed the acquisition process with respect to the four Orinoco Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA (ENI), Petroleum & Chemical Corp (Sinopec), and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Mixed Companies controlled by PDVSA, increasing PDVSA’s average participation in the projects to 78%.
ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, have failed to reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, an ExxonMobil affiliate filed a request for arbitration with the International Centre for Settlement of Investment Disputes, or ICSID, as a result of its having been unable to successfully negotiate the terms of, or agree on the value of, the assets in the Cerro Negro project being transferred to the Republic. Prior to the enactment of the law-decree, ExxonMobil had a 41.7% interest in the Cerro Negro project. On January 25, 2008 the ExxonMobil affiliate commenced an additional arbitration under the rules of the International Chamber of Commerce.
On December 27, 2007 and January 8, 2008 the ExxonMobil affiliate obtained from the U.S. District Court for the Southern District of New York an attachment order totaling U.S.$315 million against accounts of a PDVSA affiliate and on January 25, 2008 the ExxonMobil affiliate obtained a freezing injunction from the High Court of Justice in London preventing the removal or non-ordinary course disposition of up to U.S.$12 billion in assets of PDVSA and its affiliates in the United Kingdom and the non-ordinary course disposition of up to that amount of assets elsewhere in the world. A court in the Netherlands has issued an order relating to the freezing of certain PDVSA assets in the Netherlands and in the Netherlands Antilles. On March 18, 2008, the High Court of Justice in London lifted the U.S.$12 billion freeze order.
Other Nationalizations
In addition to the nationalizations of the Heavy Oil projects, in January 2007 President Chávez announced a plan to nationalize various strategic areas of the economy in order to further state control of the development of these sectors in Venezuela. During the first six months of 2007, the Government acquired majority interests in certain electricity and telecommunications companies that had been operated and controlled by the private sector through a process of negotiated acquisitions with the controlling shareholders of those entities. As a result, the Government, through PDVSA, controls approximately 93% of C.A. La Electricidad de Caracas, referred to as EDC, formerly the largest private sector electricity company in Venezeuela, and 86% of CANTV, Venezuela’s largest telephone carrier. As a result of these nationalizations, the Government intends to facilitate access to efficient and reliable energy and communication services at an affordable price. After the Government acquired the majority interest in CANTV, on March 24, 2008, Brandes Investment Partners, LP, filed a request for arbitration with ICSID alleging expropriation of their shares in CANTV.

On April 16, 2008, Ternium, S.A., Consorcio Siderurgia Amazonia, Ltd., referred to as Ternium, and SIDOR, signed an agreement referred to as “Agreement Relating to the Transfer of SIDOR to the Venezuelan State” under which they agreed to establish a Transition Commission composed of eleven persons designated by the Ministry of Popular Power for Basic Industry and Mines to liaise with SIDOR’s Board of Directors in connection with the transfer of the shares and operations of SIDOR to the Venezuelan Government. This Commission will have oversight powers over SIDOR’s activities to ensure the protection of the Venezuelan Government’s interests. Under the agreement, SIDOR’s Board of Directors will continue to perform its duties relating to SIDOR’s ordinary course of business until the transfer of a majority of SIDOR’s shares to the Venezuelan Government has been completed. The agreement also contemplates that the Venezuelan Government will undertake the negotiation of a new collective bargaining agreement with SIDOR’s workers’ union.
On April 29, 2008, the National Assembly declared the Orinoco Steel Production Center (Centro de Producción Siderúrgica del Orinoco) where SIDOR is located, SIDOR’s shares of capital stock and SIDOR’s real property, machinery and equipment as public utility and social interest assets. On May 11, 2008, pursuant to Decree Law No. 6,058, dated April 30, 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises, and the activities of such companies were declared to be of public and social interest.  In connection with that designation and declaration, SIDOR has been under operational control of Corporación Venezolana de Guayana, a Venezuelan governmental entity referred to as CVG, since July 12, 2008.
On May 7, 2009, Ternium agreed to receive an aggregate amount of U.S.$1.97 billion from CVG as compensation for the sale of the 59.73% ownership interest of SIDOR held by Ternium.  Of the remaining 40.3% ownership interest, 20.32% was held by CVG and 19.95% was held by the employees of SIDOR.
On June 18, 2008, President Chávez signed a decree ordering the nationalization of the cement sector, including Cemex Venezuela, S.A.C.A. (Vencemos), or Cemex, Holcim (Venezuela) C.A., or Holcim, and Fabrica Nacional de Cementos, S.A. C.A. (Lafarge Group), or Lafarge. The Government set a 60-day deadline to negotiate the companies’ compensation, among other matters. In August 2008, the Government acquired control of approximately 89% of Lafarge’s local operations and approximately 85% of Holcim. Holcim failed to reach agreement regarding adequate compensation, and on April 10, 2009, Holcim filed a request for arbitration with ICSID.
On August 18, 2008, the Venezuelan Government took operational control of Cemex upon expiration of the negotiation period, but President Chávez subsequently signed a decree extending the negotiation period upon an official request by the Mexican government. As was the case with Holcim, Cemex also failed to reach agreement regarding adequate compensation, and as a result, on October 30, 2008, Cemex filed a request for arbitration with ICSID.
On May 7, 2009, the National Assembly passed a law that grants the President the power to declare a total or partial nationalization of stocks or assets of companies that are essential to the petroleum industry.  PDVSA, or its affiliates, will take possession of these assets and assume control of operations of nationalized entities, including employment of petroleum sector employees.  Under this new law, any controversy arising from actions taken under this law will be heard exclusively in Venezuelan tribunals under Venezuelan law.  Since the passage of this law, the Republic has acquired over 70 companies from the petroleum sector.
In July 2009, the Government purchased Banco Santander, S.A.’s stake in Banco de Venezuela, the Republic’s fourth-largest bank by assets, for approximately U.S.$1.1 billion in order to strengthen the public banking system. Approximately U.S.$630 million was paid in July 2009 with the remainder to be payable in October and December 2009.
Recent Economic Developments
Due in significant part to an economic policy focused on sustaining the growth of domestic economic activity, in 2008, Gross Domestic Product, or GDP, totaled approximately Bs.57.9 billion in 1997 Constant Bolívares, registering a 4.8% rate of growth for the year as compared to 2007. The continued economic growth, which has increased in 21 consecutive quarters through December 31, 2008, is largely due to non-petroleum activities. The domestic aggregate demand has responded to increased levels of public spending and bank financing, along with a drop in unemployment, a reduction of the informal sector, an increase in real wages and an improved standard of living for the population. In the first six months of 2009, Venezuela’s GDP registered an estimated real decrease of 2.4% compared to the same period of 2008.  The decrease in GDP was primarily due to a decrease in oil prices worldwide.
On April 3, 2008, INE, in affiliation with the Ministry of Popular Power for Planning, and the Central Bank issued Resolution No. 08-04-01 regulating the National Consumer Price Index or INPC (Indice Nacional de Precios al Consumidor) effective as of January 1, 2008. INPC covers the same items as the consumer price index (Indice de Precios al Consumidor) (CPI) with national geographic scope. The previous system only covered the Caracas and Maracaibo metropolitan areas.
Inflation figures from January 1, 2008 have been calculated using INPC. Figures prior to January 1, 2008 will not be re-calculated. INPC has as its base period December 2007 and is published monthly within the first ten days of each month. For the year ended December 31, 2008, the rate of inflation, as measured by the INPC, stood at 30.9%. For the twelve-month period ended August 31, 2009, inflation, as measured, by the INPC ,was 26.7%. For the eight-month period ended August 31, 2009, the rate of inflation, as measured by the INPC was 15.6%, representing a decrease of 3.8% as compared to the same period in 2008.
The Government has adopted a policy of containing inflationary pressures in the economy and is taking a number of actions to reverse the inflationary trends. These actions include avoiding the monetization of PDVSA’s income by direct contributions of income to the National Development Fund, referred to as the Fondo de Desarollo Nacional, or FONDEN, and the retention of foreign exchange for direct payment of foreign currency expenditures, increasing the amount of foreign currency made available to providers of domestic goods and services and increasing investment in areas of the economy most prone to inflationary pressures, including the agro-industrial sector.
During the first quarter of 2007, the National Executive Branch announced additional policies intended to control inflation. These measures were primarily aimed at stimulating the aggregate supply, both internally and externally, to minimize inflationary expectations and to increase price control efficiency by strengthening and expanding the public food distribution networks. Furthermore, the VAT was removed from certain goods and services categorized as basic necessities in addition to the three percentage point reduction in the VAT for all other taxable goods and services, effective March 1, 2007 and a further two percentage point reduction, effective July 1, 2007.
President Chávez has announced that the Government is preparing a series of new economic measures to address the Republic’s financial and monetary policy in order to: (1) reduce the gap between the official exchange rate and the non-official swap exchange rate; (2) boost economic activity and soften the impact of the drop in oil prices; (3) contain inflationary pressures; and (4) improve low activity levels in the financial intermediation sector.  The President has stated that the Government will seek to leave social spending untouched while cutting non-essential Government outlays.  Potential economic measures include a cash infusion into the economic sectors most affected by the economic decline during the second quarter of 2009, including the manufacturing, construction and trade sectors, a possible issuance of dollar-denominated debt and a potential tax on goods considered to be luxury goods.
At December 31, 2008, the unemployment rate was 6.8%, compared to 7.5% in 2007. At August 31, 2009, the unemployment rate was 8.0%.
Gross international reserves stood at approximately U.S.$42.3 billion at December 31, 2008 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$8.8 billion since December 31, 2007. The increase in the gross international reserves from 2007 to 2008 was due to an increase in oil revenues due to higher prices of oil. At December 31, 2008, the balance in the Stabilization Fund was U.S.$828 million, an increase of U.S.$19 million from year-end 2007. At March 30, 2009, gross international reserves stood at approximately U.S.$28.2 billion (excluding amounts deposited in the Stabilization Fund), primarily due to an approximately U.S.$12.0 billion disbursement made to FONDEN. At September 7, 2009, gross international reserves totaled approximately U.S.$32.3 billion (excluding amounts deposited in the Stabilization Fund), and the balance in the Stabilization Fund was approximately U.S.$829 million. The increase in gross international reserves was primarily due to the disbursement of U.S.$3.5 billion made by the International Monetary Fund, or IMF, described under “—Relations with Multilateral Institutions” below.
For 2008, the overall balance of payments recorded a surplus of approximately U.S.$9.3 billion and the current account had a total surplus of U.S.$37.4 billion. The surplus in the 2008 overall balance of payments is primarily due to a current account surplus that led to an increase in oil exports. In the first six months of 2009, the overall balance of payments recorded a deficit of approximately U.S.$13.8 billion and the current account had a total deficit of U.S.$2.0 billion. The deficit in the balance of payments for the first six months of 2009 is primarily due to a significant decrease in oil exports. During 2008, the capital account recorded a deficit of U.S.$24.9 billion, and in the first six months of 2009, the capital account recorded a deficit of U.S.$8.9 billion.
The Government’s external public debt as of December 31, 2008 totaled approximately U.S.$29.9 billion, and the Government’s internal public debt as of December 31, 2008 totaled approximately U.S.$14.2 billion. At June 30, 2009, the Government’s external public debt remained at approximately U.S.$29.9 billion, but the Government’s internal public debt as of June 30, 2009 increased to approximately U.S.$20.4 billion. The increase in the Government’s internal public debt was primarily due to an increase in financing authorized under the Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009, which was passed in order to address a deficit that resulted from the reduction in the price of oil. For more information on the Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009, refer to “Public Finance—2009 Budget”.
Relations with Multilateral Institutions
In April 2007, President Chávez indicated the possibility that Venezuela would separate itself from the IMF and the World Bank, stating that the country had paid back all of its obligations to both multilateral lenders and did not concur in the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. To date, Venezuela’s Government has not taken any formal steps to withdraw its membership in the IMF and the World Bank.

In September 2009, Venezuela received a disbursement of U.S.$3.5 billion equivalent of Special Drawing Rights, or SDRs, from the IMF which provided an aggregate of approximately U.S.$33.0 billion to central banks worldwide in order to boost their reserves and increase liquidity in their financial systems.
Amendments to Central Bank Law and Enhancement of FONDEN
In July 2005, the National Assembly approved an amendment to the new Central Bank Law. The reform maintains the “revolving account” of PDVSA, pursuant to which PDVSA is entitled to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. Any proceeds not required to cover capital or operating expenses, taxes and dividends must be contributed by PDVSA to FONDEN.
Under the amended law, Banco Central de Venezuela, or Banco Central, is required to determine the optimum level of international reserves and update the National Assembly on an annual basis. The optimum level of international reserves currently is stated to be U.S.$31.9 billion. All amounts of foreign exchange above this level are excluded from being deposited by PDVSA in Banco Central, and instead are redirected to FONDEN. The reform also required that Banco Central make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005, and since that date through December 31, 2007, approximately U.S.$17.0 billion have been added by Banco Central and approximately U.S.$15.1 billion have been contributed by PDVSA. In 2008, Banco Central contributed an additional U.S.$1.5 billion and PDVSA added an additional U.S.$6.0 billion to FONDEN. At December 31, 2008, total FONDEN contributions amounted to U.S.$45.4 billion.
Amounts deposited in FONDEN are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brady bonds as part of a liability management program put in place in 2006.
As of December 31, 2008, FONDEN had allocated approximately U.S.$38.2 billion, or approximately 84.1% of the funds available, to the various projects financed by FONDEN, including, among others: approximately U.S.$5.4 billion allocated to 29 infrastructure projects; approximately U.S.$984 million allocated to 17 mining projects; approximately U.S.$9.3 billion allocated to 54 energy and petroleum projects; approximately U.S.$3.9 billion allocated to 20 housing projects; approximately U.S.$1.8 billion allocated to 19 agriculture projects; approximately U.S.$331 million allocated to three science and technology projects; and approximately U.S.$595 million allocated to 16 environmental projects.

BOLIVARIAN REPUBLIC OF VENEZUELA
Geography and Population
Geography
Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela’s national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the land.
Caracas, Venezuela’s capital and largest city, is Venezuela’s political, financial, commercial, communications and cultural center. As of year-end 2008, the population of Caracas, which includes the Capital District and the Miranda state, was approximately 5.0 million.  As of the same date, the Zulia state, which includes Maracaibo, the nation’s second-largest city,  located near Venezuela’s most important petroleum fields and richest agricultural areas, had a population of 3.7 million.
Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute.
Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem in Venezuela/Colombia relations. Venezuelan armed forces have been stationed on the sparsely-populated western border to control incursions and to provide protection to Venezuelan ranchers residing in this area. Among other measures taken by Venezuela, the army has deployed more troops along its border to boost security.
During 2007, Colombia was among Venezuela’s largest trading partners. On March 2, 2008, President Chávez announced a movement of troops towards Venezuela’s border with Colombia and on March 3, 2008 announced the suspension of diplomatic relations with Colombia as a result of the incursion by the Colombian military into Ecuador and the killing by Colombian military forces of certain members of the Revolutionary Armed Forces of Colombia, or FARC, including one of its leaders. On March 7, 2008, the governments of Venezuela, Colombia and Ecuador announced a resolution of their political disputes and restitution of normal diplomatic and trade relations as part of a diplomatic mission led by the Organization of American States.
On July 28, 2009, President Chávez announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations, as a result of accusations made by Colombian president, Álvaro Uribe, of an alleged weapons delivery from the Venezuelan Army to the FARC. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia, but the diplomatic relations remain frozen due to President Chávez’s disagreement over President Uribe’s decision to permit U.S. military personel to use Colombian military bases in Colombia. On August 28, 2009, the presidents from the 12 UNASUR countries met to discuss the agreement between Colombia and the United States and signed a joint declaration focused on expressing the need to respect the sovereignty of each nation in the region and to strengthen peace throughout the region.
Population
Venezuela had an estimated population of approximately 26.4 million as of year-end 2008, of which approximately 64.5% were between the ages of 15 and 64. The estimated Venezuelan labor force was approximately 12.7 million at December 31, 2008.
The Government has implemented a number of programs called Missions to improve the social welfare of poor and extremely poor Venezuelans. According to INE, at December 31, 2008, the poor and extremely poor represented approximately 31.0% of the Venezuelan population.

The following table sets forth, for the year 2005, comparative GDP figures and selected other comparative social indicators for Venezuela and other selected Latin American countries:

	Venezuela	Argentina	Brazil	Chile	Colombia	Mexico	Peru
	(in U.S. dollars)
GDP (billions)(1)	$140.2	$183.2	$796.1	$115.2	$122.3	$768.4	$79.4
GDP per capita(1)	$6,632	$14,280	$8,402	$12,027	$7,304	$10,751	$6,039
Life expectancy at birth (years)	73.2	74.8	71.7	78.3	72.3	75.6	70.4
Infant mortality rate (per 1,000 births)	18	15	31	8	17	22	23
Adult literacy rate (%)	93.0	97.2	88.6	95.7	92.8	91.6	87.9

(1)	The United Nations calculates GDP and its components as adjusted for purchasing power parity.
Source: United Nations Development Program Human Development Report, 2007/2008.
Form of Government and Political Parties
Venezuela is divided into 23 states, a capital district and various federal dependencies.
Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Venezuelan Government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.
Political Parties
Prior to the mid 1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times, and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, AD and COPEI suffered from voter dissatisfaction, and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Mr. Caldera had previously served as President between 1974 and 1979 as the COPEI candidate.
Current Presidential Administration
In December 1998, Mr. Hugo Chávez Frías was elected President for a five-year term, capturing 56.5% of the vote. His inauguration took place on February 2, 1999. A candidate from MVR, President Chávez was supported during his candidacy by a coalition called the Polo Patriótico, which included members of MVR, Movimiento al Socialismo, referred to as MAS, and Patria para Todos, among others. President Chávez’s election was perceived as a reflection of the Venezuelan population’s disenchantment with the traditional political parties and concern over allegations of public mismanagement and corruption within the previous administrations. President Chávez was among the leaders of an attempted coup d’etat against then President Carlos Andrés Pérez in 1992. Once the new Constitution became effective in December 1999, new elections were scheduled. On July 30, 2000, President Chávez was re-elected President for a six-year term, capturing 59% of the vote.
Early in February 2002, President Chávez appointed, in accordance with PDVSA bylaws and as it had regularly been done every two years, a new board of directors of PDVSA, that included long term executives of PDVSA. A number of PDVSA management politically connected to the opposition protested the appointments and were joined by the opposition controlled labor union named Confederación de Trabajadores de Venezuela, or CTV, in a two-day general strike which culminated in a public rally by thousands of opposition demonstrators demanding the resignation of President Chávez on April 11, 2002.
A group of high-ranking military officers participating in an already launched coup d’etat publicly blamed President Chávez for civilian deaths, refused to recognize his authority, detained him in the Presidential Palace and transferred him to Caracas’ military garrison. On April 12, 2002, opposition groups gathered at the Presidential Palace and appointed Pedro Carmona, at the time the president of the leading business federation, Fedecámaras, as transitional President. On the following morning, April 13, 2002, after a night of demonstrations and the regrouping of military officers supporting President Chávez, the group supporting Mr. Carmona fled the Presidential Palace. Mr. Carmona was later detained by military officers loyal to President Chávez and a few hours later, President Chávez returned to office.
The Referendum
Since 2001, there have been street demonstrations and rallies both in support of and against President Chávez. Some civic groups, the media, the local business sector, CTV, a labor union that represents close to 15% of the unionized labor force in Venezuela, and current and former military officers have led opposition protests. The most recent and damaging nation-wide work stoppage began on December 2, 2002 and ended on February 3, 2003. It was called by the Coordinadora Democrática, or the Democratic Coordinating Committee, a civilian political organization, CTV and Fedecámaras and it was joined by managers and key PDVSA employees, certain officers of Venezuela’s oil tankers and merchant fleet, banks, the media, private and public universities and other sectors of the country.
The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. After that date, pro-Government and opposition groups took steps towards resolving the political crisis through the electoral process. The Government and the opposition signed an agreement on May 29, 2003, mediated by the Organization of American States, referred to as the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing Venezuela. The parties to the agreement acknowledged that such a solution could be achieved by a potential referendum on the rule of President Chávez, which could only occur after August 19, 2003. That date marked the midpoint of President Chávez’s six-year term, when the Venezuelan Constitution allows for a legally-binding referendum.
On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, a recall referendum was held in which approximately 59% of the votes cast were against recalling President Chávez.
Recent Elections
On December 4, 2005, elections were held for the 167 seats in the National Assembly. On December 1, 2005, the principal opposition parties announced that their candidates would not participate in the elections. The electoral authorities reported that approximately 25% of those eligible to vote participated in the elections. President Chávez’s political party won 121 seats and other parties aligned with the Chávez administration won the remaining seats. The next elections for the National Assembly are scheduled for December 2010.
On December 3, 2006, President Chávez was re-elected President for a six-year term, capturing 62.8% of the vote, which, in turn, significantly lowered political and social tensions.
The last elections for state and local officials were held on November 23, 2008, which included over 500 races, including 23 state governors, 335 mayors and 167 state legislative council members. Candidates from the party headed by President Chávez won 17 of the 23 gubernatorial elections and approximately 80% of the mayoral offices, but candidates associated with opposition parties were elected in Venezuela’s three most populous states, as well as several major cities including the federal district of Caracas and Maracaibo. The next elections for state and local officials are scheduled for November 2012.
The 1999 Constitution
After his election as President in December 1998, President Chávez proposed a series of important political changes in early 1999. After a popular referendum was held on April 25, 1999, the Asamblea Nacional Constituyente, or the Constituent Assembly, was created for the purpose of drafting a new constitution. The members of the Constituent Assembly were elected on July 25, 1999 and assumed legislative functions until the adoption of the new Constitution.
On December 15, 1999, the Constituent Assembly presented a constitution for approval by the Venezuelan electorate. The proposed constitution was approved by approximately 70% of those persons who voted and was adopted effective December 30, 1999. Under the new Constitution, a unicameral national legislature, the National Assembly, was created to undertake legislative functions.
The 1999 Constitution, among other things:
•	expanded the role of the Government with respect to social security, health care and education;

•	created the civic and electoral branches of the Government;

•	created the office of the Vice President;

•	allowed active military officers to vote; and

•	forbade the privatization of PDVSA. This prohibition was not extended to PDVSA’s subsidiaries or strategic associations.
The 1999 Constitution guarantees Venezuelan citizens a broad array of social benefits which significantly exceed those provided under the previous Constitution. Among other social benefits, the 1999 Constitution provides that:
•	the Government is required to ensure the well-being of its citizens through the creation of a national public healthcare system up to the standards prevailing in the private sector, the financing for which must be ensured by the Government;

•	education is an absolute right of all citizens, and the Government must ensure that all citizens are afforded the opportunity to free education (through secondary school) in Venezuela’s public education system;

•	the Government is required to provide assistance to its citizens in the event of illness, incapacity, unemployment, maternity, paternity, old age and other special circumstances; and

•	all citizens are entitled to live in a home with adequate security, comfort, hygienic conditions and basic services; to that end, the Government must ensure that measures are implemented to provide families with access to financing for the construction and the acquisition of residential homes.
On August 15, 2007, President Chávez submitted to the National Assembly, in accordance with procedures contained in the 1999 Constitution, a proposal to amend the 1999 Constitution. In addition to the proposed amendments to the 1999 Constitution submitted by President Chávez, members of the National Assembly proposed additional changes. According to the figures announced by the CNE, on December 2, 2007, approximately 50.8% of the voters rejected the changes to the 1999 Constitution proposed by President Chávez and approximately 51.1% of the voters rejected the amendments proposed by the National Assembly. As a result, neither set of proposals was approved by the voters.
In December 2008, President Chávez submitted a new proposal to the National Assembly to amend the 1999 Constitution to eliminate all term limits on the number of times elected officials may hold the same office. The National Assembly called for a referendum to be held on February 15, 2009 to decide on whether to approve or disapprove of the proposed amendment. According to the figures announced by the CNE, approximately 54.9% of the voters approved the changes to the 1999 Constitution.
Organization of the Venezuelan Government
Under the 1999 Constitution, the Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:
The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the 1999 Constitution, the President is elected for a term of six years, and based on the February 2009 constitutional amendment, may be re-elected for unlimited six-year terms. The 1999 Constitution provides that the public can call for a legally-binding recall referendum at any time after the midpoint of the President’s six-year term. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela’s armed forces. The different services within Venezuela’s armed forces report to the Minister of Defense.
The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years, and, based on the February 2009 constitutional amendment, may be re-elected for unlimited five-year terms.. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.
The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The 1999 Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the Supreme Court Law provided for 20 justices of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of justices to 32. An absolute majority of the National Assembly can fill the new positions created by the amendment and can also remove a justice from the Supreme Court. In December 2004, 17 new justices were appointed by an absolute majority.
The Civic Branch. The civic branch, which was created under the 1999 Constitution, is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Defensoría del Pueblo, which promotes and monitors the protection of human rights; the Fiscalía General de la República, which promotes the fair administration of justice and judicial processes; and the Contralor General de la República, which monitors and controls the administration of the Government’s assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms.
The Electoral Branch. The electoral branch, which was created under the 1999 Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.

The State Governments. State executive power is exercised by a governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.
National Assembly
On December 4, 2005, elections were held for the 167 seats in the National Assembly. On December 1, 2005, the principal opposition parties announced that their candidates would not participate in the elections. The electoral authorities reported that approximately 25% of those eligible to vote participated in the elections. President Chávez’s political party, MVR, won 121 seats and other parties aligned with the Chávez administration won the remaining seats. The next elections for the National Assembly are scheduled for December 2010.
While a three-fifths majority is required to enact enabling laws (Leyes Habilitantes), a two-thirds majority is required to pass organic laws (Leyes Orgánicas). Enabling laws are those that grant the President the power to issue law-decrees having the same effect as statutes without further approval by the legislature. Historically, MVR has been able to enter into coalitions with MAS and several other small parties in order to garner the specific majority required for the passage of legislation. Currently, MVR has enough seats on the National Assembly to pass legislation that requires a simple majority.
The following table sets forth the number and party affiliations of the National Assembly as of September 2009:

No. of
Political Party	Seats
PSUV	144
Podemos	6
Others	17

Total	167

In order to have a direct link to his closest followers, in December 2006, President Chávez proposed the creation of a unified political party, PSUV, which is comprised of those political parties that support the President. Parties that supported the President are not obligated to join PSUV and can remain autonomous. As of September 2009, the PSUV was comprised of four political parties. The PSUV officially registered with the CNE on April 17, 2008.
Enabling Laws
In April 1999, in accordance with Article 190 of the Constitution, President Chávez requested the Venezuelan Congress to pass a special law, referred to as the 1999 Enabling Law. The 1999 Enabling Law granted the President the power to issue law-decrees that would have the same effect as statutes, without the need for any further approval by the National Assembly. Under the 1999 Enabling Law, the President was authorized to issue law-decrees relating to national public administration, public finance, taxation and social security. During the period in which the 1999 Enabling Law was in effect, the President issued law-decrees in furtherance of the Programa Económico de Transición 1999-2000, referred to as the Economic Plan, including the following:
•	the approval of a broadly-based 15.5% VAT to replace the Impuesto al Consumo Suntuario y Ventas al Mayor, referred to as the LWT; and

•	the approval of a temporary 0.5% tax on bank debits, referred to as BDT, which expired in May 2000 (and was effectively replaced by a new bank debit tax promulgated in March 2002).
On November 13, 2000, at President Chávez’s request, the National Assembly enacted a new enabling law, granting the President the power to issue a number of new law-decrees, referred to as the 2000 Enabling Law. During the period in which the 2000 Enabling Law was in effect, the President issued law-decrees governing the following areas, among others:
•	a new Hydrocarbons Law, the Ley Orgánica de Hidrocarburos, governing royalty payments on oil extraction and control over petroleum sector projects;

•	the conversion of Fondo de Inversiones de Venezuela, known as FIV, into BANDES;

•	a Lands and Agricultural Development Law, referred to as the Lands Law, introducing land and agricultural reform; and

•	a new General Law of Banks and Other Financial Institutions.
On January 31, 2007, the National Assembly passed a new enabling law, or the 2007 Enabling Law, granting President Chávez the legislative power to govern by decree with the force of law for 18 months in several areas, including nationalizations, hydrocarbons, electric utilities, telecommunications, taxes, social security and public finance, among others areas.

During the period in which the 2007 Enabling Law was in effect, President Chávez issued law-decrees governing the following areas, among others:
•	the redenomination of the Bolivar, effective January 1, 2008;

•	the requirement that the existing Orinoco Belt projects be converted into Empresas Mixtas, or Mixed Companies, in which PDVSA or PDVSA’s subsidiaries hold an equity interest of at least 60%;

•	the amendment of the law governing the regulation of the administration of public sector finances and the annual budget;

•	the establishment of a new Financial Transactions Tax, or Impuesto sobre las Transacciones Financieras, which levies a 1.5% tax on bank debits and other transactions;

•	the reduction of the VAT from 14% to 11%, effective March 1, 2007, and then a further reduction to 9%, effective July 1, 2007;

•	the establishment of mechanisms to prevent food hoarding and speculation;

•	the amendment of the law governing the regulation of the banking and financial sector;

•	the establishment of new mechanisms promoting economic development at the community level;

•	the amendment of the law governing BANDES;

•	the establishment of a new social fund for the effective distribution of the excess revenues of the entities in the consolidated public sector; and

•	the establishment of new regulations in support of small and medium enterprises.
Domestic Initiatives
Redistribution of Idle Production Facilities
The Government has embarked on a program to identify, acquire, reorganize and make operative unproductive manufacturing properties in the private sector. Idle productive capacity will be used by the state to create new opportunities for employment and increase local production. The Government is required by law to pay fair value for the assets taken.
Social Programs
Beginning in 2002, the Government designed social programs, called Missions, with the objective of providing social services in the areas of health, education and employment, among others. Bs.5.4 billion were allocated in the 2004 national budget to fund these social programs and, in 2005, Bs.7.0 billion were allocated for that purpose. In 2006, Bs.14.9 billion were allocated in the national budget to fund the Missions, while in 2007, Bs.11.9 billion were allocated in the national budget to fund the Missions. In 2008, Bs.5.6 billion were allocated in the national budget to fund the Missions, and in 2009, Bs.5.6 billion were allocated for that purpose.
In August 2004, President Chávez adopted measures to create three new social ministries to oversee housing, nutrition and small business. The Ministry of Housing is focused on providing affordable homes to Venezuelans, the Ministry of Nutrition will work to guarantee low-cost food to Venezuelans in need, while the Ministry of Popular Economy is in charge of developing cooperatives, small business enterprises as well as assisting residents in rural areas to develop their own businesses.
In spite of the fact that the Missions were created to improve literacy, provide primary health care in the country’s poorest neighborhoods and develop employment opportunities, many of these programs came under criticism from the political opposition for being considered as a short-term mechanism for gaining support for President Chávez in the revocatory referendum process in 2004 and for allegations of political indoctrination attributed to the participation of Cuban medical staff in the implementation of such programs. At September 2009, the number of missions was 27 nationwide and the Government believes that they have proven to be a successful mechanism to help and relieve the major problems of those most in need.
Additionally, President Chávez’s administration has created state-owned entities to provide low-cost commercial services and to stimulate domestic production. Among the initiatives are a state-owned telephone company, CVG-Telecom, a state-owned international airline, Conviasa and VeneMóvil, which was created to regulate the production and distribution of low-cost automobiles by offering tax incentives to car manufacturers as long as at least 27% of the parts used to assemble such vehicles are manufactured in Venezuela.
Broadcasting Guidelines
In December 2004, the Government enacted a law setting forth broadcasting guidelines for television and radio stations in Venezuela and establishing social responsibilities among television and radio service providers, announcers, independent producers and users. Among other matters, the law establishes a rating system based on the type of programming and the levels of violence, sex, profanity and certain socially unacceptable behavior it contains. Television and radio stations are required to broadcast certain types of programming during defined hours of the day, based on the ratings assigned to the programming.
The law also requires that television and radio stations allow the Government to broadcast messages deemed relevant and valuable by the Government through their facilities free of charge, subject to certain time limits and restrictions as to content and requires television and radio stations to contribute a percentage of their gross revenues to a fund to be established for the financing of projects to develop national production and training of television producers. Television and radio stations that fail to comply with the provisions of such law may be sanctioned. These sanctions could include the imposition of fines, the suspension of operations and the revocation of operating concessions.
In addition, in March 2005, the National Assembly enacted reforms to the Venezuelan Criminal Code that incorporate new crimes, revise the penalties for certain crimes and consolidate certain special penal laws into the code. Included in such reforms are amendments that increase the severity of criminal penalties for statements that disparage public officials and expand the list of public officials protected by such provisions. The opposition to President Chávez’s administration has alleged that the legislative reforms were in response to the media’s perceived partiality against his administration and that they may restrain the press from criticizing the Government.
On May 27, 2007, Radio Caracas Television, referred to as RCTV, ceased transmissions after the Government decided not to extend its concessions. On May 28, 2007, the released television frequency was allocated to a new public-service channel, TVES, whose main objective is the broadcasting of entertainment and educational programs and to promote the national production of programs that suit the current needs of the population. In July 2007, RCTV began broadcasting on cable and satellite television.
In July 2009, the National Telecommunications Commission, or CONATEL, ordered 34 radio and television stations to shut down transmissions because they were operating illegally in Venezuela.  According to CONATEL, the stations were operating with licensing irregularities, including operating with expired permits or without proper authorization for transfers of ownership.  The 34 stations were ordered to shut down immediately or face potential sanctions.  The stations that were closed were given 15 days to introduce an appeal in their defense in the appropriate courts.
TELESUR
In July 2005, TELESUR, the Latin American television network sponsored by the governments of Venezuela, Argentina, Cuba and Uruguay, began broadcasting on a limited schedule. By October 31, 2005, TELESUR, based in Caracas and originally owned by the Venezuelan Government, began a full-time broadcasting that can now be seen in at least 15 countries. TELESUR was designed to spur Latin American integration by creating a new communication paradigm that serves as an alternative to large media conglomerates. The network was funded with U.S.$10 million provided by the countries that jointly owned the network at the time of funding: Venezuela (51% ownership), Argentina (20% ownership), Cuba (19% ownership) and Uruguay (10% ownership). Afterwards, in April 2006, Bolivia agreed to buy a 5% stake in TELESUR. Other Latin American countries may join in the future.
Mandatory Allocations of Bank Credits
In August 2005, the National Assembly passed a resolution that requires private commercial banks to allocate a minimum of 2.5% of their loan portfolio to finance tourism projects, while the public sector banks and non-banking institutions have to allocate 5.0%. As of January 2009, the Venezuelan banking industry had a total of five mandatory credit allocations, including 21.0% for the farming sector, 10.0% for mortgage loans, 3.0% for microloans, 3.0% for tourism and 10.0% for the manufacturing sector. As a result, private and public sector banks must contribute 47.0% of their total loan portfolio, respectively, to defined essential segments of the economy.
Education Reform
In August 2009, the National Assembly unanimously approved the Organic Education Law in order to guarantee that all citizens have access to high quality education, free of charge, from childhood through the undergraduate university level. The law requires an annual increase in spending on education, and mandates equality of conditions and opportunities, gender equity and the extension of educational facilities to rural and poor areas. Under the new Education Law, the state is in charge of several aspects of the education system, including infrastructure, curriculum and other administrative tasks. The passage of the new Education Law was met with demonstrations both in support of and against the law.
Social Production Companies
In September 2005, President Chávez issued a law-decree creating the Empresas de Producción Social, or Social Production Companies, also referred to as EPSs. The EPSs are community-based, socially-minded economic entities financially assisted by the Government, dedicated to generating and providing goods and services necessary to satisfy the basic needs of the community. EPSs were established to provide the Venezuelan labor force with opportunities to participate in a variety of sectors of the economy, including the petroleum and mining sectors. Primarily, EPSs are operated by the Ministry of Popular Power for Basic Industry and Mining, referred to as MPPIBAM, through CVG, and by PDVSA. As of March 31, 2007, CVG was operating 216 EPSs and spent approximately Bs.19.1 million to finance 173 of such entities. As of June 30, 2007, PDVSA was operating 1,785 EPSs and spent approximately Bs.14.5 million to finance 23 of them. In 2008, there were approximately 163 EPSs operated by CVG. In 2008, PDVSA contributed Bs.32.5 million in support of social projects developed by the Venezuelan government.
Nationalization of Private Companies
In January 2007, President Chávez announced a plan to nationalize various areas of the economy in order to hold assets that were considered strategic for the development of Venezuela. As of May 2007, the Government controlled approximately 93% of EDC, and controlled approximately 86% of CANTV, Venezuela’s largest telephone carrier. As a result of these nationalizations, the Government intends to facilitate access to efficient and reliable energy and communication services at an affordable price. After the Government acquired the majority interest in CANTV, on March 24, 2008, Brandes Investment Partners, LP, filed a request for arbitration with ICSID alleging expropriation of their shares in CANTV.
On April 16, 2008, Ternium and SIDOR signed an agreement referred to as “Agreement Relating to the Transfer of SIDOR to the Venezuelan State” under which they agreed to establish a Transition Commission composed of eleven persons designated by the Ministry of Popular Power for Basic Industry and Mines to liaise with SIDOR’s Board of Directors in connection with the transfer of the shares and operations of SIDOR to the Venezuelan Government. This Commission will have oversight powers over SIDOR’s activities to ensure the protection of the Venezuelan Government’s interests. Under the agreement, SIDOR’s Board of Directors will continue to perform its duties relating to SIDOR’s ordinary course of business until the transfer of a majority of SIDOR’s shares to the Venezuelan Government has been completed. The agreement also contemplates that the Venezuelan Government will undertake the negotiation of a new collective bargaining agreement with SIDOR’s workers’ union.
On April 29, 2008, the National Assembly declared the Orinoco Steel Production Center (Centro de Producción Siderúrgica del Orinoco) where SIDOR is located, SIDOR’s shares of capital stock and SIDOR’s real property, machinery and equipment as public utility and social interest assets. On May 11, 2008, pursuant to Decree Law No. 6,058, dated April 30, 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises, and the activities of such companies were declared to be of public and social interest.  In connection with that designation and declaration, SIDOR has been under operational control of CVG since July 12, 2008. On May 7, 2009, Ternium agreed to receive an aggregate amount of U.S.$1.97 billion from CVG as compensation for the sale of the 59.73% ownership interest of SIDOR held by Ternium.  Of the remaining 40.3% ownership interest, 20.32% was held by CVG and 19.95% was held by the employees of SIDOR
On June 18, 2008, President Chávez signed a decree ordering the nationalization of the cement sector, including Cemex, Holcim and Lafarge. The Government set a 60-day deadline to negotiate the companies’ compensation, among other matters. In August 2008, the Government acquired control of approximately 89% of Lafarge’s local operations and approximately 85% of Holcim. Holcim failed to reach agreement regarding adequate compensation, and on April 10, 2009, Holcim filed a request for arbitration with ICSID.
On August 18, 2008, the Venezuelan Government took operational control of Cemex upon expiration of the negotiation period, but President Chávez subsequently signed a decree extending the negotiation period upon an official request by the Mexican government. As was the case with Holcim, Cemex also failed to reach agreement regarding adequate compensation, and as a result, on October 30, 2008, Cemex filed a request for arbitration with ICSID.
On May 7, 2009, the National Assembly passed a law that grants the President the power to declare a total or partial nationalization of stocks or assets of companies that are essential to the petroleum industry.  PDVSA, or its affiliates, will take possession of these assets and assume control of operations of nationalized entities, including employment of petroleum sector employees.  Under this new law, any controversy arising from actions taken under this law will be heard exclusively in Venezuelan tribunals under Venezuelan law.  Since the passage of this law, the Republic has acquired over 70 companies from the petroleum sector.
In July 2009, the Government purchased Banco Santander, S.A.’s stake in Banco de Venezuela, the Republic’s fourth-largest bank by assets, for approximately U.S.$1.1 billion in order to strengthen the public banking system. Approximately U.S.$630 million was paid in July 2009 with the remainder to be payable in October and December 2009.

External Affairs and Membership in International Organizations
Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of the Organization of the Petroleum Exporting Countries, or OPEC, the IMF, the International Bank for Reconstruction and Development, referred to as the World Bank, the Inter-American Development Bank, referred to as the IADB, the General Agreement on Tariffs and Trade, or GATT, the World Trade Organization, or the WTO, and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas referred to as the CAF, as well as other significant international organizations.
Venezuela has traditionally consulted and discussed with various international agencies such as the IADB, the World Bank and the IMF its economic programs, objectives, projections and policies. In particular, Venezuela complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF.
In 1973, Venezuela became a member of the Andean Community, an Andean regional integration alliance, whose members include Bolivia, Ecuador, Colombia and Peru. In April 2006, President Chávez announced that Venezuela would withdraw from the Andean Community. Despite this announcement, Venezuela has yet to formally complete all of the necessary withdrawal procedures, a process that can take up to five years to complete. In August 2006, Venezuela and the Andean Community signed an agreement to keep the trade advantages fully and reciprocally effective, despite the April 2006 announcement.
In 2004, Venezuela became an associate member of Mercosur. In May 2006, Venezuela agreed to the protocol for admission as a full member, including a timetable for bringing down mutual trade barriers, and a final deadline of January 1, 2014 for full liberalization among all members. Under the protocol, Venezuela has agreed to adhere to all key Mercosur codes and adopt Mercosur’s common external tariffs by no later than June 2010. As of August 2009, lawmakers from Argentina and Uruguay had approved Venezuela’s entry as a full member of Mercosur, but Paraguayan and Brazilian Congresses had not ratified Venezuela’s admission.
Venezuela is also a member of a number of other multilateral trading groups, including the Caribbean Community and Common Market, known as CARICOM. Venezuela was also a party of the G-3 Group, which includes Mexico and Colombia.
In April 2007, President Chávez indicated the possibility that Venezuela would separate itself from the IMF and the World Bank, stating that the country had paid back all of its obligations to both multilateral lenders and did not concur in the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. To date, Venezuela’s Government has not taken any formal steps to withdraw its membership in the IMF and the World Bank.
In December 2004, the Bolivarian Alternative for the Americas, or ALBA, became effective when Venezuela and Cuba signed the first ALBA exchange agreement. Since that time, ALBA has become an international cooperation organization based upon the idea of social, political, and economic integration between the countries of Latin American and the Caribbean. As of June 2009, ALBA countries included Venezuela, Cuba, Bolivia, Nicaragua, Honduras, Ecuador, St. Vincent and the Grenadines, Dominica and Antigua and Barbuda.
In January 2008, the member nations of ALBA created the Bank of the ALBA primarily to enhance the economic and social integration of the member nations with an emphasis on contributing to sustainable economic and social development by reducing poverty, strengthening integration and promoting economic exchange equitably among the members. The Bank of the ALBA has an initial start-up capital of U.S.$1.0 billion and is headquartered in Caracas. The Bank of the ALBA’s aim is to boost industrial and agricultural production among its members, support social projects, as well as multilateral cooperation agreements among its members, particularly in the field of energy. In 2008, the Bank of the ALBA began participating in a joint venture with Petrocaribe as part of an effort to address food shortage problems in Central American and Caribbean countries. Venezuela is the principal contributor of the Bank of the ALBA with a contribution of 85% of the bank’s capital.

THE VENEZUELAN ECONOMY
Overview
Venezuela has been a major petroleum exporter since the early twentieth century. According to the BP Statistical Review of World Energy 2009, Venezuela is the tenth-largest oil producer in the world. From 2004 through 2008, petroleum products accounted for an average of approximately 89.4% of Venezuela’s total exports. During the same period, petroleum sector revenues accounted for an average of approximately 46.7% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 14.3% of GDP. In 2008, petroleum activities accounted for approximately 12.0% of GDP, compared to approximately 12.3% in 2007.
Venezuela’s economy is diversified, with non-petroleum activities generating an average of approximately 75.2% of GDP between 2004 and 2008. Major non-petroleum components of GDP in 2008 included manufacturing (15.9%), financial institutions (13.9%), transportation (8.6%) and trade (12.2%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.
Through PDVSA and Corporación Venezolana de Guayana, referred to as CVG, the Government controls significant proportions of GDP in the petroleum, electricity, telecommunications, mining and basic industries sectors of the economy. The Government, through PDVSA, accounts for the bulk of Venezuela’s total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education. The private sector owns and operates businesses with respect to most other economic activities.
Economic Performance in 2008
The Venezuelan economy experienced positive rates of growth during the five years ended December 31, 2008. A significant part of such growth was due to an economic policy focused on sustaining the growth of domestic economic activity, through which GDP in 2008 amounted to approximately Bs.57.9 billion in 1997 Constant Bolívares, representing a 4.8% growth as compared to 2007. The economic growth, which increased in 21 consecutive quarters as of December 31, 2008, was primarily due to non-petroleum activities.
In 2008, the non-petroleum sector expanded by 5.1%, while the petroleum sector expanded by 2.5%. The domestic aggregate demand has responded to increased levels of public spending and bank financing, along with a drop in unemployment, a reduction of the informal sector and an increase in average real wages, private consumption and investment.
For the year ended December 31, 2008, the rate of inflation, as measured by the INPC, stood at 30.9%, despite the significant expansion in the aggregate demand. The abundance of international reserves provided macroeconomic managers with the resources to face these structural imbalances through a mid-term strategy based on the expansion of domestic production. Additionally, the inflationary pressures were partly tempered by increased levels of imported goods and services at a stable nominal exchange rate, a strong level of international reserves and liquidity regulatory operations undertaken by Banco Central. In addition, price controls and the expansion of distribution networks providing low-cost food assisted in curbing inflationary pressures affecting low-wage households.
During the fourth quarter of 2008, short-term interest rates of commercial bank loans averaged 23.0%, compared to 19.5% for the fourth quarter of 2007. The deposit rate on 90-day certificates of deposit averaged 17.4% for the fourth quarter of 2008, compared to 11.7% for the fourth quarter of 2007.
As of December 31, 2008, the Central Government’s revenues totaled Bs.18.8 billion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.19.8 billion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.0.9 billion in 1997 Constant Bolívares, or 1.2% of GDP, for 2008.
Gross international reserves stood at approximately U.S.$42.3 billion at December 31, 2008 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing a increase of approximately U.S.$8.8 billion since December 31, 2007. The 26.4% increase in gross international reserves was primarily due to an increase in the price of oil. At December 31, 2008, the balance in the Stabilization Fund was U.S.$828 million, an increase of U.S.$19 million from year-end 2007.
The Foreign Currency Administration Commission, referred to as CADIVI, has allocated additional amounts of foreign exchange to address the needs of the domestic economy. Accordingly, imports continued their upward trend. Imports of goods related to capital formation registered a notable growth, followed by increases in imports of goods for final and intermediate consumption.
During 2008, the capital account recorded a deficit of U.S.$24.9 billion. The deficit in the capital account in 2008 was due primarily to an increase in deposits abroad and oil sector accounts receivable.

Economic Plan
Introduction and Overview
In May 2007, the Government released an outline of a six-year Economic and Social Development Plan, referred to as the Development Plan. The Development Plan called for the Government to seek sustained economic growth while concentrating on advancing social strength. The Development Plan contemplated economic proposals to achieve price stability, including establishing a more efficient system of tax collection and consolidating public debt. The Development Plan called for the Government to use the increased revenue generated from the improved tax collection towards social development programs, focusing on overcoming poverty and social exclusion.
The economic plan for 2009 builds on the economic recovery and improvements achieved in 2007 and 2008. The plan includes the following goals:
•	sustaining economic growth achieved in recent years in order to reduce poverty levels;

•	optimizing public expenditures in key areas, including health, education and infrastructure;

•	establishing a more efficient system of tax collection;

•	continuing the investment in social development programs and strengthening the social economy;

•	contributing to the control of monetary liquidity by requiring PDVSA to pay petroleum royalties, income tax and dividends in U.S. dollars; and

•	decreasing inflation.
Economic Policy and Legislation
Fiscal Policies
The Government’s fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts.
During 2004, the VAT generated revenues of approximately Bs.13.4 billion (6.5% of GDP), while the tax on bank debits, or TBD, generated Bs.1.9 billion (0.9% of GDP). In 2005, the VAT generated revenues of Bs.20.0 billion (7.4% of GDP), and the TBD generated Bs.2.7 billion (0.9% of GDP). While the VAT generated revenues in 2006 of Bs.20.8 billion, the Government eliminated the TBD in February 2006. The VAT was reduced from 14% to 11%, effective March 1, 2007, and was further reduced to 9% effective July 1, 2007. In 2007, the VAT generated revenues of approximately Bs.27.5 billion, and in 2008, the VAT generated revenues of approximately Bs.30.9 billion.
The Public Finance Law
On September 5, 2000, the Government enacted the Ley Orgánica de la Administración Financiera del Sector Público, referred to as the LOAFSP, an organic law designed to regulate the administration of public sector finances, which are defined as the set of systems, administrative bodies and procedures involved in the collection of public revenues and their application to implement the Government’s objectives. The LOAFSP addresses the creation and the administration of the budget, as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.
Through the LOAFSP, the Government expects to attain greater efficiency, transparency, integrity and solvency in the administration of public funds. To achieve these goals, the LOAFSP establishes a basic framework for new accounting standards designed to record and report the financial performance of the public sector more accurately and reliably than in the past. In May 2005, the Superintendencia Nacional de Auditoría Interna, or the National Superintendency of Internal Audits, was created under the LOAFSP, and is responsible for auditing the public accounts. The LOAFSP reaffirms the role of the Ministry of Popular Power for Economy and Finance, referred to as the Ministry of Finance, together with Oficina Central de Presupuesto, or the Central Budget Office, as the entities responsible for coordinating the administration of the public finance system.
The Budget and the Pluriannual Framework
The LOAFSP establishes two budgetary documents, the Marco Plurianual, or the Pluriannual Framework, and the Presupuesto Anual, or the Annual Budget.
The Pluriannual Framework, which serves as the basis for the Annual Budget and which is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers. Under the terms of the original LOAFSP, the Government could not spend funds or incur debt in excess of the amounts authorized by the Pluriannual Framework, except in the event of a national emergency and with the approval of the National Assembly. Also, the Pluriannual Framework could not be amended by the President, pursuant to enabling laws or otherwise, without the approval of the National Assembly.
In March 2007, President Chávez amended the LOAFSP by law-decree within the legislative power conferred by the 2007 Enabling Law. Although the first Pluriannual Framework legally approved by the National Assembly will correspond to the period 2011 through 2013, the LOAFSP contains transitory provisions which are applicable from 2005 through 2010. Beginning with the period 2011 through 2013, the Pluriannual Framework will be enacted by the National Assembly and will cover three-year periods in the manner contemplated by the LOAFSP. Until that time, in accordance with the law-decree, the Government has submitted the Pluriannual Framework to the National Assembly for the periods of 2005 through 2007 and 2008 through 2010; however, they will be for informational purposes only and will not be formally enacted. In 2007, the Government submitted the Pluriannual Framework for the period 2008 though 2010 under the informative conditions set forth in the law-decree.
The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the Ministry of Finance must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then current Annual Budget will continue to apply.
In November 2007, the National Assembly approved the budget for 2008. The 2008 budget, as approved, projected total revenues of approximately U.S.$59.1 billion (25.2% of GDP), and total expenditures of approximately U.S.$63.9 billion (27.3% of GDP). The 2008 budget also contemplated a legal limit on borrowing by the Republic of U.S.$7.6 billion (3.3% of GDP). The budget for 2008 was based on certain assumptions, including real GDP growth of 6.0%, an average price for the Venezuelan oil basket of U.S.$35.00 per barrel, an average exchange rate of Bs.2,150.00 = U.S.$1.00 (the current exchange rate as of January 1, 2008 is Bs.2.15 = U.S.$1.00) and average inflation at a rate of 11.0%.
In December 2008, the National Assembly approved the budget for 2009. The 2009 budget, as approved, projected total revenues of approximately U.S.$77.9 billion (23.7% of GDP), and total expenditures of approximately U.S.$77.9 billion (23.7% of GDP). The 2009 budget also contemplates a legal limit on borrowing by the Republic of U.S.$6.4 billion (1.9% of GDP). The budget for 2009 is based on certain assumptions, including real GDP growth of 6.0%, an average price for the Venezuelan oil basket of U.S.$60.00 per barrel, an average exchange rate of Bs.2.15 = U.S.$1.00 and average inflation at a rate of 15%.
In March 2009, the 2009 budget assumption of a U.S.$60.00 barrel of Venezuelan oil was changed to an average price of U.S.$40.00 per barrel.  As a result, the modified 2009 budget projects total revenues of approximately U.S.$72.7 billion (22.1% of GDP), and total expenditures of approximately U.S.$72.7 billion (22.1% of GDP). Pursuant to the Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009, published in the Official Gazette on March 26, 2009, the new legal limit on borrowing by the Republic is approximately U.S.$11.6 billion.
National Treasury and Public Accounting
The National Treasury manages the Government’s finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds.
The LOAFSP seeks to increase the integrity of the Treasury function in the management of public monies. To that end, the LOAFSP prohibits those civil servants who are responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government, in addition to any other criminal or administrative actions that may be taken against such persons.
The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account, in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the Ministry of Finance through Banco Central and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts for the administration of the Single Account.
The LOAFSP establishes the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the Ministry of Finance must present to the National Assembly every year. In addition, it sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. For instance, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year. Equally, revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.
The LOAFSP was amended on January 9, 2003. Under the terms of the amended LOAFSP, the President must submit an annual borrowing law to the National Assembly for approval each year. This borrowing law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic. He would then periodically inform the National Assembly of such transactions. As amended, the LOAFSP now requires the President to obtain approval from the Comisión Permanente de Finanzas de la Asamblea Nacional (the Permanent Finance Committee of the National Assembly) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from Banco Central. Approval is granted if the National Assembly does not deny such request within 10 days.
Macroeconomic Coordination
The LOAFSP requires that the Minister of Popular Power for Economy and Finance, also referred to as the Minister of Finance, and the President of Banco Central execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of Banco Central and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of Banco Central and the Ministry of Finance. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted to infringe upon Banco Central’s independence from the Government. Both the Minister of Finance and the President of Banco Central are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.
The Annual Coordination Agreement for 2008 was executed by the Ministry of Finance and Banco Central on December 14, 2007. The agreement, entitled the Annual Economic Policy Agreement 2008, set forth the following objectives: (1) maintenance of the positive economic growth experienced in recent years, demonstrated by an annual increase in GDP; (2) the achievement of price stabilization, demonstrated by a decrease in the rate of inflation; and (3) the maintenance of a positive balance in the current account of balance of payments.
Through this Agreement, the Ministry of Finance and Banco Central agreed to work together to coordinate and execute fiscal, monetary and exchange policy consistent with the objectives set forth above. To that end, the parties agreed as follows: (1) with respect to fiscal policy, the Ministry of Finance would implement measures aimed at optimizing expenditures to achieve a fiscal balance in accordance with the objectives of the Central Government; (2) with respect to monetary policy, Banco Central would continue to utilize policies and procedures to stimulate economic growth, to maintain price stability and to ensure an adequate level of liquidity; and (3) with respect to the exchange policy, Banco Central would continue to use established policies and procedures to promote efficiency in the exchange market and keep the exchange rate stable, while approving currencies consistent with the projected level of economic activity and maintaining the right to intervene in the market when circumstances warrant.
Intergenerational Savings Fund
The LOAFSP contemplates the creation of a fund, referred to as the Intergenerational Savings Fund, designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementing legislation. As of April 2009, this implementing legislation remained pending.
Stabilization Fund
Commencing with the enactment of a law in 1998 providing for the Stabilization Fund, the Government sought to provide fiscal stability to the Venezuelan economy through the savings of unanticipated revenues from petroleum sales. Under the original terms of the regulations governing the Stabilization Fund, PDVSA and the Government, acting on its own behalf as well as on behalf of the various state and local governments, contributed royalties, dividends, tax revenues and transfers related to the petroleum sector in excess of the average of such royalties, dividends, tax revenues and transfers for the previous five years. The Stabilization Fund contemplated that funds would be distributed among its contributors during years in which each such contributor’s royalties, dividends, tax revenues or transfers related to the petroleum sector were less than the average of such royalties, dividends, tax revenues or transfers for the previous five years. In such cases, contributors to the Stabilization Fund were only able to draw up to the amount required to cover the difference with respect to the average royalties, dividends, tax revenues or transfers for the previous five years. The law also provided that the disbursements made by the Stabilization Fund during a fiscal year may not exceed two thirds of the balance of the Stabilization Fund at the end of the prior fiscal year.
Since its original enactment in 1998, the law governing the Stabilization Fund has been amended several times. Pursuant to the current law and regulations governing the Stabilization Fund, the amounts to be deposited for each participating entity are subject to the following limits: (1) amounts deposited for the Republic may not exceed 20% of the average value of oil exports of the three preceding calendar years; and (2) amounts deposited for states and local governments may not exceed 10% of the average value of oil exports of the three preceding calendar years. Under the amended Stabilization Fund Law, PDVSA is no longer required to contribute to the Stabilization Fund.
Withdrawals from the Stabilization Fund are less discretionary in nature and will be made through the National Treasury, which will apply the Bolivar amounts resulting from U.S. dollar transfers from the Stabilization Fund to meet shortfalls in fiscal revenue and special financing needs arising from a state of “economic emergency” decreed in accordance with Venezuelan law. Annual withdrawals from the fund may not exceed 50% of the balance of the accumulated resources from the preceding fiscal year.
The funds are managed by Banco del Tesoro. These funds do not constitute part of the Republic’s international reserves nor part of Banco del Tesoro’s assets. Banco del Tesoro is required to submit a description of the status of the Fund and its investments to the Permanent Finance Commission of the National Assembly each month.
The balance in the Stabilization Fund as of December 31, 2004 was approximately U.S.$710 million, an increase of approximately U.S.$10 million from year-end 2003. The balance in the Stabilization Fund was approximately U.S.$732 million as of December 31, 2005, and approximately U.S.$768 million as of December 31, 2006. The balance in the Stabilization Fund as of December 31, 2007 was approximately U.S.$809 million, and approximately U.S.$828 million as of December 31, 2008.
Financing Policy
The Government’s primary financing efforts are being directed at tapping local resources and financial bases in order to use national savings generated by individuals and corporations, as evidenced by increased levels of monetary liquidity. This enables the Government to minimize external exposure and reduce the cost of debt in comparison to international debt. In order to reduce the cost of debt, global bonds have been issued locally that are purchased in Bolívares but denominated in U.S. dollars, obtaining lower coupons.
The Government’s current financing policy contemplates access to the domestic and international capital markets in order to extend its debt payment profile. The Government’s financing policy also contemplates the strengthening of medium- and long-term benchmarks in the domestic and international capital markets.
Exchange Control Regime
The general work stoppage that began in December 2002 resulted in a significant decrease in the availability of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to continue to meet its external debt obligations, the Republic suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.
CADIVI, was created in February 2003 for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President. CADIVI is only responsible for approving private sector imports; public and oil imports are not handled by CADIVI.
From its inception through December 31, 2008, a total of U.S.$156.8 billion in foreign exchange had been approved for imports under the exchange control regime. In 2008, CADIVI approved approximately U.S.$48.0 billion in foreign exchange. For the five years leading up to the introduction of the exchange control regime, Venezuela spent an average of approximately U.S.$1.8 billion per month on imports.
During the first six months of 2009, there was a significant reduction in the amount of U.S. dollars available to CADIVI, primarily due to the decline in the price of oil. As a result, in August 2009, the Government, together with Banco Central, agreed to pay up to 85% of CADIVI’s obligations. The Government also announced that foreign exchange access would be granted giving priority to food, health and machinery imports. In addition, in September 2009, President Chavez announced that the Government plans to inject U.S.$5.0 billion into the domestic market in order to increase the supply of dollars and to reduce the gap between the official exchange rate and the non-official swap exchange rate.
The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Government fixed the U.S. dollar exchange rate at Bs.1,596 per U.S.$1.00 for purchases and Bs.1,600 per U.S.$1.00 for sales. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 per U.S.$1.00 effective February 10, 2003. On February 5, 2004, the Government changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Government set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00. Effective January 1, 2008, the currency of Venezuela was redenominated. Accordingly, from that date the U.S. dollar exchange rate has been set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations.
The exchange control regime provides that all foreign currency generated through public or private sector operations must be sold to Banco Central at the exchange rate established thereunder. Banco Central and any other institution authorized to exchange foreign currency is granted a commission of 0.25% for each U.S. dollar purchased or sold. In instances where transactions are made in cash, the commission can be up to 2% of the total amount.
Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (1) introduced into Venezuela through BANDES, the Fondo de Garantía de Depósitos, or FOGADE, and other public financial institutions; (2) obtained by the Republic through public credit operations or otherwise; or (3) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (1) generated from the export of goods and services; (2) introduced into Venezuela for investment purposes; (3) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (4) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI.
With respect to the purchase of foreign currency, the exchange control regime provides that Banco Central must approve the Republic’s foreign currency budget. This budget may be adjusted in accordance with the level of international reserves and the flow of foreign currency. Banco Central will sell foreign currency only if it determines that there are sufficient international reserves.
Public sector entities must request foreign currency directly from Banco Central for the following: (1) payments of external public debt; (2) transfers required for the Republic’s foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (3) international commitments of the Republic; (4) payments related to national security; (5) urgent health and food provisions; (6) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (7) payments resulting from imports occurring prior to February 5, 2003. The exchange control regime contains provisions that are specific to PDVSA which effectively allow PDVSA and its affiliates to maintain offshore accounts up to a specified dollar amount approved by Banco Central.
The acquisition of foreign currency by private sector individuals or entities must be approved by CADIVI. To request approval for a certain operation, an individual or entity must first be registered with CADIVI. This requires proof that social security contributions and tax payments are up to date, in addition to other requirements that CADIVI may set forth in the future. Any authorization granted by CADIVI will be valid for 120 days. The foreign currency that is purchased must be used in accordance with the request made to CADIVI for such currency.
Private sector individuals or entities must request approval from CADIVI for: (1) the purchase of foreign currency for transfers of money abroad, payments of imported goods and services and payments of interest or principal on external indebtedness; (2) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (3) the acquisition of foreign currency for payments under ADS, ADR, GDS and GDR programs implemented prior to February 5, 2003.
On March 14, 2003, the Ministries of Production and Commerce, Agriculture and Land, and Health and Social Development issued a joint resolution which attached a list of materials and goods which are used for the production of essential goods and services. Operations involving the materials listed in those attachments, as well as those involving medical equipment and materials, will receive preferential treatment from CADIVI.
In addition to the implementation of the exchange control regime, the Government has implemented price controls on a broad array of basic goods and food staples in an effort to minimize inflationary pressures on the poorer segments of the Venezuelan population. Items covered by the price controls, and the levels of maximum permitted prices, have been adjusted from time to time by the Government.
Gross Domestic Product
In 2004, GDP totaled Bs.42.2 billion in 1997 Constant Bolívares, registering an 18.3% rate of growth for the year compared to 2003. The significant increase was primarily due to high oil prices, which led to an increase in Government spending and accelerated dollar disbursements. During this period, the petroleum sector expanded by 13.7% and the non-petroleum sector expanded by 16.1%. The growth in the non-petroleum sector in 2004 resulted primarily from growth of 25.1% in the construction sector, 28.1% in the trade sector and 21.4% in the manufacturing sector, compared to 2003.
In 2005, GDP totaled approximately Bs.46.5 billion in 1997 Constant Bolívares, registering a 10.3% rate of growth for the year compared to 2004. The increase was primarily due to high oil prices and an increase in public expenditure, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector contracted by 1.5% but the non-petroleum sector expanded by 12.2%. The growth in the non-petroleum sector in 2005 resulted primarily from growth of 21.5% in the trade sector, 20.0% in the construction sector and 18.4% in the transportation sector, compared to 2004.
In 2006, GDP totaled approximately Bs.51.1 billion in 1997 Constant Bolívares, registering a 9.9% rate of growth for the year compared to 2005. The increase was primarily due to the same factors that led to the increase in 2005, including high oil prices and an increase in public expenditures, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector contracted by 2.0% but the non-petroleum sector expanded by 10.9%. The growth in the non-petroleum sector in 2006 resulted primarily from growth of 15.6% in the trade sector, 30.6% in the construction sector, 18.3% in the financial institutions sector and 18.9% in the transportation sector, compared to 2005.
In 2007, GDP totaled approximately Bs.55.3 billion in 1997 Constant Bolívares, registering a 8.2% rate of growth for the year compared to 2006. The increase was primarily due to the same factors that led to the increase in 2006, including high oil prices and an increase in public expenditures, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector contracted by 4.2% but the non-petroleum sector expanded by 9.6%. The growth in the non-petroleum sector in 2007 resulted primarily from growth of 16.7% in the trade sector, 16.6% in the transportation sector and 15.5% in the construction sector, compared to 2006.
In 2008, GDP totaled approximately Bs.57.9 billion in 1997 Constant Bolívares, registering a 4.8% rate of growth for the year compared to 2007. The increase was primarily due to an overall increase in consumption. During this period, the petroleum sector expanded by 2.5% and the non-petroleum sector expanded by 5.1%. The growth in the non-petroleum sector in 2008 resulted primarily from growth of 5.7% in the trade sector, 3.7% in the construction sector and 11.4% in the transportation sector, compared to 2007.

The following tables set forth Venezuela’s GDP in 1997 Constant Bolívares for each of the periods indicated:

	Year Ended December 31,
	2004			2005(1)			2006(1)			2007(1)			2008(1)
	Value		Share	Value		Share	Value		Share	Value		Share	Value		Share
	(in millions of 1997 Constant Bolívares and as percentage share of GDP)
Aggregate Global Demand	Bs.	42,172.3	100.0%	Bs.	46,523.6	100.0%	Bs.	51,116.5	100.0%	Bs.	55,283.5	100.0%	Bs.	57,927.0	100.0%
Aggregate Internal Demand		42,007.7	99.6		49,846.9	107.1		60,021.9	117.4		71,053.8	104.9		74,978.3	129.4
Gross Capital Formation		8,559.4	20.3		11,847.1	25.5		15,315.9	30.0		19,198.0	28.3		18,568.3	32.1
Consumption		31,318.7	74.3		35,901.7	77.2		41,020.2	80.2		47,680.8	70.4		51,028.1	88.1
Public		6,676.2	15.8		7,387.3	15.9		8,098.2	15.8		8,590.9	12.7		9,165.3	15.8
Private		24,642.5	58.4		28,514.5	61.3		32,922.0	64.4		39,089.9	57.7		41,862.8	72.3
Variation of Stock		2,129.6	5.0		2,098.1	4.5		3,685.7	7.2		4,175.0	6.2		5,381.9	9.3
Net External Demand(2)		164.7	0.4		(3,323.2)	(7.1)		(8,905.3)	(17.4)		(15,770.3)	(28.5)		(17,051.3)	(31.6)
Gross Domestic Product		42,172.3	100.0		46,523.6	100.0		51,116.5	100.0		55,283.5	100.0		57,927.0	100.0
Petroleum Activities		7,360.8	17.5		7,251.7	15.6		7,108.7	13.9		6,807.8	12.3		6,974.8	12.0
Non-petroleum Activities		30,934.1	73.4		34,704.7	74.6		38,474.3	75.3		42,179.4	76.3		44,341.9	76.5
Agriculture		2,208.6	5.2		2,425.8	5.2		2,450.9	4.8		2,494.4	4.5		2,572.4	4.4
Mining		322.2	0.8		332.0	0.7		355.9	0.7		361.3	0.7		346.1	0.6
Manufacturing		7,033.5	16.7		7,813.7	16.8		8,463.4	16.6		9,091.0	16.4		9,221.1	15.9
Water and Electricity		1,021.5	2.4		1,136.4	2.4		1,191.7	2.3		1,173.5	2.1		1,240.2	2.1
Construction		2,069.0	4.9		2,483.0	5.3		3,242.3	6.3		3,745.1	6.8		3,884.3	6.7
Trade(3)		4,085.7	9.7		4,965.8	10.7		5,740.8	11.2		6,700.7	12.1		7,080.3	12.2
Transportation(4)		2,736.6	6.5		3,238.9	7.0		3,851.1	7.5		4,491.9	8.1		5,004.0	8.6
General Government		5,211.6	12.4		5,629.0	12.1		5,799.9	11.3		6,127.7	11.1		6,455.1	11.1
Financial Institutions(5)		5,463.1	13.0		6,220.2	13.4		7,358.6	14.4		8,032.1	14.5		8,049.6	13.9
Other(6)		782.3	1.9		460.0	1.0		19.6	0.0		(38.3)	(0.1)		488.9	0.8
Other Net Taxes on Products		3,877.5	9.2		4,567.2	9.8		5,533.5	10.8		6,296.4	11.4		6,610.3	11.4

(1)	Preliminary figures.

(2)	Exports minus imports.

(3)	Includes commerce, repair services, restaurants and hotels.

(4)	Includes transport, storage and communications.

(5)	Includes financial institutions, insurance, real estate and rental services.

(6)	Includes community, social and personal services and private non-profit services and financial intermediation services indirectly measured.
Source: Banco Central.

	Year Ended December 31,
	2004	2005(1)	2006(1)	2007(1)	2008(1)
	(percentage change in real terms)
Aggregate Global Demand	18.3%	10.3%	9.9%	8.2%	4.8%
Aggregate Internal Demand	28.2	18.7	20.4	18.4	5.5
Gross Capital Formation	49.7	38.4	29.3	25.3	(3.3)
Consumption	15.2	14.6	14.3	16.2	7.0
Public	14.2	10.7	9.6	6.1	6.7
Private	15.4	15.7	15.5	18.7	7.1
Gross Domestic Product	18.3	10.3	9.9	8.2	4.8
Petroleum Activities	13.7	(1.5)	(2.0)	(4.2)	2.5
Non-petroleum Activities	16.1	12.2	10.9	9.6	5.1
Agriculture	4.4	9.8	1.0	1.8	3.1
Mining	14.2	3.0	7.2	1.5	(4.2)
Manufacturing	21.4	11.1	8.3	7.4	1.4
Water and Electricity	8.5	11.2	4.9	(1.5)	5.7
Construction	25.1	20.0	30.6	15.5	3.7
Trade(2)	28.1	21.5	15.6	16.7	5.7
Transportation(3)	18.7	18.4	18.9	16.6	11.4
General Government	11.1	8.0	3.0	5.7	5.3
Financial Institutions(4)	15.9	13.9	18.3	9.2	0.2
Other(5)	(18.7)	(41.2)	(95.7)	(295.4)	(1,376.5)
Adjustments	53.2	17.8	21.2	13.8	5.0

(1)	Preliminary figures.

(2)	Includes commerce, repair services, restaurants and hotels.

(3)	Includes transport, storage and communications.

(4)	Includes financial institutions, insurance, real estate and rental services.

(5)	Includes community, social and personal services and private non-profit services and financial intermediation services indirectly measured.
Source: Banco Central.
Inflation
The rate of inflation, as measured by the CPI, decreased to 19.2% for year-end 2004 and averaged 21.7% for the whole of 2004. The decrease in inflation was primarily due to the controlled devaluation of the exchange rate and the increase in imports supported by the positive international reserves position.
For the year ended December 31, 2005, the rate of inflation, as measured by the CPI, stood at 14.4% and averaged 16.0% for the whole of 2005. The decrease in inflation was primarily due to increased domestic production of goods combined with the fixed exchange rate and the price controls imposed on certain basic goods.

The rate of inflation, as measured by the CPI, increased to 17.0% for year-end 2006 and averaged 13.7% for the whole of 2006. The increase in inflation was primarily due to the insufficient response in the internal supply to the significant expansion experienced in the aggregate demand. The inflationary pressures were partly tempered by increased levels of imported goods and services at a stable nominal exchange rate, a strong level of international reserves and liquidity regulatory operations undertaken by Banco Central. Furthermore, the price controls and the expansion of distribution networks providing low-cost food assisted in curbing inflationary pressures affecting low-wage households.
The Government has adopted a policy of containing inflationary pressures in the economy and is taking a number of concrete actions to reverse the inflationary trends. Among these actions are avoiding the monetization of PDVSA’s income by direct contributions of income to FONDEN and retention of foreign exchange for direct payment of foreign currency expenditures, increasing the amount of foreign currency given to providers of domestic goods and services and increasing investment in areas of the economy most prone to inflationary pressures, including the agro-industrial sector.
During the first quarter of 2007, the National Executive announced additional policies intended to control inflation. These measures were primarily aimed at stimulating the aggregate supply, both internally and externally, to minimize inflationary expectations and to increase price control efficiency by strengthening and expanding the public food distribution networks. Furthermore, the VAT was removed from certain goods and services categorized as basic necessities in addition to the three percent reduction in the VAT for all other taxable goods and services, effective March 1, 2007 and the further two percent reduction, effective July 1, 2007.
The rate of inflation, as measured by the CPI, increased to 22.5% for year-end 2007 and averaged 18.7% for the whole of 2007. The rate of inflation, as measured by the CPI, increased to 31.9% for year-end 2008 and averaged 31.4% for the whole of 2008.
On April 3, 2008, INE, in affiliation with the Ministry of Popular Power for Planning, and the Central Bank issued Resolution No. 08-04-01 regulating the INPC effective as of January 1, 2008. INPC covers the same items as CPI with national geographic scope. The previous system only covered the Caracas and Maracaibo metropolitan areas.
Inflation figures from January 1, 2008 have been calculated using INPC. Figures prior to January 1, 2008 will not be re-calculated. INPC has as its base period December 2007 and is published monthly within the first ten days of each month. For the year ended December 31, 2008, the rate of inflation, as measured by the INPC, stood at 30.9%.
During 2008 and 2009, the Government developed a series of measures aimed at continuing the reduction of inflation, including granting subsidies to importers and producers, increasing CADIVI approvals for food imports, creating Producción y Distribución Venezolana de Alimentos, a PDVSA subsidiary, to help the food distribution network, and selling dollar-denominated debt instruments in the local markets.

The following table sets forth five price indices for the periods indicated:

					2004					2005					2006					2007					2008
	2004				Full	2005				Full	2006				Full	2007				Full	2008				Full
	Quarters				Year	Quarters				Year	Quarters				Year	Quarters				Year	Quarters				Year
	I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II	III	IV
Producer Price Index(1):
Manufacturing Goods(2):
Average	8.5	9.9	3.4	2.7	27.8	3.6	5.8	2.7	1.2	16.5	2.6	2.9	3.3	3.0	11.3	3.1	2.4	2.6	5.1	12.6	7.6	8.4	5.4	3.1	25.2
End of Period(3)	12.9	6.4	1.7	3.2	26.0	5.2	4.7	1.9	0.9	13.4	3.0	3.3	3.1	2.7	12.7	2.7	3.1	2.8	5.6	14.9	8.5	8.1	4.6	2.2	25.2
Raw Materials for Construction:
Average	10.4	14.6	6.8	1.3	43.2	3.9	6.7	2.9	0.1	19.1	3.3	4.8	5.1	2.2	13.8	6.7	2.8	1.7	4.3	17.0	8.2	8.6	5.4	1.7	24.4
End of Period(3)	17.0	10.9	3.8	1.7	37.0	7.8	3.1	2.3	0.3	14.1	4.8	4.8	3.8	2.0	16.4	6.9	3.5	0.8	5.0	17.0	10.2	8.4	3.1	1.3	24.8
Wholesale Price Index(4) (6):
Domestic Goods(1):
Average	8.1	5.8	4.9	3.3	30.5	5.0	5.7	3.5	1.1	18.8	3.3	3.9	5.5	3.6	14.6	5.5	3.9	2.0	4.6	18.1	7.2	5.6	6.2	11.9	25.1
End of Period	8.1	4.6	3.9	4.3	22.4	5.5	5.6	1.9	1.5	15.3	3.3	6.2	3.6	3.8	18.0	5.1	4.5	1.5	5.8	18.0	6.6	5.5	8.1	12.4	36.7
Imported Goods(1):
Average	12.3	8.0	1.7	(0.1)	28.5	3.1	5.9	1.6	0.3	11.5	2.1	2.1	1.2	2.6	7.6	3.6	2.3	1.9	5.0	11.0	5.8	4.5	3.0	3.3	17.8
End of Period	17.3	3.7	(0.1)	0.8	22.5	5.3	3.9	1.2	0.2	10.9	3.0	1.7	1.5	2.7	9.2	2.5	3.5	1.1	6.8	14.6	5.6	3.5	2.5	4.6	17.1
Consumer Price Index(5) (Caracas Metro Area):
Average	6.3	4.7	4.1	3.1	21.7	4.1	4.1	3.2	2.9	16.0	1.7	2.8	6.4	4.3	13.7	4.4	3.1	3.4	7.9	18.7	9.6	7.1	6.4	6.8	31.4
End of Period(3)	6.4	4.4	3.3	3.9	19.2	3.3	4.5	3.3	2.5	14.4	1.3	4.1	6.6	3.9	17.0	2.6	5.0	2.9	10.4	22.5	8.2	7.5	5.9	7.1	31.9

(1)	The Wholesale Price Index and the Producer Price Index include the General Wholesale Tax.

(2)	The percentage changes refer to the Producer Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1997 = 100).

(3)	This index is calculated with quarterly information collected at mid-term.

(4)	The percentage changes refer to the Wholesale Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1984 = 100).

(5)	The Consumer Price Index (CPI) has been calculated on the basis of 1997 Constant Bolívares.

(6)	The Wholesale Price Index has been calculated on the basis of 1997 Constant Bolívares.

Source:	Banco Central

The following table sets forth the INPC for the periods indicated:

National Consumer Price Index
(Base: December 2007 = 100)
Year and Month	INPC
2007
December	100.0
2008
January	103.1
February	105.3
March	107.1
April	108.9
May	112.4
June	115.1
July	117.3
August	119.4
September	121.8
October	124.7
November	127.6
December	130.9

Source:	Banco Central.
Foreign Trade and Balance of Payments
Foreign Trade
Foreign trade plays a vital role in the Venezuelan economy. Venezuela traditionally has experienced a favorable balance of trade. Average annual exports for the five years ended 2008 were approximately U.S.$65.0 billion. During the same period, average annual imports were approximately U.S.$34.0 billion.
In 2008, Venezuela’s total exports were U.S.$95.1 billion. Petroleum products represent the overwhelming component of total exports, aggregating U.S.$89.1 billion during 2008. During the same period, total imports, consisting mainly of raw materials, machinery, equipment and manufactured goods, were U.S.$49.5 billion.
Trade Policy
The basic goals of Venezuela’s trade policy are to generate sustainable growth and macroeconomic stability by diversifying production and promoting Venezuelan products in the international market. The policy contemplates increasing the number of small and medium sized companies with export capabilities, promoting nontraditional exports, reinforcing current trade alliances and developing new trade alliances with an emphasis on South American and Caribbean countries. In addition, Venezuela has entered into a number of bilateral, regional and multilateral free trade agreements. It is an active member of the GATT and the WTO.
The Government has entered into agreements with a number of countries, including countries in South America, North America and the Caribbean basin, as well as countries in the European Union, Africa, the Middle East and Asia, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. In this connection, Venezuela entered into several agreements with the Caribbean countries within the framework of Petrocaribe to supply oil and products under preferential financing conditions similar to those established by other agreements between Venezuela and Central America and South American states, such as Argentina, Bolivia, Ecuador and Uruguay. In exchange, these countries supply goods and services in several areas as well as technical assistance to Venezuela, including agricultural advising and medical personnel.
In December 2004, President Chávez and China’s President Hu Jintao signed a total of eight energy, agricultural and technical cooperation agreements. During President Chávez’s visit to China, the Ministry of Energy and Petroleum, referred to as MEP, and the Chinese National Petroleum Corporation, or CNPC, also agreed to develop an oil field in eastern Venezuela. In 2006, Venezuela and China signed additional oil agreements, and by September 2006, Venezuela was shipping approximately 300,000 barrels of crude and products per day to China, which is expected to increase to a level of up to 500,000 barrels by year-end 2009. In 2007, the two countries signed additional agreements which provided for the construction of three refineries in China to process Venezuelan crude oil, and explored building a refinery to upgrade heavy crude oil to lighter quality using Chinese technology and to process crude oil from the Orinoco Belt.
In November 2007, BANDES entered into a credit facility with the China Development Bank in the aggregate amount of U.S.$4.0 billion in connection with the creation of a joint investment fund between the Governments of Venezuela and China to finance development and infrastructure projects in Venezuela, referred to as the Sino-Venezuelan Joint Fund. The credit facility has a term of three years, extendible for a total of 15 years. In connection with the credit facility, PDVSA has entered into a supply agreement for crude oil and refined products with China National United Oil Corporation. The proceeds of sales under the supply agreement will be applied to pay amounts due under BANDES’s loan with the China Development Bank. In addition, FONDEN contributed U.S.$2.0 billion. In September 2008, the two countries agreed to double the Sino-Venezuelan Joint Fund to U.S.$12.0 billion, and in August 2009, Venezuela and China signed an agreement to increase the joint investment fund to U.S.$16.0 billion.
Between 2004 and 2006, Venezuela entered into agreements with numerous countries which focused on the delivery of oil, the fight against terrorism and drugs, poverty and other matters. The Government is pursuing a variety of regional initiatives known as the Bolivarian Alternative for the Americas, or ALBA, and the South American Union of Nations, or UNASUR. These initiatives are designed to strengthen cooperation among Latin American and Caribbean countries. In this connection, the Transoceanic Pipeline, an important energy integration project between Colombia and Venezuela, is under development. In 2004, Venezuela became an associate member of Mercosur. Venezuela has encouraged these countries to take part in numerous energy integration projects such as the Great Southern Pipeline and the Petrosur initiative, as well as building and expanding refineries in Brazil, Uruguay and Paraguay. In April 2006, Venezuela, Cuba and Bolivia entered into the Peoples’ Trade Treaty, which is a political, social and economic cooperation agreement that covers initiatives in trade, health, social services and energy, among other matters. In 2007 and 2008, the treaty was expanded to include Honduras, Nicaragua and the Caribbean nation of Dominicia.
Trading Partners
Foreign trade plays a vital role in the Venezuelan economy, the United States being Venezuela’s most important trading partner. As of December 31, 2008, Venezuela was the fourth-largest exporter of crude and petroleum products to the United States. In addition to the United States, Venezuela’s significant trading partners include China, Colombia, Brazil and Italy.
The following tables set out the geographical distribution of Venezuela’s imports and exports for the periods indicated:

	Imports
	Year Ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)
	(as a percentage of total)
Brazil	7.0%	8.4%	9.6%	9.8%	9.0%
Colombia	10.0	10.1	10.0	12.4	15.0
China	—	—	—	9.6	9.4
Germany	3.1	2.6	2.4	2.3	3.0
Italy	2.5	2.1	2.1	2.3	2.5
United States	28.7	29.0	29.0	27.4	26.3
Others	48.7	47.8	46.9	36.2	34.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

	Exports(2)
	Year Ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)
	(as a percentage of total)
Brazil	0.4%	0.4%	2.7%	1.4%	2.1%
Colombia	2.7	2.0	12.0	5.8	17.1
China	—	—	—	0.4	4.5
Germany	0.5	0.7	1.5	1.2	1.9
Italy	0.4	0.6	2.2	6.0	3.3
United States	42.3	48.4	26.4	60.1	29.2
Others	53.7	47.9	55.2	25.1	41.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)	Information for PDVSA is not included. Accordingly individual country information does not reflect geographical distribution of petroleum exports.
Sources: Banco Central, INE, PDVSA and Ferrominera del Orinoco.
Development of Non-Petroleum Exports
Venezuela’s principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. Venezuela has taken steps to increase its non-petroleum exports as part of its plan to diversify its sources of foreign exchange earnings and fiscal revenues. Nonetheless, in the short and medium term, petroleum exports (including natural gas) are expected to continue to comprise the substantial majority of Venezuela’s exports in dollar value. In 2004, non-petroleum exports totaled U.S.$6.8 billion, representing 17.1% of Venezuela’s total exports during that period. During 2005, non-petroleum exports totaled U.S.$7.6 billion, representing 13.6% of Venezuela’s total exports during that period. During 2006, non-petroleum exports totaled U.S.$7.6 billion, representing 11.6% of Venezuela’s total exports during that period. During 2007, non-petroleum exports totaled U.S.$6.4 billion, representing 9.2% of Venezuela’s total exports during that period. In 2008, non-petroleum exports totaled U.S.$6.0 billion, representing 6.3% of Venezuela’s total exports during that period.
Balance of Payments
Because Venezuela is a major oil producer and exporter, it has historically recorded trade and current account surpluses. In 2004, the current account surplus increased to U.S.$15.5 billion primarily due to an increase in exports and the prices of certain commodities, including oil and oil derivatives. In 2005, the current account surplus was U.S.$25.4 billion. The substantial increase in the current account surplus was due primarily to a favorable trade balance caused mainly by an increase in the price received for petroleum exports.
For 2006, the overall balance of payments recorded a surplus of approximately U.S.$5.0 billion and the current account surplus was U.S.$26.5 billion. The increase in the current account surplus was due primarily to the high levels of prices for petroleum products. The current account surplus reflected the positive evolution of oil exports, which, benefiting from recent increases in prices, increased to U.S.$58.0 billion, or 88.4% of total exports. Non-oil exports, estimated at U.S.$7.6 billion, showed a slight increase which could be related to the repositioning of the domestic production of certain basic products towards satisfying the domestic market, in which the demand showed an expansionary trend.
For 2007, the overall balance of payments recorded a deficit of approximately U.S.$5.7 billion and the current account had a total surplus of U.S.$18.0 billion. The deficit in the 2007 overall balance of payments is primarily due to FONDEN transfers and PDVSA’s maintenance of increased levels of foreign currency holdings offshore.
For 2008, the overall balance of payments recorded a surplus of approximately U.S.$9.3 billion and the current account surplus was U.S.$37.4 billion. The increase in the current account surplus was due primarily to an increase in oil exports.

The capital account recorded a deficit of U.S.$11.1 billion for 2004. The capital account deficit in 2004 was primarily due to an increase in foreign assets and payments of external debt obligations. During 2005, the capital account recorded a deficit of U.S.$16.4 billion. The deficit in the capital account in 2005 was due primarily to an increase in public sector external assets.
During 2006, the capital account recorded a deficit of U.S.$19.3 billion. The deficit in the capital account in 2006 was due primarily to the operations of the public sector with an emphasis on the acquisition of portfolio assets, the reduction of sovereign debt and the financing granted by the petroleum industry to its clients and affiliates. During 2007, the capital account recorded a deficit of U.S.$22.1 billion. The increase in the capital account deficit was mainly due to the issuance of debt in the local markets by PDVSA which totaled U.S.$7.5 billion. PDVSA purchased the debt locally in Bolívares and used the funds to purchase U.S. dollars from Banco Central to pay obligations abroad.
During 2008, the capital account recorded a deficit of U.S.$24.9 billion. The deficit in the capital account in 2008 was due primarily to an increase in deposits abroad and oil sector accounts receivable.
In 2004, foreign direct investment totaled U.S.$864 million, and in 2005, foreign direct investment totaled U.S.$1.4 billion. In 2006, foreign direct investment totaled U.S.$221 million, and foreign direct investment in 2007 totaled U.S.$2.9 billion. In 2008, foreign direct investment decreased to approximately U.S.$1.5 billion.

The following table sets forth Venezuela’s balance of payments for the periods indicated:

	Year Ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)
	(in millions of U.S. dollars)(2)
Current Account	$15,519	$25,447	$26,462	$18,063	$37,392
Trade Balance	22,647	31,708	31,995	22,979	45,656
Oil Exports (f.o.b.)	32,871	48,143	57,972	62,640	89,128
Non-oil Exports (f.o.b.)	6,797	7,573	7,606	6,370	6,010
Imports (f.o.b.)	(17,021)	(24,008)	(33,583)	(46,031)	(49,482)
Services	(3,383)	(3,997)	(4,410)	(6,952)	(8,354)
Transportation	(1,384)	(1,810)	(2,276)	(3,936)	(4,111)
Travel	(576)	(626)	(461)	(703)	(867)
Communications	(13)	7	32	(98)	(141)
Insurance	(163)	(221)	(323)	(421)	(530)
Government	(142)	(72)	(105)	(160)	(284)
Other	(1,105)	(1,275)	(1,277)	(1,634)	(2,421)
Investment Income	(3,673)	(2,202)	(1,045)	2,467	698
Inflows	2,050	4,150	8,226	10,194	8,063
Public Sector Interest	337	456	1,172	1,500	1,015
Private Sector Interest	35	102	267	445	488
Other	1,678	3,592	6,787	8,249	6,560
Outflows	(5,723)	(6,352)	(9,271)	(7,727)	(7,365)
Public Sector Interest	(1,723)	(1,995)	(2,121)	(2,401)	(3,018)
Private Sector Interest	(298)	(349)	(364)	(342)	(49)
Other	(3,702)	(4,008)	(6,786)	(4,984)	(4,298)
Current Transfers	(72)	(62)	(78)	(431)	(608)
Capital and Financial Account	(11,116)	(16,400)	(19,287)	(22,058)	(24,908)
Inflows	8,984	13,317	12,528	28,071	44,364
Direct Investment	864	1,422	221	2,854	1,526
Public Debt (long-term)	3,353	2,544	1,680	8,134	1,121
Bonds	2,436	1,454	0	3,982	413
Loans and Trade credits	917	1,090	1,680	4,152	708
Private Debt (long-term)	22	228	0	0	109
Bonds	0	0	0	0	0
Loans	22	228	0	0	109
Imports Financing	435	2,198	96	1,134	1,087
Other	4,310	6,925	10,531	15,949	40,521
Outflows	(20,100)	(29,717)	(31,815)	(50,129)	(69,272)
Direct Investment	0	0	(2,253)	(1,876)	(2,450)
Public Debt (long-term)	(5,704)	(2,982)	(6,124)	(2,985)	(5,723)
Bonds	(3,774)	(1,186)	(4,188)	(563)	(3,038)
Loans and Trade credits	(1,930)	(1,796)	(1,936)	(2,422)	(2,685)
Private Debt (long-term)	(759)	(938)	(910)	(728)	(327)
Bonds	(26)	(42)	(62)	(115)	0
Loans	(733)	(896)	(848)	(613)	(327)
Imports Financing	(195)	(733)	0	0	0
Other	(13,442)	(25,064)	(22,528)	(44,540)	(60,772)
Net Errors and Omissions	(2,503)	(3,593)	(2,211)	(1,747)	(3,209)
Overall Balance	1,900	5,454	4,964	(5,742)	9,275
Change in Reserves (Increase)	(1,900)	(5,454)	(4,964)	5,742	(9,275)
Assets	(2,155)	(5,424)	(4,904)	5,357	(9,456)
Banco Central(3)	(2,146)	(5,402)	(4,868)	5,398	(9,437)
BANDES	0	0	0	0	0
Stabilization Fund	(9)	(22)	(36)	(41)	(19)
Obligations	255	(30)	(60)	385	181
Banco Central(3)	255	(30)	(60)	385	181

(1)	Preliminary figures.

(2)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.

(3)	Excludes changes in valuation.
Source: Banco Central

International Reserves
Gross international reserves at Banco Central increased by U.S.$2.8 billion between December 31, 2003 and December 31, 2004, rising to U.S.$23.5 billion at year-end 2004. At December 31, 2004, international monetary assets stood at U.S.$24.8 billion, liquid operating reserves at Banco Central totaled U.S.$17.9 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$23.2 billion. At the same date, the balance in the Stabilization Fund was U.S.$710 million.
Banco Central’s gross international reserves at the end of 2005 totaled U.S.$29.6 billion, representing an increase of U.S.$6.1 billion since December 31, 2004. In addition, funds in the Stabilization Fund totaled U.S.$732 million. At December 31, 2005, total international monetary assets totaled U.S.$30.7 billion, liquid operating reserves at Banco Central totaled U.S.$23.5 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.4 billion.
Gross international reserves at Banco Central increased by U.S.$7.0 billion between December 31, 2005 and December 31, 2006, rising to U.S.$36.7 billion at year-end 2006. At December 31, 2006, international monetary assets stood at U.S.$37.9 billion, liquid operating reserves at Banco Central totaled U.S.$28.7 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$36.5 billion.
Gross international reserves at Banco Central decreased by U.S.$3.2 billion between December 31, 2006 and December 31, 2007 and totaled U.S.$33.5 billion at year-end 2007. At December 31, 2007, international monetary assets stood at U.S.$34.3 billion, liquid operating reserves at Banco Central totaled U.S.$23.0 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$32.9 billion.
Gross international reserves stood at U.S.$42.3 billion at December 31, 2008 (excluding funds in the Stabilization Fund), representing an increase of U.S.$8.8 billion since December 31, 2007. In addition, funds in the Stabilization Fund totaled U.S.$828 million. At the same date, international monetary assets stood at U.S.$43.3 billion, liquid operating reserves at Banco Central totaled U.S.$32.6 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$41.5 billion.
The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in millions of U.S. dollars)
International Reserves at Banco Central	$23,498	$29,636	$36,672	$33,477	$42,299
Gold(1)	5,122	5,718	7,255	9,281	9,201
Special Drawing Rights	9	5	0	1	21
IMF Position(2)	500	460	484	509	496
Total Liquid Operating Reserves	17,867	23,453	28,933	23,686	32,581
Liabilities of Banco Central(3)	(295)	(262)	(202)	(592)	(777)
Net Liquid Operating Reserves	17,572	23,191	28,731	23,094	31,804
Stabilization Fund (4)	710	732	768	809	828
Other International Monetary Assets(5)	598	313	430	97	207
International Monetary Assets(6)	24,806	30,681	37,870	34,383	43,334

(1)	Figures are valued at the market price for gold at the relevant dates and reflect methodological arrangements in the accounting treatment for gold-swap operations.

(2)	Includes net IMF Position.

(3)	Includes Banco Central’s reserve liabilities.

(4)	Includes the Stabilization Fund portfolio managed by Banco Central.

(5)	Other than amounts in the Stabilization Fund.

(6)	Includes all monetary or similar assets denominated in units of exchange other than Bolívares owned or controlled by the Republic, Banco Central and other public sector entities.
Source: Banco Central

Banco Central Transfers
In July 2005, the National Assembly approved an amendment to the Central Bank Law that was originally enacted on October 3, 2001 and that superseded the previous Central Bank Law dated as of December 4, 1992. A purpose of the new Central Bank Law is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, must be contributed by PDVSA to FONDEN. Amounts deposited in FONDEN may only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. That deposit was completed on November 7, 2005. Since that date through December 31, 2007, approximately U.S.$17.0 billion has been added by Banco Central. In 2008, Banco Central contributed an additional U.S.$1.5 billion to FONDEN.
Foreign Exchange Rates and Exchange Controls
Prior to February 1983, the Bolivar/U.S. dollar exchange rate was fixed at Bs.4.30 = U.S.$1.00. In February 1983, a system of differential exchange rates was implemented to reduce imports and to stimulate domestic production, including the production of non-traditional exports. Under this system, while the Bolivar was permitted to float for certain transactions, a series of controlled foreign exchange rates was established to moderate the inflationary impact of the cost of living and to mitigate the financial costs of the devaluation of the Bolivar among those sectors of the economy with high levels of external debt. These controlled rates of exchange were utilized for payments of registered external public and private debt and for most commercial transactions. During the same period, a much higher free market exchange rate was in effect for obtaining foreign exchange for tourism, imports of certain non-essential goods, personal transfers and certain other items.
Although the system of differential exchange rates assisted in moderating inflation, it also resulted in imbalances in both the external and internal accounts by effecting quantitative restrictions on imports. This created an anti-export bias in the Venezuelan economy and increased speculative pressure on the Bolivar. In March 1989, the Government ended the system of official, controlled exchange rates and established a unified, floating exchange rate with free convertibility.
A financial sector crisis in 1994 resulted from solvency and liquidity crises among Venezuelan financial institutions. The crisis, occurring in the context of a general climate of economic and political instability, caused a run on the foreign exchange markets in favor of U.S. dollars. At the end of June 1994, the exchange rate had declined to Bs.171.80 = U.S.$1.00 from Bs.105.90 = U.S.$1.00 at the end of December 1993. The adverse effect of such pressure in the foreign exchange markets, the resulting intensification of devaluation expectations and the loss of international reserves led the Government to close temporarily the foreign exchange markets on June 27, 1994. The Government thereafter adopted a new exchange control regime on July 9, 1994. Between July 1994 and December 11, 1995, the official exchange rate was set at Bs.170 = U.S.$1.00. On December 11, 1995, the Government devalued the Bolivar and changed the official exchange rate from Bs.170 = U.S.$1.00 to Bs.290 = U.S.$1.00. In April 1996, the exchange control system was eliminated and the Bolivar was permitted to float. On April 22, 1996, Venezuela introduced a unified, free-floating exchange rate with free convertibility. The exchange rate was subject to a system established by Banco Central which was designed to allow the Bolivar to fluctuate within a crawling band.
The deteriorating economic and political environment in Venezuela during early 2002 triggered large-scale capital flight and increased pressure on the value of the Bolivar. In response, Banco Central was required to utilize large amounts of its international reserves to support the value of the Bolivar. On February 13, 2002, President Chávez announced that the Bolivar would float freely, without a protective band and with minimal intervention from Banco Central. On October 8, 2002, the Bolivar/U.S. dollar exchange rate reached its lowest point to date since its initial devaluation. The Bolivar/U.S. dollar exchange rate on that date, as calculated by Banco Central, was Bs.1,496.25 = U.S.$1.00, reflecting a depreciation of 97.4% compared to December 31, 2001. On December 31, 2002, the Bolivar/U.S. dollar exchange rate, as calculated by Banco Central, was Bs.1,403 = U.S.$1.00, reflecting a depreciation of 85.1% since December 31, 2001.

In accordance with the new fixed exchange control regime that became effective on February 5, 2003, the Bolivar/U.S. dollar exchange rate was set at Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale). On February 5, 2004, the Ministry of Finance and Banco Central changed the Bolivar/U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 (purchase) and Bs.1,920.00 = U.S.$1.00 (sale). On March 2, 2005, the Ministry of Finance and Banco Central set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 (purchase) and Bs.2,150.00 = U.S.$1.00 (sale).
For more information on the exchange control regime adopted in February 2003, refer to “—Exchange Control Regime”.
Monetary Reform
On March 6, 2007, President Chávez issued a law-decree that established a redenomination of the Bolívar, which became fully effective on January 1, 2008. Under the redenomination plan, all amounts expressed in the national currency before the redenomination were divided by 1,000. In preparation for the conversion, the adjective “Fuerte” was, for a transition period ended on January 1, 2009, added to the word “Bolívar”, to make it “Bolívar Fuerte.” Additionally, all prices had to be expressed in both Bolívares and Bolívares Fuertes from October 1, 2007 until January 1, 2008. The title “Bolívar Fuerte” was rescinded on January 1, 2009. Since that date, the domestic currency of Venezuela is again officially referred to as the Bolívar, and, effective January 1, 2008, the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations.
The following table sets out the average Bolivar/U.S. dollar exchange rates for the periods indicated:

	Exchange
	(Bolivar/
Year and Quarter	U.S. dollar)(1)
2004
First Quarter	Bs.	1,781.36
Second Quarter		1,920.00
Third Quarter		1,920.00
Fourth Quarter		1,920.00
2005
First Quarter	Bs.	1,989.37
Second Quarter		2,150.00
Third Quarter		2,150.00
Fourth Quarter		2,150.00
2006
First Quarter	Bs.	2,150.00
Second Quarter		2,150.00
Third Quarter		2,150.00
Fourth Quarter		2,150.00
2007
First Quarter	Bs.	2,150.00
Second Quarter		2,150.00
Third Quarter		2,150.00
Fourth Quarter		2,150.00
2008
First Quarter	Bs.	2.15
Second Quarter		2.15
Third Quarter		2.15
Fourth Quarter		2.15

(1)	The Bolivar/U.S. dollar exchange rates listed above and elsewhere herein do not reflect the redenomination of the Bolivar for periods prior to January 1, 2008 or the methodology described in “Currency of Presentation”.
Source: Banco Central.

Employment and Labor
Labor Policies
The composition of the labor force in Venezuela has undergone substantial changes during the last 50 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.
According to INE, at December 31, 2008, approximately 43.3% of the Venezuelan labor force was engaged in the informal sector of the economy. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.
Under the Economic Plan, the Government contemplates the integration of the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small- and medium-sized companies in the formal sectors of the economy.
The Economic Plan contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also seeks to promote the improvement of wage levels throughout the productive sectors of Venezuela’s economy consistent with its desire to minimize the inflationary effects or expectations that could result from wage increases.
As part of the Chávez administration’s domestic initiatives, private companies in Venezuela are being asked to introduce “co-management” among workers and boards of directors as the preferred model of corporate governance. Under this initiative, companies are invited to adopt the model and have a minimum of 20% worker representation on their governing boards in order to receive new loans from state banks.
Labor Force
As the labor force of Venezuela has grown in recent years, there have been numerous efforts to absorb the increasing numbers of workers in Venezuela, particularly persons migrating from rural to urban areas.
Given the significant GDP growth exhibited in the past five years, a shortage of management personnel, technicians and skilled workers and a relatively limited supply of manufacturing and agricultural workers currently exists. The working-age population is expected to grow substantially in coming years. Beginning in 2003, social Missions have led to significant improvements in the training and education of manufacturing and agricultural workers.
At the end of 2007, the labor force was estimated at 12.4 million. The rate of unemployment decreased from 9.3% at year-end 2006 to 7.5% at year-end 2007, which was due primarily to increased public sector opportunities including the expanding social Missions. At the end of 2008, the labor force totaled approximately 12.7 million. The rate of unemployment decreased to 6.8% at year-end 2008.

The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2004		2005		2006		2007		2008
Labor Force:
Employed	10,417,612	86.1%	10,733,980	88.6%	11,116,925	90.7%	11,503,869	92.5%	11,813,095	93.2%
Unemployed	1,687,682	13.9	1,374,299	11.4	1,143,653	9.3	932,448	7.5	861,749	6.8

Total	12,105,294	100.0	12,108,279	100.0	12,260,578	100.0	12,436,317	100.0	12,674,844	100.0

By Sector:
Petroleum and Mining	66,244	0.6	71,272	0.7	77,872	0.7	99,225	0.9	101,944	0.9
Agriculture, Fishing and Hunting	1,078,353	10.4	1,039,131	9.7	1,016,049	9.1	992,832	8.6	1,014,834	8.3
Manufacturing	1,175,326	11.3	1,245,453	11.6	1,350,895	12.2	1,415,538	12.3	1,410,960	11.7
Water, Electricity and Gas	52,194	0.5	56,893	0.5	50,352	0.5	48,031	0.4	54,991	0.5
Construction	793,700	7.6	857,581	8.0	1,057,616	9.5	1,104,538	9.6	1,147,871	10.3
Commerce, Restaurant and Hotels	2,518,241	24.2	2,619,613	24.4	2,620,025	23.6	2,712,478	23.6	2,760,921	23.1
Transportation, Storage and Communications	850,443	8.2	870,305	8.1	913,558	8.2	1,025,498	8.9	1,055,775	8.8
Financial Institutions, Insurance and Real Estate	495,691	4.8	516,857	4.8	551,031	5.0	587,139	5.1	617,971	5.2
Community, Social and Personal Services	3,242,693	31.1	3,364,831	31.3	3,452,568	31.1	3,492,273	30.4	3,628,918	30.2
Others	144,727	1.4	92,044	0.9	26,959	0.2	26,517	0.2	11,813	1.0

Total	10,417,612	100.0%	10,733,980	100.0%	11,116,925	100.0	11,503,869	100.0	11,813,095	100.0

Source: INE.
Labor Regulations and Labor Liabilities
The Ley Orgánica del Trabajo, or the Organic Labor Law, sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations.
The Organic Labor Law applies to private sector workers and to most public sector employees. The rights of other public employees, technicians and professionals are also regulated by the Law of Administrative Careers. Public sector wages are set by decree, in accordance with the labor laws and the Law of Collective Contracting of the Public Sector. Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.
In June 1997, the Government reformed the Organic Labor Law. The new law implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers has been required to pay severance compensation for years of service calculated retroactively, based on an employee’s salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The new law required that severance pay accumulated through December 1996, referred to as the Labor Liabilities, be paid out within five years to both public and private employees. After December 1996, employers have been required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment, and at the end of the employment relationship the entire amount can be withdrawn by the employee. Under defined circumstances, portions of the principal in the account may be withdrawn by the employee before the end of the employment relationship.
The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Central Government.

Since 1998, the Government has maintained a continuous effort to honor past Labor Liabilities. At December 31, 2007, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.25.8 billion. At December 31, 2008, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.31.2 billion.
In April 2007, the Government extended a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause. On December 27, 2007, this freeze was extended again for a period of one year through the end of 2008, and on December 29, 2008, the freeze was extended again for a period of one year through the end of 2009.
Minimum Wages
The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle.
The latest adjustment made to the monthly minimum wage occurred on March 30, 2009, in the form of a presidential decree which set the minimum wage for all public and private sector employees at Bs.879.15, or approximately U.S.$408, beginning May 1, 2009, representing a 10% increase over the previous minimum wage, and beginning in September 2009, the monthly minimum wage for all public and private sector employees will increase an additional 10% to Bs.959.08, or approximately U.S.$446 .
Labor Benefits under the 1999 Constitution
The 1999 Constitution provides certain rights to all laborers in Venezuela. It includes rights with respect to the maximum number of hours a person may be required to work, benefits in the event of loss of employment and non-discrimination on the basis of, among other factors, race, sex, age or creed. The Government is in the process of modifying the Organic Labor Law in accordance with the rights granted to laborers under the 1999 Constitution. As part of these developments, the Government is also currently in the process of reforming the social security system.
Reforms to the Social Security Laws
The Organic Law of Social Security took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker’s Training and Recreation Institute, which will each be in charge of their respective social services.
Under the terms of the Organic Law of Social Security, both workers and employers will contribute to a collective social security system managed by the Government. Under the social security system, workers in the informal sector of the economy will be able voluntarily to join the social security system and make the contributions necessary to enable them to receive a future retirement pension, with a subsidy by the Government of a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the social security system will also be financed by several other sources, including income from investments made with social security funds.
The law provides that the current Venezuelan Institute of Social Security, along with the other governmental entities and offices that are currently in charge of certain services covered by the social security law, will be replaced gradually by entities that will form the social security system. A newly-created entity, the Superintendencia del Sistema de Seguridad Social (Superintendency of the Social Security System) will be the office responsible for regulating and supervising the social security system.
The law also creates a Social Security System treasury with its own assets, distinct and independent from the National Treasury. This treasury’s main responsibilities will include collecting, investing and distributing social security funds (which will be exempt from all taxes).

The terms of the law had required the President to develop an implementation plan for the social security system within six months of the law’s effective date. However, given its complexity, the implementation plan has not been completed to date. Once such a plan has been completed, the system must then be implemented within five years of the law’s adoption. In addition, the President must inform the National Assembly semi-annually of any new measures that have been adopted and any obstacles that have been encountered during the implementation process. Additionally, the law provides that a Comisión Técnica de Transición (Technical Commission for the Transition) must be created within 180 days after the law is adopted, which will be responsible for planning and managing the transition from the existing social security system to the new system introduced by this law.
In accordance with the Organic Law of Social Security, in 2005, the National Assembly passed laws to guarantee safe and healthy work environments, to regulate and protect social services for the elderly, to guarantee the right to housing and to ensure unemployed workers receive loans and assistance in finding jobs.
Labor Unions
Venezuela has numerous labor unions. Unión Nacional de Trabajadores de Venezuela, or UNT, and CTV are among the largest labor unions in Venezuela. In 2007 and 2008, there was an increase in the number of labor unions, due in part to the nationalizations of the various sectors of the Venezuelan economy.
Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout.
Poverty and Income Distribution; Education
Poverty and Income Distribution
The Government differentiates between extremely poor, poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines “extremely poor” as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and “poor” as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.

The following table provides statistics comparing the number and percentage of extremely poor, poor and non-poor households in Venezuela for the indicated years:

	2004		2005		2006		2007		2008
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	3,035,230	53.0%	3,689,799	62.1%	4,268,125	69.4%	4,522,513	71.5%	4,701,432	74.3%
Poor
Extremely Poor	1,066,330	18.6	910,067	15.3	558,257	9.1	497,427	7.9	422,528	6.7
Non-Extremely Poor	1,623,676	28.4	1,341,236	22.6	1,326,399	21.6	1,307,201	20.7	1,203,588	19.0

Total	2,690,006	47.0	2,251,303	37.9	1,884,656	30.6	1,804,628	28.5	1,626,116	25.7

All Households	5,725,236	100.0%	5,941,102	100.0%	6,152,781	100.0%	6,327,141	100.0%	6,625,056	100.0%

Population:
Non-Poor	11,318,952	46.1%	14,279,212	56.3%	16,551,960	63.7%	17,704,193	66.4%	18,222,348	69.0%
Poor
Extremely Poor	5,539,900	22.5	4,522,457	17.8	2,878,008	11.1	2,559,833	9.6	2,130,631	8.1
Non-Extremely Poor	7,710,928	31.4	6,567,832	25.9	6,555,637	25.2	6,412,957	24.0	6,037,195	22.9

Total	13,250,828	53.9	11,090,289	43.7	9,433,645	36.3	8,972,790	33.6	8,167,826	31.0

Total Population	24,569,780	100.0%	25,369,501	100.0%	25,985,605	100.0%	26,676,983	100.0%	26,390,174	100.0%

Source: INE.
The percentage of poor and extremely poor among the Venezuelan population decreased from 53.9% in 2004 to 31.0% in 2008. In addition to stimulating real growth in the economy and increasing job opportunities, the Government aims to emphasize the primary education system to improve educational and technological skills among the future Venezuelan workforce, decentralize health and education support systems and reform social security and pension systems.
The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela(1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year	2003	2004	2003	2003	2004	2003
Gini Index(2)	48.2	57.0	54.9	58.6	46.1	52.0
Lowest 10%	0.7	0.9	1.4	0.7	1.6	1.3
Lowest 20%	3.3	2.8	3.8	2.5	4.3	3.7
Second 20%	8.7	6.4	7.3	6.2	8.3	7.7
Third 20%	13.9	11.0	11.1	10.6	12.6	12.2
Fourth 20%	22.0	18.7	17.8	18.1	19.7	19.7
Highest 20%	52.1	61.1	60.0	62.7	55.1	56.7
Highest 10%	35.2	44.8	45.0	46.9	39.4	40.9

(1)	Rankings are based on per capita income. Data refers to income shares by percentile of the population.

(2)	Gini index measures the extent to which the distribution of income among individuals within a country deviates from a perfectly equal distribution. A value of 0 represents perfect equality and a value of 100 represents perfect inequality.

Source: World Bank 2008 World Development Indicators.
Education and Other Sustainable Development Factors
According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuelan social conditions rank 74th among the 177 countries in the world in the UNDP’s Human Development Report for 2008.

The HDI provides a composite measure of three dimensions of human development: living a long and healthy life (measured by life expectancy), being educated (measured by adult literacy and enrollment at the primary, secondary and tertiary level) and having a decent standard of living (measured by purchasing power parity, or PPP, and income). The HDI provides a broad prism for viewing human progress and the complex relationship between income and well-being. According to the UNDP’s Human Development Report for 2008, the HDI for Venezuela was 0.792 for the year ended December 31, 2005.
The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

						Income
						Share of Income
	Survival					or Consumption		Population in Poverty
	People not	Population	Education					U.S.$1 a	National
	expected to survive	without access	Adult illiteracy	Children not		Poorest	Richest	day (PPP	poverty
	to age 40	to safe water	rate	reaching grade 5		20%	20%	U.S.$)(1)	line
HDI Rank	2000-2005	2004	1995-2005	2004		2003-04	2003-04	1990-05	1990-04
38 Argentina	4.9%	4%	2.8%	3	%(3)	3.1%	55.4%	6.6%	n.a. %
40 Chile	3.5	5	4.3	0		3.8	60.0	2.0	17.0
52 Mexico	5.8	3	8.4	6		4.3	55.1	3.0	17.6
70 Brazil	9.2	10	11.4	n.a.		2.8	61.1	7.5	21.5
74 Venezuela	7.3	17	7.0	9		3.3	52.1	18.5	31.3 (2)
75 Colombia	9.2	7	7.2	19		2.5	62.7	7.0	64.0
87 Peru	9.7	17	12.1	10		3.7	56.7	10.5	53.1

Data refers to the most recent year available.

(1)	Personal Purchasing Power used to measure the poverty line.

(2)	Data refers to period other than specified.

(3)	Data refers to 2003 school year.

n.a.:	Not available.
Source: UNDP, Human Development Report, 2008 (statistics for the largest seven economies of Latin America).
While the extremely poor in Venezuela are severely challenged by a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 93.0% in 2005. Venezuela is ranked in the category of “medium human development” in terms of overall profile and HDI trends, South-North gaps, child survival, health, food security, education imbalances, communications, social investment and natural resource usage.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY
Petroleum and Natural Gas
General
Venezuela, a member of OPEC, is the world’s tenth-largest oil producer and fifth-largest oil exporter. The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. According to the BP Statistical Review of World Energy 2009, Venezuela has the fifth-largest proven oil reserves in the world, the ninth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. From 2004 through 2008, petroleum products accounted for an average of approximately 89.4% of Venezuela’s total exports. During the same period, petroleum sector revenues accounted for an average of approximately 46.7% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 14.3% of GDP. In 2008, petroleum activities accounted for approximately 12.0% of GDP, compared to approximately 12.3% in 2007.
Recent Developments Concerning the Oil Industry
In February 2007, President Chávez issued a law-decree under the authority conferred by the 2007 Enabling Law, pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Empresas Mixtas, or Mixed Companies, in which Corporación Venezolana del Petróleo, or CVP, a PDVSA wholly-owned subsidiary, or another PDVSA subsidiary, holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law-decree, operators of the Orinoco Belt project became Mixed Companies, with PDVSA the majority owner of the operations. The Ministry of Energy and Oil is required to make a valuation of each new Mixed Company in order to determine the fair participation of the PDVSA subsidiary and to provide any economic or financial adjustment as necessary. The law-decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Mixed Companies.
In May 2007, CVP completed the acquisition process with respect to the four Orinoco Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA (ENI), Petroleum & Chemical Corp (Sinopec), and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Mixed Companies controlled by PDVSA, increasing PDVSA’s average participation in the projects to 78%. In the same month, Moody’s downgraded its credit rating on the Cerro Negro project from B1 to B3, and in June 2007, Moody’s downgraded its credit ratings on the remaining three Venezuelan heavy oil projects (Hamaca, Petrozuata and Sincor) from B1 to B2.
ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, have failed to reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, an ExxonMobil affiliate filed a request for arbitration with ICSID as a result of its having been unable to successfully negotiate the terms of, or agree on the value of, the assets in the Cerro Negro project being transferred to the Republic. Prior to the enactment of the law-decree, ExxonMobil had a 41.7% interest in the Cerro Negro project. On January 25, 2008 the ExxonMobil affiliate commenced an additional arbitration under the rules of the International Chamber of Commerce.
On December 27, 2007 and January 8, 2008 the ExxonMobil affiliate obtained from the U.S. District Court for the Southern District of New York an attachment order totaling U.S.$315 million against accounts of a PDVSA affiliate and on January 25, 2008 the ExxonMobil affiliate obtained a freezing injunction from the High Court of Justice in London preventing the removal or non-ordinary course disposition of up to U.S.$12 billion in assets of PDVSA and its affiliates in the United Kingdom and the non-ordinary course disposition of up to that amount of assets elsewhere in the world. A court in the Netherlands has issued an order relating to the freezing of certain PDVSA assets in the Netherlands and in the Netherlands Antilles. On March 18, 2008, the High Court of Justice in London lifted the U.S.$12 billion freeze order.

Petróleos de Venezuela, S.A.
In order to manage the assets acquired by the nationalization of the domestic oil industry, the Government decided to create PDVSA in 1975 by giving the Republic the sole ownership of the company. PDVSA’s charter documents provide that the President of Venezuela designates the members of PDVSA’s board of directors by executive decree.
Since its inception in 1975, PDVSA has been operating as a state-owned commercial entity vested with commercial and financial autonomy. PDVSA is regulated by MEP and it is required by law to sell all foreign currency revenues to Banco Central, with the exception of an amount that it is permitted to maintain in a foreign currency in order to meet its foreign currency-denominated investments and expenses. The balance of such proceeds, net of all applicable corporate income tax, dividends and royalties, must be transferred to FONDEN to be used for social, educational, health care, liability management and special and strategic purposes. For more information on FONDEN, refer to “Introduction—Recent Economic Developments—The Current Economic Situation”.
PDVSA, the most important contributor to Venezuela’s GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. Since 1978, PDVSA has been responsible for the petrochemical sector, although this responsibility is currently being transferred to MEP. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela, although in 2004, substantial responsibilities in this regard were transferred to Carbozulia, a fund for both regional development and for the development of Venezuela’s bitumen resources. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, petrochemical, gas, coal and Orimulsion® industries in Venezuela.
MEP oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MEP is the chairman of PDVSA’s General Shareholders’ Assembly, which sets PDVSA’s general policy. Currently, the minister of MEP is also serving as president of PDVSA.
PDVSA obtains income from its subsidiaries in the form of a mandatory 10% payment of their net revenues from exports of crude oil, in which net revenue is calculated after deductions of related royalties and expenses but before income taxes. PDVSA also receives the after-tax net profit of each subsidiary. The laws governing the petroleum industry require such revenues to be used for the industry’s capital investment programs.
In March 2004, PDVSA modified its organization structure in order to (1) enhance internal control of its operations, (2) improve its corporate governance, (3) align its operating structure with the long-term strategies of its shareholder and (4) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. In January 2005, the Government appointed a new board of directors for PDVSA, comprised of the President, two Vice-Presidents, five internal directors and three external directors. Pursuant to a presidential decree in September 2008, PDVSA’s new board of directors was sworn in and Rafael Ramírez was ratified as president of PDVSA.
PDVSA is structured in three vertically-integrated geographic divisions to manage its upstream operations, including exploration, production and upgrading. These divisions are referred to as the Eastern Division, the Southern Division and the Western Division.
PDVSA’s business strategy is to pursue the development of Venezuela’s hydrocarbon resources with the support of both national and foreign private capital, to maximize the value of oil and gas and to ensure its financial strength and stability. PDVSA’s Oil Harvest plan (Plan Siembra Petrolera) was under review during 2008, focusing on the expectations of global growth, characterized by the events resulting from the global financial crisis. The plan is fundamentally based on the guidelines established by the shareholder:
•	to assure that the value of PDVSA’s hydrocarbon natural resources benefits Venezuela;

•	to contribute to the geopolitical positioning of the country in the international arena; and

•	to be an instrument for the development of the country.
Pursuant to the strategic orientation, the Oil Harvest plan principally contemplates the following objectives:

•	maintain the operational continuity in an effective and efficient way for the rational use of the resources pursuant to the best scientific, technical and management practices, as well as the rules and procedures regarding environmental health and protection;

•	adapt to and increase refining capacity;

•	strengthen and promote technological development;

•	expand and diversify PDVSA’s market presence in Latin America, the Caribbean, Asia and Europe and develop regional integration; and

•	seek territorial balance and satisfy the domestic hydrocarbons market.
This business plan calls for investments in Venezuela, the Caribbean and Latin America over the next five years to achieve sustainable crude oil production of 5.8 million bpd and to significantly expand PDVSA’s gas production and refining capacity by 2012. PDVSA also seeks to maintain high safety and health standards in conducting its business and aims to achieve effective and timely integration of business technologies in its operations, as well as the empowerment and development of human resources.
In July 2008, PDVSA began restructuring its human resources and labor affairs in order to better align management to advance socialist values and projects. The restructuring is expected to include new regulations, more integration and less outsourcing in the future.
PDVSA and the Venezuelan Economy
PDVSA is the largest corporation in Venezuela. As of December 31, 2008, PDVSA’s total assets were U.S.$131.8 billion, compared to U.S.$106.9 billion at December 31, 2007, U.S.$80.5 billion at December 31, 2006, U.S.$70.5 billion at December 31, 2005 and U.S.$61.8 billion at December 31, 2004. At December 31, 2008, PDVSA’s long-term debt and capital lease obligations (excluding its current portion) were U.S.$13.4 billion, compared to U.S.$13.6 billion at year-end 2007. PDVSA’s total debt and capital lease obligations (including its current portion) as of December 31, 2008 totaled U.S.$15.1 billion, compared to U.S.$16.6 billion at year-end 2007.
PDVSA’s consolidated results are affected primarily by the volume of crude oil produced and variations in the general price levels of hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining PDVSA’s financial condition and results of operations. The importance of these factors is expected to continue during the foreseeable future.
Because PDVSA is the single largest contributor to Venezuela’s GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty and tax payments to the Government and supporting Venezuela’s social development.
New Hydrocarbons Law
On November 13, 2001, under the enabling law authorized by the National Assembly, President Chávez enacted the new Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. Among other matters, the new Hydrocarbons Law, as amended, provides that all oil production and distribution activities are the domain of the Venezuelan state. Every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government, which may undertake such activities directly or through instrumentalities controlled by Venezuela through an equity participation of more than 50%.
Under the new Hydrocarbons Law, the Republic is responsible for performing industrial and commercial activities reserved for the Government, such as the separation, purification and transformation of natural hydrocarbons and byproducts. In certain instances, the Republic may perform the reserved activities through companies owned exclusively by the Republic or through related companies in which the Government owns a high percentage of shares, referred to as Empresas Mixtas.

In February 2007, President Chávez issued a law-decree pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Empresas Mixtas in which CVP or another PDVSA subsidiary holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law-decree, operators of the Orinoco Belt project became Mixed Companies, with PDVSA the majority owner of the operations. For more information on these acquisitions and related proceedings, refer to “—Recent Developments Concerning the Oil Industry”.
The new Hydrocarbons Law decreases the income tax rate for oil exploration and production activities from 67.7% to 50%, and to 34% for downstream activities. It increases the extraction royalty rate from 16.7% to 30%, which royalties are deductible for purposes of calculating income tax.
The new Hydrocarbons Law also modified other taxes with respect to hydrocarbons. Under the surface area tax, every square kilometer or fraction thereof which has been granted for exploration but which has not been used for that purpose will be taxed 100 tributary units per year. In fiscal year 2003, each tributary unit was equivalent to Bs.19,400. In 2004, each tributary unit was equivalent to Bs.24,700, and for the first six months of 2005, each tributary unit is equivalent to Bs.29,400. This tax will be increased by 2% every year through 2007 and then 5% annually thereafter. The new Hydrocarbons Law provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases is levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.
The long-term effects of the new Hydrocarbons Law and its changes in royalty structure and taxes on PDVSA’s activities and results of operations, as well as its impact on foreign investment in the petroleum sector, cannot be predicted at this time.
Stabilization Fund
PDVSA was originally required to make deposits to the Stabilization Fund equivalent to 50% of its revenues from export sales in excess of U.S.$9.00 per barrel, net of taxes related to such sales. However, in October 2001, and again in 2002, the Government introduced reforms to laws governing the Stabilization Fund and, among other changes, suspended contributions for the last quarter of 2001 and the years 2002 and 2003. In November 2003, the Stabilization Fund Law was amended again, requiring PDVSA to contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes. Upon the effectiveness of the October 2005 amendment to the Stabilization Fund, PDVSA was no longer required to make contributions to the Stabilization Fund.
Deposits made to the Stabilization Fund may be used in the event of a decrease in the fiscal income provided by petroleum, a decrease in the income provided by the oil and by-products exports as compared to the average of such income collected during the last three calendar years, or in the event of a national state of emergency.
Since 2004, the Stabilization Fund law established that no new contributions would be made to the Stabilization Fund. At December 31, 2008, the balance in the Stabilization Fund was approximately U.S.$828 million.
Taxes
Domestic sales in Venezuela are subject to a value-added tax the rate of which currently is 12% as of March 31, 2009. As exporters, each of PDVSA’s Venezuelan operating subsidiaries is entitled to a refund for a significant portion of such taxes paid. The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTs. PDVSA did not recover any CERTs during 2004, 2005 and 2007. In 2006, PDVSA recovered U.S.$6.4 billion in CERTs, and in 2008, PDVSA recovered U.S.$6.8 billion in CERTs.
PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, S.A., referred to as PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.

Prior to 2004, Venezuela levied a tax on corporate assets at a rate of 1% of the average value of a company’s assets, as adjusted for inflation at the beginning and end of each year. This tax served as a minimum income tax, as it was only paid if the amount that would be due thereunder was greater than the income tax otherwise payable. The tax on corporate assets was revoked in August 2004 and is no longer required to be paid.
An amendment of the Income Tax Law of Venezuela was approved in October 1999. This amendment introduced transfer pricing rules that came into effect in January 2000. The law sets forth the methodology for allocating income, costs and deductions in import-export and loan transactions among related parties. Any resulting effects will be included as a taxable item in the determination of income tax. PDVSA carries out significant operations regulated by transfer pricing rules. Beginning in January 2001, the amendment also included a universal tax system for Venezuela and introduced taxes on dividends and rules to promote international fiscal transparency. For more information regarding taxation in Venezuela, refer to “Public Finance—Taxation”.
In October 2004, the Government adjusted oil royalties from 1.0% to 16.67% on four extra-heavy crude oil ventures in the Orinoco Belt.
In April 2005, the Government announced that the income tax rate applicable to 32 oil operating contracts would be raised from 34% to 50% and the operating agreements would be converted into joint ventures with PDVSA. The contracts date from 1992-1997, and the increase does not apply to extra-heavy crude ventures. The Hydrocarbons Law also increased royalties and requires PDVSA to have at least a 51% participation in new upstream oil projects.
In May 2006, the National Assembly increased the royalty tax rate on Orinoco Belt companies from 16.67% to 33.3% with the goal of raising U.S.$1.3 billion per year in tax revenues. In August 2006, the National Assembly passed an amendment to the Income Tax Law that increased the income tax rate applicable to the heavy oil Orinoco Belt ventures from 34% to 50%.
On April 15, 2008, the National Assembly enacted the “Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets” (Ley de Contribución Especial Sobre Precios Extraordinarios del Mercado Internacional de Hidrocarburos). Pursuant to this law, in any month in which the average Brent oil price for such month exceeds U.S.$70 a barrel, oil and derivatives exporters (including PDVSA) must pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 50% of the excess of the average Brent price per barrel for such month over U.S.$70. In any month in which the average Brent price is greater than U.S.$100, the tax is assessed at the foregoing rate for the first U.S.$30 of the excess over U.S.$70 and at 60% of the excess of the average Brent price over U.S.$100.
Social Fund
Article 5 of the Hydrocarbons Law mandates that all revenues generated by the Venezuelan Government from oil activities shall be used to promote health programs, macroeconomic stabilization funds and investments. In this respect, PDVSA has made significant contributions to social programs, promoting and participating in Venezuela’s social and economic development. In 2004 and 2005, PDVSA participated in and contributed significantly to the funding of low-income housing, educational programs, agricultural development, healthcare, job creation, subsidized food distribution and other social programs. For example, in January 2004, PDVSA approved the creation of a fiduciary fund referred to as Fondo para el Desarrollo Económico y Social del País, or FONDESPA, which is designed to disburse amounts of money for programs related to work projects, goods and services, development of infrastructure and roads, agricultural activity, health and education. Additionally, CVP, a branch of PDVSA that is in charge of business relations between PDVSA and private petroleum business, has amended its charter in order to focus on social welfare activities. In 2004, PDVSA spent approximately U.S.$1.2 billion in contributions towards social programs in Venezuela. PDVSA spent approximately U.S.$6.9 billion in 2005 and U.S.$13.3 billion in 2006 in support of social projects developed by the Government. In 2007, PDVSA contributed approximately U.S.$14.1 billion towards Venezuela’s social development, and in 2008, PDVSA contributed approximately U.S.$14.7 billion towards Venezuela’s social development.
Results of Operations
Preliminary Results of Operations for 2009
According to PDVSA’s consolidated financial statements, PDVSA generated gross income of U.S.$13.6 billion in the first quarter of 2009, representing a decrease of U.S.$4.2 billion, or 23.6%, from the first quarter of 2008. This decrease was largely due to a decrease in Venezuela’s average crude oil and products export price and a decrease in oil production based on OPEC’s December 2008 agreement to reduce its overall production ceiling. As a result, average crude oil production decreased from approximately 3.2 million bpd in the first quarter of 2008 to approximately 3.1 million bpd in the first quarter of 2009.
PDVSA’s costs and expenditures totaled U.S.$11.8 billion in the first quarter of 2009, representing an decrease of U.S.$14.8 billion, or 55.6%, from the first quarter of 2008. This decrease was due in part to the production and extraction taxes given the decline in crude oil export prices. As a result, PDVSA’s net profits for the first quarter of 2009 totaled U.S.$1.6 billion, representing a decrease of U.S.$1.9 billion, or 54.3% from the U.S.$3.5 billion of net profits for the first quarter of 2008.
Results of Operations for 2008
On June 6, 2009, PDVSA released its official audited financial statements for its 2008 fiscal year. Pursuant to those financial statements, for the year ended December 31, 2008, PDVSA’s revenues were U.S.$126.4 billion and PDVSA’s expenses were approximately U.S.$112.9 billion.
PDVSA’s net cash provided by operating activities in 2008 totaled approximately U.S.$16.5 billion, primarily reflecting U.S.$9.4 billion of net income, U.S.$5.2 billion of depreciation and depletion, U.S.$400 million of asset impairment and U.S.$3.8 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$200 million, less U.S.$3.1 billion of deferred income taxes and less changes in working capital of U.S.$0.5 billion. PDVSA’s social development expenditures in 2008 totaled U.S.$14.7 billion.
For the year ended December 31, 2008, consolidated net cash provided by financing activities totaled approximately U.S.$0.5 billion, resulting primarily from payments of dividends in the amount of U.S.$2.0 billion, debt repayments of U.S.$5.4 billion, U.S.$3.9 billion for the issuance of debt, and U.S.$5.0 billion from funds received from stockholders, and net cash used in PDVSA’s investment activities totaled U.S.$15.8 billion. PDVSA’s net income was approximately U.S.$9.4 billion for the year ended December 31, 2008 compared to approximately U.S.$6.2 billion for the year ended December 31, 2007.
In 2008, the average crude oil and products export price was U.S.$86.49 per barrel.
PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$6.9 billion in 2008, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$1.8 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$2.2 billion in 2008, while capital expenditures for PDVSA joint ventures totaled U.S.$900 million. Capital expenditures for the Orinoco Belt totaled U.S.1.3 billion in 2008, and offshore capital expenditures totaled U.S.$400 million during the same year.
PDVSA’s production of crude oil and liquid petroleum gas averaged 3.4 million bpd in 2008. At December 31, 2008, Venezuela had estimated proven crude oil reserves totaling approximately 172.3 billion barrels and had proven reserves of natural gas amounting to 176,015 billion cubic feet, or bcf.
Results of Operations for 2007
For the year ended December 31, 2007, PDVSA’s revenues were U.S.$96.2 billion and PDVSA’s expenses were approximately U.S.$72.3 billion.
PDVSA’s net cash provided by operating activities in 2007 totaled approximately U.S.$4.2 billion, primarily reflecting U.S.$6.3 billion of net income, U.S.$4.0 billion of depreciation and depletion, U.S.$10 million of asset impairment and U.S.$2.8 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$733 million, less U.S.$1.6 billion of deferred income taxes and less changes in working capital of U.S.$5.9 billion. PDVSA’s social development expenditures in 2007 totaled U.S.$14.1 billion.
For the year ended December 31, 2007, consolidated net cash provided by financing activities totaled approximately U.S.$10.1 billion and net cash used in PDVSA’s investment activities totaled U.S.$13.2 billion. PDVSA’s net income was approximately U.S.$6.2 billion for the year ended December 31, 2007.

In 2007, the average crude oil and products export price was U.S.$62.68 per barrel.
PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$8.0 billion in 2007, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$1.6 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$3.1 billion in 2007, while capital expenditures in Venezuela for petrochemicals and others had a negative balance of U.S.$313 million.
PDVSA’s production of crude oil and liquid petroleum gas averaged 2.9 million bpd in 2007. At December 31, 2007, Venezuela had estimated proven crude oil reserves totaling approximately 99.4 billion barrels and had proven reserves of natural gas amounting to 170,920 bcf.
Results of Operations for 2006
For the year ended December 31, 2006, PDVSA’s revenues were U.S.$99.3 billion and PDVSA’s expenses were approximately U.S.$78.6 billion.
PDVSA’s net cash provided by operating activities in 2006 totaled approximately U.S.$4.0 billion, primarily reflecting U.S.$5.5 billion of net income, U.S.$3.6 billion of depreciation and depletion, U.S.$969 million in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$1.1 billion, less U.S.$93 million of asset impairment, less U.S.$724 million of deferred income taxes and less changes in working capital of U.S.$4.1 billion. PDVSA’s social development expenditures in 2006 totaled U.S.$13.8 billion.
For the year ended December 31, 2006, consolidated net cash used in financing activities totaled approximately U.S.$1.8 billion and net cash used in PDVSA’s investment activities totaled U.S.$1.7 billion.
In 2006, the average crude oil and products export price was U.S.$55.21 per barrel.
PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$4.2 billion in 2006, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$385 million. Capital expenditures in Venezuela for natural gas projects totaled U.S.$1.2 billion in 2006, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$77 million.
PDVSA’s production of crude oil and liquid petroleum gas averaged 2.9 million bpd in 2006. At December 31, 2006, Venezuela had estimated proven crude oil reserves totaling approximately 87.3 billion barrels and had proven reserves of natural gas amounting to 166,249 bcf.
Results of Operations for 2005
PDVSA’s revenues were U.S.$85.7 billion and PDVSA’s expenses were approximately U.S.$66.5 billion for the year ended December 31, 2005.
PDVSA’s net cash provided by operating activities in 2005 totaled approximately U.S.$5.6 billion, primarily reflecting U.S.$6.5 billion of net income, U.S.$3.2 billion of depreciation and depletion, U.S.$20 million of asset impairment, U.S.$976 million in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$1.1 billion, less U.S.$878 million of deferred income taxes and changes in working capital of U.S.$4.1 billion.
For the year ended December 31, 2005, consolidated net cash used in financing activities totaled approximately U.S.$1.6 billion and net cash used in PDVSA’s investment activities totaled U.S.$3.9 billion.
In 2005, the average crude oil and products export price was U.S.$45.32 per barrel.
PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$2.1 billion in 2005, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$282 million. Capital expenditures in Venezuela for natural gas projects totaled U.S.$735 million in 2005, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$60 million.

PDVSA’s production of crude oil averaged 2.9 million bpd in 2005. At December 31, 2005, Venezuela had estimated proven crude oil reserves totaling approximately 80.0 billion barrels and had proven reserves of natural gas amounting to 152,264 bcf.
Petroleum Production and Export Revenues of Crude Oil and Refined Products
PDVSA’s production of crude oil and liquid petroleum gas averaged 3.4 million bpd in 2008, a 9.7% increase from the 3.1 million bpd produced in 2007. PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd in 2006 and 3.1 million bpd produced in 2005. During 2008, PDVSA formed joint ventures with foreign partners in order to start operations in mature fields, offshore fields and in the Orinoco Belt.
PDVSA’s net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, decreased slightly in 2008, from an average of 2.8 million bpd in 2007 to an average of 2.7 million bpd in 2008. Of the total production of PDVSA’s refineries during 2008, 49%, or 1.3 million bpd, was produced by its Venezuelan refineries (including the Isla Refinery in Curaçao), 40%, or 1.1 million bpd, was produced by refineries in the United States in which PDVSA owns equity interests, 9%, or 246 thousand bpd, was produced by refineries in Europe in which PDVSA owns equity interests, and 2%, of 42 thousand bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owns equity interests.
Exports represented a significant portion of PDVSA’s sales volume in 2008. The volume of PDVSA’s exports increased by 4% in 2008, from approximately 2.8 million bpd in 2007 to approximately 2.9 million bpd in 2008 due primarily to a 197 thousand bpd increase in exports of crude oil. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products increased by approximately 34% in 2008, from U.S.$64.74 per barrel in 2007 to U.S.$86.49 per barrel in 2008.
PDVSA’s primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are the United States and Canada, Central America and the Caribbean, South America, Europe and Asia. The United States and Canada continue to be the largest markets for PDVSA’s export sales, with total sales volume of approximately 1.5 million bpd in 2008, as compared to approximately 1.7 million bpd in 2007. Latin America and the Caribbean continue to be important markets for PDVSA’s export sales (primarily of refined petroleum products), with total sales of 1.0 million bpd in 2008, as compared to 592 thousand bpd in 2007. Asia also proved to be an important market for PDVSA’s export sales with total sales of 422 thousand bpd in 2008
In December 2004, Venezuela and China signed a total of eight energy, agricultural and technical cooperation agreements. During President Chávez’s visit to China, MEP and CNPC also agreed to develop an oil field in eastern Venezuela. In 2006, Venezuela and China signed additional oil agreements, and by September 2006, Venezuela was shipping approximately 300,000 barrels of crude oil and products per day to China.
In June 2005, PDVSA approved the creation of PDV Caribe, S.A., referred to as PDV Caribe. Located in Caracas, PDV Caribe attends to the operational guidelines set forth in the Petrocaribe Energy Cooperation Agreement, signed between the Venezuela and several Caribbean countries. PDV Caribe focuses on operations in the Caribbean, including the exploration and production of crude oil, the import and export of hydrocarbons and derivative products, the refining of hydrocarbons and the production of petroleum products.
In September 2009, PDVSA and the National Oil Consortium, a joint venture comprised of five Russian companies, signed agreements aimed at organizing a Mixed Company to develop heavy crude oil in the Orinoco Oil Belt. The project is expected to produce an estimated additional 400,000 bpd to 500,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$20.0 billion, and the National Oil Consortium will own a 40% stake in the Mixed Company and PDVSA will own the remaining 60% stake. The Mixed Company will have a duration of 25 years.
Also in September 2009, President Chávez announced that China had agreed to invest approximately U.S.$16.0 billion in a joint venture oil project in the Orinoco Oil Belt during the next three years. The daily output of this project is estimated to be as much as 450,000 bpd of extra heavy crude oil.

Indebtedness
In August 2004, PDVSA Finance Ltd. completed a cash tender offer for its outstanding notes in order to reduce its overall debt service costs. The outstanding principal of the notes purchased in the tender offer was approximately U.S. $2.6 billion. In October 2005, CITGO, a PDVSA subsidiary, announced cash tender offers for all of its outstanding 7.875% senior notes due 2006 and 6% senior notes due 2011. The outstanding principal of the notes purchased in the tender offers was approximately U.S.$386 million.
On February 23, 2007, PDVSA entered into two credit facilities with the Japan Bank for International Cooperation, Marubeni Corporation, Mitsui & Co., Ltd and private banks in Japan in the aggregate amount of U.S.$3.5 billion to finance oil development projects in Venezuela. The credit facilities have a term of 15 years. In connection with the credit facilities, it is contemplated that PDVSA will enter into contracts for the supply of crude oil and refined petroleum products with affiliates of Marubeni and Mitsui and that the proceeds of such sales will be applied to pay amounts due under the credit facilities.
In April 2007, PDVSA issued U.S.$7.5 billion in aggregate principal amount of various bonds to local buyers that included U.S.$3.0 billion of PDVSA’s 5.25% bonds due 2017, U.S.$3.0 billion of PDVSA’s 5.375% bonds due 2027 and U.S.$1.5 billion of PDVSA’s 5.5% bonds due 2037. PDVSA plans to use the proceeds from the bonds for general corporate purposes including financing its capital expenditures.
On July 9, 2009, PDVSA issued U.S.$3.0 billion aggregate principal amount of its zero-coupon bonds due 2011, referred to as Petrobonos 2011.
Hydrocarbon Reserves and Exploration
At December 31, 2008, proven developed reserves of crude oil and natural gas represented approximately 9% and 22%, respectively, of Venezuela’s total estimated proven crude oil and natural gas reserves on an oil equivalent basis. PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Central Southern Barinas—Apure Basin and the Eastern Basin in the Monagas and Anzoategui states.
As of December 31, 2008, Venezuela had estimated proven crude oil reserves totaling approximately 172.3 billion barrels (including an estimated 132 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt). Based on 2008 production levels, Venezuela’s estimated proven reserves of crude oil have a remaining life of approximately 144 years. The estimated proven reserves include heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine.
PDVSA continuously conducts exploratory activity throughout Venezuela. In 2008, PDVSA’s exploration expenses totaled U.S.$375 million, as compared to U.S.$154 million in 2007. The increase in exploration expenses was primarily due to an increase in exploratory activities, particularly with respect to the acquisition of two dimensional and three dimensional seismic lines.
At December 31, 2008, Venezuela had proven reserves of natural gas amounting to 176,015 bcf. Virtually all of Venezuela’s natural gas reserves are composed of associated gas developed incidentally to the development of crude oil reserves. During 2008, approximately 45% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs. During 2008 and 2007, natural gas utilized in re-injection operations amounted to 1,128 bcf and 1,060 bcf, respectively.
PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA’s estimates of reserves are not precise and subject to revision. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

As of December 31, 2008
(million barrels, except where noted)
Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	22,988
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	149,335
Total crude oil	172,323
Natural gas (bcf)(3)	176,015
Remaining reserve life of crude oil (years)(4)	144
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	5,998
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	10,300
Total crude oil	16,298
Percentage of proven crude oil reserves(5)	9%
Natural gas (bcf)	38,682

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.

(2)	Includes reserves in the Orinoco Belt.

(3)	Includes 27,762 bcf associated with extra-heavy crude oil reserves.

(4)	Based on crude oil production and total proven crude oil reserves.

(5)	Proven developed crude oil reserves divided by total proven crude oil reserves.

Source: PDVSA.
Refining
The PDVSA’s downstream strategy is oriented towards expansion and improvement of refining operations in Venezuela, the Caribbean, Central America, South America, and maintenance of its refineries in the United States and Europe, which allow for increased manufacturing of refined products of high commercial value. PDVSA has been investing in its domestic and international refining chain in order to increase the capacity and complexity, as well to adapt its facilities to meet fuel quality improvements worldwide. For example, PDVSA has increased the deep conversion capacity of its refineries in Venezuela, which has improved the performance of high-value products and therefore strengthened its portfolio of export products.
PDVSA owns five refineries in Venezuela, with a total rated crude oil refining capacity of 1.3 million bpd. It also leases and operates a refinery in Curaçao, with a refining capacity of 335 thousand bpd at December 31, 2008, and it has an equity interest in two Caribbean refineries located in Jamaica and Cuba. PDVSA has equity or ownership interests in five refineries in the United States, three of which are wholly-owned, and it has an equity interest in a coker/vacuum crude distillation unit. These refineries in the United States provide PDVSA with an aggregate net interest in crude oil refining capacity of 1.1 million bpd at December 31, 2008. PDVSA has equity interests in eight refineries in Western Europe with a total rated crude oil refining capacity at December 31, 2008 of 1.1 million bpd, of which its net interest in crude oil refining capacity was 259 thousand bpd. PDVSA’s net interest in refining capacity has grown from 2.4 million bpd in 1991 to 3.1 million bpd at December 31, 2008.
Petrochemicals and Extra Heavy Crude Oil
Petrochemicals
PDVSA was engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Pequiven. In June 2005, the Government decided to transfer the activities, assets and shares held by PDVSA in Pequiven to MEP. The completion of the transfer occurred in January 2006 after the enactment of the Petrochemical Act. Pequiven was established in 1977 to increase the capacity and flexibility of existing plants, both for local and international markets, and to identify new products or commercial opportunities, mainly in methanol, plastics and fertilizers. The net effect of the January 2006 spin-off of Pequiven was approximately U.S.$2.8 billion, based on the net assets of that subsidiary at December 31, 2005.

Extra Heavy Crude Oil
On September 9, 2003, PDVSA announced a general restructuring of its wholly-owned subsidiary, Bitor. Under the plan, Bitor will be eliminated as an independent legal entity and will be absorbed by PDVSA Oriente (the Eastern Division of PDVSA). PDVSA has stated that the current restructuring process will not affect Bitor’s existing contracts.
Previously, Bitor was responsible for developing reserves containing approximately 429 million metric tons of extra-heavy crude oil (or approximately 2.7 billion barrels). Bitor was developing these reserves principally through a process of emulsifying natural extra heavy crude oil in water to create an alternative liquid fuel to generate electricity, named Orimulsion®. However, in the first quarter of 2006, Bitor decided to apply most of its extra-heavy crude oil reserves towards the production of commercial crude oil, suspending the production of Orimulsion®.
PDVSA’s Orimulsion® production capacity is approximately 6.5 million metric tons per year. Venezuela has significant reserves of extra-heavy crude oil, which are being developed in conjunction with the production of Orimulsion® by Bitor, through operating agreements which apply new technologies for refining and improvement of the crude oil aimed at the economic viability of production. PDVSA used 25 million and 21 million barrels of extra-heavy crude oil for the production of Orimulsion® during 2005 and 2004, respectively. PDVSA is currently developing Venezuela’s significant extra-heavy crude oil reserves with several foreign companies through joint ventures.
In the fourth quarter of 2006, MEP announced that it would halt Orimulsion® production, indicating that Orimulsion® was not the best use for Venezuela’s extra-heavy crude. In 2007, Bitor initiated discussions with its existing clients to renegotiate its obligations for the supply Orimulsion®. As part of these negotiations, some of Bitor’s existing clients have agreed to receive fuel oil instead of Orimulsion®, while other clients have agreed to terminate their supply agreements.
Regional Developments
Venezuela has sought to promote a regional integration of state energy companies under the name Petroamerica. Petroamerica is divided into Petrosur, comprising the southern cone and Bolivia, and Petrocaribe comprising the Caribbean nations. The stated purpose of the regional arrangement is to gain strength in the international markets by eliminating trade barriers, increasing the refining infrastructure and reducing costs.
Under Petrosur, Argentina, Brazil and Venezuela agreed to develop a field in Venezuela’s Orinoco oil belt, a refinery in Brazil’s northeast, and an oil and gas venture in Argentina. Under the Petrocaribe agreement, member countries would pay market price for Venezuelan oil, but they would only be required to pay a portion of the cost up front and could finance the rest over 25 years at 1% interest. Governments could also pay for part of the cost with goods or services. In 2005, PDVSA created PDVSA-Cuba in order to promote refining and marketing businesses in the region. During 2006, PDVSA supplied crude oil and refined products, under special terms, to the Caribbean and Central America by means of the Petrocaribe Energy Corporation Agreement and Caracas Energy Cooperation Agreement.
The regional oil and gas energy venture Petroandina Comercio y Suministro, or Petroandina, was created by Venezuela and Bolivia on May 26, 2006. The cooperation agreement signed by PDVSA and the state-owned oil company of Bolivia, Yacimientos Petrolíferos Fiscales Bolivianos, or YPFB, contemplates that the parties will develop projects concerning exploration, production, refining, distribution, processing and the industrialization of hydrocarbons. Petroandina also was established to improve the training of Bolivian professionals and technicians, and to construct two gas processing plants in Bolivia. The parties anticipate that Petroandina will receive an investment of approximately U.S.$1.5 billion from PDVSA for various projects in Bolivia and will be controlled 51% by YPFB and 49% by PDVSA.
OPEC
Venezuela is a founding member of OPEC. OPEC’s members collectively produce approximately 45.9% of total world production of crude oil and 18.5% of the world production of natural gas. In addition, OPEC members account for approximately 60.3% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.
OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela’s plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.
During 2004, the price of oil rose by U.S.$7.90 per barrel, or 28.1%, to U.S.$36.06 per barrel. In January 2005, OPEC declared that it was temporarily abandoning its stated target price range of U.S.$22.00 to U.S.$28.00 per barrel because prices had remained outside the range for an extended period of time, rendering it unrealistic. During 2005, the OPEC crude basket price increased by U.S.$14.58 per barrel, or 40.4%, from U.S.$36.06 per barrel in 2004 to U.S.$50.64 per barrel in 2005. The price of oil in 2006 continued to rise, increasing by U.S.$10.44 per barrel, or 20.6%, from U.S.$50.64 per barrel in 2005 to U.S.$61.08 per barrel in 2006. In 2007, the price of the OPEC crude oil basket continued to increase to U.S.$89.86 per barrel.
In the beginning of 2008, the price of oil increased dramatically, averaging U.S.$88.35 per barrel in January 2008 and peaking at U.S.$131.22 per barrel in July 2008. However, beginning in July 2008, the price of oil started to experience an even sharper decline. In August 2008, the OPEC crude basket price decreased by U.S.$18.81, or 16.7%, to U.S.$112.41, and in September 2008, the price of oil decreased by an additional U.S.$15.56, or 16.1%, to U.S.$69.16. The OPEC basket price continued to decrease significantly, falling U.S.$27.69, or 40.0%, to U.S.$69.16 in October 2008, and an additional U.S.$19.40, or 39.0%, to U.S.$49.76 in November 2008. In December 2008, the price of oil decreased to U.S.$38.60 per barrel. Despite the decreasing oil prices in the second half of 2008, the OPEC crude basket price for 2008 was U.S.$94.45 per barrel, marking an increase of U.S.$25.37 per barrel as compared to 2007.
Beginning in 2009, the OPEC crude basket price began to rise. In January 2009, the OPEC crude basket price was U.S.$41.54 per barrel, and the price of oil increased to U.S.$71.35 per barrel in August 2009.
Acting through its members, OPEC has adopted and modified an overall production ceiling for its members and quotas for individual members in an effort to maintain stability in the petroleum markets and target per barrel price ranges. Generally, in periods in which oil prices and global economic activity have risen, OPEC has authorized an increase in production ceilings and quotas, and in periods in which oil prices and global economic activity have fallen, OPEC and its members have sought to lower production in order to support a higher price for their products. Most recently, in light of the international financial and economic crisis that commenced in the fourth quarter of 2008 and the rapid fall in petroleum prices after the record prices prevailing earlier in 2008, at a meeting held in September 2009, OPEC maintained its production ceiling of 24.8 million bpd.
Manufacturing and Mining
Manufacturing Sector
After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government’s plan to encourage domestic industry and import substitution, and production for export.
In 2004, the manufacturing sector grew by 21.4% in real terms and comprised 16.7% of GDP. In 2005, the manufacturing sector grew by 11.1% in real terms and comprised 16.8% of GDP. The growth in the manufacturing sector was primarily due to an expansion in the domestic aggregate demand as a result of higher levels of public expenditure. In 2006, the manufacturing sector grew by 8.3% in real terms and comprised 16.6% of GDP. The growth in the manufacturing sector in 2006 was primarily due to the expansion in the domestic aggregate demand for the third consecutive year. In 2007, the manufacturing sector grew by 7.4% in real terms and comprised 16.4% of GDP. In 2008, the manufacturing sector grew by 1.4% in real terms and comprised 15.9% of GDP. The slower growth in the manufacturing sector compared to 2007 was primarily due to a decrease in the production of many goods, including metals, chemicals, vehicles and textiles.

The Government’s general policy with respect to the manufacturing sector emphasizes:
•	increasing efficiency and productivity;

•	attracting foreign and domestic private investment;

•	providing technological and financial assistance to small and medium-sized manufacturers; and

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers for employee training programs, investment in technological improvements and the creation of jobs.
The Government believes that these policies will effectively serve to increase the manufacturing sector’s contribution to GDP.
Mining Sector
In 2004, the mining sector grew by 14.2% in real terms and comprised 0.8% of GDP. In 2005, the mining sector grew by 3.0% in real terms and comprised 0.7% of GDP. In 2006, the mining sector grew by 7.2% in real terms and comprised 0.7% of GDP. The growth in the mining sector in 2006 was primarily due to the increase in the production of coal. In 2007, the mining sector grew by 1.5% in real terms and comprised 0.7% of GDP. In 2008, the mining sector contracted by 4.2% in real terms and comprised 0.6% of GDP. The contraction in the mining sector in 2008 was primarily due to a significant and widespread contraction in demand for minerals and metals, including an unprecedented decline in global demand for aluminum, iron and steel.
On May 26, 2006, Venezuela and Bolivia created Minera del Sur, or Minersur, a Latin American integration project designed to complement the countries’ mining capabilities and techniques. The goal of Minersur is to strengthen national sovereignty of mining resources and to promote sustainable mineral industrialization and joint international investments.
In June 2006, the National Assembly approved a reform of Venezuela’s Mining Law in order to promote the sovereignty and national interest of the country in its mining resources by eliminating concessions for inactive mines and by creating a new legal framework to benefit Venezuela’s small-scale mining interests. Under the reform, private companies with idle, unproductive mines are required to form joint ventures with Venezuela in which Venezuela is granted a majority interest.
On June 16, 2009, pursuant to Articles Two and Four of Resolution No. 09-06-03, published in Official Gazette No. 39,201, entities in which the Venezuelan government has 50% or more of ownership interest, either directly or indirectly, and who have been authorized to commercialize their gold production, are required to sell a minimum of 50% of their gold production domestically. Of that amount, 25% must be sold to Banco Central and the remaining 25% to the general domestic market. The remaining 50% may be sold in the international markets, subject to prior authorization from Banco Central. If a gold producer covered by this Resolution decides not to sell internationally the 50% of its exportable production, or if the producer fails to obtain the necessary authorizations from Banco Central, then such otherwise exportable 50% of the production would have to be sold to Banco Central.
Corporación Venezolana de Guayana
After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of CVG. CVG, an entity organized by the Government as an “autonomous institution”, or instituto autónomo, in 1960, is a non-operating holding entity that, through its vertically-integrated operating subsidiaries, constitutes Venezuela’s largest diversified mining and mineral processing business based on estimated market share and production volume. With operations throughout the Guayana region, which occupies more than 550,000 square kilometers in southern Venezuela, CVG is Venezuela’s, and one of Latin America’s, largest producers of aluminum (including its principal constituent elements, bauxite and alumina) and steel and iron products. CVG’s business also includes an increasing emphasis on significant mining and production of gold. CVG is also engaged in the growing and harvesting of timber and production of lumber. CVG comprises 15 operating subsidiaries and approximately 18,000 employees.

CVG’s mission is to sustainably exploit the abundant reserves of bauxite, iron, gold and other precious metals, and forestry resources in, and to promote the overall development of, the Guayana region. All land in the Guayana region is owned by Venezuela. However, under the Law Decree for the Partial Reform of the Organic Law of the Development of Guayana of 2001, political coordination of all activities relating to the exploration and exploitation of minerals and other natural resources in the Guayana region is vested in CVG. As such, CVG is authorized to undertake those activities directly or through agreements with public or private foreign or domestic entities.
The Government has undertaken a number of internal reorganizations to improve the operating performance of CVG, to stimulate the internal market and reduce the costs imposed on the consolidated public sector accounts by CVG’s losses. For example, the Ministry of Popular Power for Basic Industry and Mining, referred to as MPPIBAM (previously referred to as MIBAM), was created by Presidential Decree on January 21, 2005 for the purpose of promoting, developing and implementing public policies in the mining, forestry and basic industries sectors in Venezuela.
In July 2006, the Ministry of Council to the President established the Development Zone of the Guayana, with the purpose of strengthening the balanced development of the country. This area is approximately 554,101 square kilometers, or approximately 61% of the country. The Guayana region holds great reserves of iron ore, bauxite, gold, diamonds and limestone, among other minerals, in addition to great forestry reserves. Moreover, the region possesses approximately 80% of the natural water resources of the country, which provides energy production of approximately 63,500 million kilowatt-hours per year.
CVG has various investment projects currently under way or set to begin. These projects encompass CVG’s activities in hydroelectric power generation and transmission, ferroalloy, aluminum and forest products manufacturing.
The following tables set out the production and exports of CVG’s aluminum, iron and gold companies for the periods indicated:

	Year Ended December 31,
Production	2004	2005	2006(1)	2007(1)	2008(1)
	(in thousands of metric tons, except as noted)
Iron	20,021	22,054	22,100	20,650	20,020
Bauxite	5,815	5,183	5,928	5,323	4,192
Alumina	1,917	1,927	1,892	1,751	1,591
Aluminum	631	623	619	438	528
Gold (in kilograms)	3,229	3,756	3,947	4,030	4,244

(1)	Preliminary figures.

Source: MIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería).

	Year Ended December 31,
Exports	2004	2005	2006(1)	2007(1)	2008(1)
	(in millions of U.S. dollars)
Iron Ore	$395.8	$281.6	$283.1	$382.9	$659.7
Bauxite	0.0	1.6	5.3	3.1	0.0
Alumina	138.0	162.3	227.3	381.1	137.7
Aluminum	804.5	778.9	1,034.7	1,062.7	987.3
Total	$1,338.3	$1,224.4	$1,500.4	$1,829.9	$1,784.8

(1)	Preliminary figures.

Source: MIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería).
Agriculture and Livestock
Venezuela’s principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.

During 2004, the agricultural sector grew by 4.4% as compared to 2003 and comprised 5.2% of GDP. In 2005, the agricultural sector grew by 9.8% as compared to 2004 and comprised 5.2% of GDP.
In order to stimulate growth in the agricultural sector, the Government provides financing to small producers through the Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines and to medium-sized producers through the Fondo de Crédito Industrial. In January 2006, the Government established that commercial banks must provide between 11% and 16% of their net credit portfolio to finance agricultural projects. In 2006, the agricultural sector grew by 1.0% as compared to 2005 and comprised 4.8% of GDP. In 2007, the agricultural sector grew by 1.8% as compared to 2006 and comprised 4.5% of GDP. The growth in the agricultural sector in 2007 was primarily due to the Government providing favorable financing and subsidies to stimulate and incentivize agricultural activities. The growth in the agricultural sector in 2007 was primarily due to the Government providing favorable financing to stimulate and incentivize agricultural activities.
In 2008, the agricultural sector grew by 3.1% as compared to 2007 and comprised 4.4% of GDP. The growth in the agricultural sector in 2008 was primarily due to increased production of cereal, poultry and pork.
The following tables set out the exports and imports of the agricultural sector for the periods indicated:

	Year Ended December 31,
Exports	2004	2005	2006	2007	2008
	(in thousands of metric tons)
Coffee	5,532	0	0	0	4
Cocoa	7,173	2,345	156	0	6
Sugar cane	0	0	0	0	8
Rice	279	811	161	25	0
Corn	105	637	12	7	0

Source:	Banco Central and INE.

	Year Ended December 31,
Imports	2004	2005	2006	2007	2008
		(in thousands of metric tons)
Coffee	0	0	0	0	309
Cocoa	0	0	0	0	0
Sugar cane	67	68	69	38	31
Rice	29	191	3,371	197	81
Corn	547	149	42	529	1,541

Source:	Banco Central and INE.
Lands and Agricultural Development Law-Decree
On November 13, 2001, a new law-decree was issued targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This law-decree is intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a Government agency, the National Lands Institute, or INTI, classifies rural land according to its best use, such as agriculture, cattle-raising or forestry. In addition, certain unused, uncultivated or idle rural lands will also be subject to tax or expropriation and redistribution. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather the right to work the land in a productive manner. Two additional agencies, the Rural Development Institute and the Venezuelan Agrarian Corporation, will oversee the implementation and operation of the land reform system.
In July 2002, President Chávez passed a law-decree that relates to land reform in Venezuela in order to justify the Government’s plan to reallocate arable lands according to their most productive use. Under the law-decree, the Government may expropriate idle or uncultivated lands that do not comply with a minimum requirement of productivity upon the payment of due compensation to owners.

As of May 2009, INTI, following current legal procedures, had recovered on a national level over 5.3 million hectares of land that was either owned by the state, declared unproductive or illegally occupied, that has been distributed to poor farmers through agricultural cooperatives and other socio-productive entities in order to enhance the participation in alternative forms of agricultural production and to expand the production of important agricultural items.
On August 14, 2009, the National Assembly approved a new Urban Land Law in order to combat a housing deficit in Venezuela. This new law states that any unused urban land should be redistributed and regulates the use of such land. The law further states that owners of urban land should sell their land to the state if the land is occupied by buildings that are in a state of ruin, have construction failures, are deteriorated, were constructed over 60 years ago, or have been declared uninhabitable. The law excludes land that local authorities have approved as being used for recreational, educational and welfare purposes, and requires that all state and municipal censuses be used in order to determine where there is available space to satisfy the population’s housing needs. The law also establishes a national institution whose principal objective is to coordinate any unused land acquired by the Republic.
Electric Sector
The Government views the electric power sector as a key stimulant of growth in the productive sectors of the economy. State-owned companies have historically dominated the electric power sector in Venezuela. Modernization of the electric power sector has been difficult because of inefficiency in the installed base of plant and equipment and the lack of investment funds. The Government believes the electric power sector will require an estimated U.S.$13.4 billion in investment over the period of 2005-2015.
The Participants
The electric power sector in Venezuela is made up of state-owned companies. It serves more than 25 million customers. At December 31, 2008, six companies held practically all of the assets of Venezuela’s electric power sector. These six companies were Electrificación del Caroní, C.A., referred to as EDELCA; Compañía de Administración y Fomento Eléctrico, referred to as CADAFE; Energía Eléctrica de Venezuela, referred to as ENELVEN; C.A. Energía Eléctrica de Barquisimeto, referred to as ENELBAR; Energía Eléctrica de la Costa Oriental, referred to as ENELCO; and EDC.
In June 2000, The AES Corporation, a U.S. independent power company, acquired a majority interest in EDC. At December 31, 2006, EDC and three other smaller electric companies were the only privately-held electric companies in Venezuela. Pursuant to a plan announced in January 2007 to nationalize various areas of the economy, in February 2007, PDVSA agreed to purchase the AES Corporation’s 82% interest in EDC pursuant to a tender offer. In May 2007, the AES Corporation tendered its 82% interest to PDVSA and received approximately U.S.$739 million. The Government through PDVSA currently controls an approximately 93% interest in EDC.
In July 2007, by presidential decree within the legislative power conferred by the 2007 Enabling Law, the Government created a new state-owned electrical holding company called Corporación Eléctrica Nacional S.A., or CEN, to centralize electric power in Venezuela. The law mandated that all electric companies, including CADAFE, ENELVEN, ENELBAR and ENELCO, must be brought together under CEN by 2010 and provided for the immediate transfer of EDELCA to CEN. CADAFE, ENELVEN, ENELBAR and ENELCO are owned by MEP.
During 2008, CEN reached a maximum production capacity of 16,351 megawatts, or MW, a 5.1% increase from 2007. In 2008, EDELCA generated approximately 60.4% of the total electricity production in Venezuela. EDELCA generates electricity at its three hydroelectric plants in the Caroní river basin in the Guayana Region. EDELCA’s Guri plant has an installed capacity of 10,000 MW, the Macagua I, II and III plants have an installed capacity of 3,140 MW, and the Caruachi plant has an installed capacity of 2,160 MW. CADAFE is the largest electricity distribution company in Venezuela, covering approximately 80% of the country. Approximately U.S.$1.4 billion has been invested in CADAFE from 2004 through 2008, predominantly from FONDEN and FONDESPA. CADAFE plans to invest its funds in order to modernize its electricity generation, transmission and distribution. ENELVEN, ENELBAR and ENELCO are smaller vertically-integrated electric companies. ENELVEN serves Zulia State on the western coast of Lake Maracaibo, ENELCO serves the eastern coast of Lake Maracaibo and ENELBAR serves the Barquisimeto area of Lara State. EDC serves over 1,000,000 customers, the majority of whom reside in Caracas and its suburbs.

The installed capacity of Venezuela’s electric power sector on December 31, 2008 was 23.15 MW. More than 93% of Venezuela’s population has access to electric power. Demand for electric power in Venezuela increased by 5.1% in 2008.
Electrical power in Venezuela is generated both by hydroelectric plants and thermal plants, with two-thirds being generated by hydroelectric plants. This dependence on hydroelectric power for the generation of a significant percentage of Venezuela’s energy makes the country vulnerable to periods of severe drought. The electric sector has been designed such that thermal plants would begin producing electricity when the hydroelectric plants were not producing enough electricity to meet demand. Because of the recent growing demand for electricity, Venezuela has been required to utilize thermal power for primary generation. However, prior reliance on hydroelectric sources for electricity generation has had the consequence of diverting investment from thermal generation, resulting in an installed base of thermal capacity that is not adequate to cover demand during periods of drought.
The Government is attempting to address this structural problem through medium-term investment. Specifically, plans have been put into place to ration electric power, improve the capacity and efficiency of existing electric power plants, invest in new hydroelectric and thermal generation plants, purchase additional electrical power, curtail the illegal use of electric power and reduce current demand.
Economic growth in Venezuela will require the expansion of the electric power sector. In order to meet anticipated demand growth, the Government contemplates emphasizing further development of hydroelectric power and the use of natural gas as a raw material for electric power generation.
The Regulatory Framework
On December 31, 2001, the Ley Orgánica del Servicio Eléctrico, or the Electricity Law, was enacted. The Electricity Law mandates the separation of the electric sector in Venezuela into generation, transmission, national dispatch, distribution and commercialization.
Under the Electricity Law, upon the effectiveness of the implementing regulations, no single entity is permitted to engage in more than one of the activities set forth above, with the exception that generation or distribution companies may also engage in commercialization activities. Subject to prior approval by MEP, any person or entity may undertake the generation and commercialization of electricity. However, the Electricity Law reserves the development of hydroelectric generation facilities on the Caroní, Paragua and Caura rivers for state-owned companies, such as EDELCA.
The Electricity Law exempts self-generation activities from regulation. It also contemplates the opening of generation activities to competition, principally by allowing consumers of more than 5 MW per year to purchase electricity freely in the market. In addition, the Electricity Law requires that companies engaged in transmission and distribution activities obtain formal concessions from MEP.
The Electricity Law contemplated the creation of a centralized, state-owned company, the Centro Nacional de Gestión de Servicio Eléctrico, or CNG, to administer the dispatch of electricity nationwide by coordinating, controlling and supervising the generation and transmission activities of Venezuela’s public and private electric utility companies and developing and administering the wholesale market for electricity in Venezuela. On December 1, 2006, the CNG was created pursuant to Presidential Decree No. 5,026.
The Government believes the development of a wholesale market for electricity in Venezuela will facilitate block sales of electricity among generation and distribution companies, commercializers and large clients.
The Electricity Law also contemplated the creation of a single regulatory authority for Venezuela’s electricity sector. In July 2007, the Sociedad Anónima Corporación Eléctrica Nacional S.A., or CORPOELEC, was created pursuant to Presidential Decree No. 5,300. CORPOELEC is an autonomous agency within MEP, created to promote the development of competition in the areas of generation and commercialization of electricity and to establish norms for electricity sales to the public and tariff rates that electric utility companies may charge the public.

The Telecommunications Sector
CONATEL is the governmental agency that regulates and surveys competition in the telecommunications market. One of CONATEL’s main goals is to broaden the general public’s access to telecommunications services. To achieve this goal, CONATEL created a universal service fund dedicated to the provision of service to areas without access to telecommunications services. The universal service fund reached approximately U.S.$97.8 million at the end of 2008. The first universal service project was launched in 2005 and featured several telecom operators competing for a new infrastructure project worth approximately U.S.$8 million. By the end of 2008, approximately U.S.$1.3 million of the universal service fund was assigned to new infrastructure projects and to support social policies.
CONATEL is working to modify the regulatory framework in the telecommunications market by establishing policies that promote competition in different services, including broadband services and new proposals for emerging technologies.
The telecommunications sector grew by approximately 34% during 2008, as compared to 2007. The mobile telecommunications market has experienced substantial growth since its origin in 1989, and both the Internet and subscribed television markets have experienced accelerated growth in recent periods.
The Government’s long-term plan includes, among other objectives, the development of new telecommunications infrastructure, services and content, the promotion of competition within the industry and the consolidation of Internet access.
In January 2007, the Ministry of Popular Power for Telecommunications and Computer Science was created. The Ministry is responsible for regulating and planning public policies for the promotion and development of the telecommunications sector.
In January 2007, President Chávez announced a plan to nationalize CANTV, and by May 2007, the Government controlled 86.2% of the company, in part by purchasing Verizon Communications Inc.’s 28.5% stake for approximately U.S.$572 million. With the nationalization of CANTV, the Government plans to offer affordable cellular phone and fixed-line rates to people in poor communities and plans to expand service to underserved areas.

THE FINANCIAL SYSTEM
Banco Central
Banco Central, which is wholly owned by the Republic, is Venezuela’s central bank and its currency-issuing bank. The 1999 Constitution granted Banco Central, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. The main purpose of Banco Central is to control inflation and maintain the stability of the Bolivar. Under the 1999 Constitution, Banco Central is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, Banco Central is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve Banco Central’s budget.
On October 3, 2001, a new Central Bank Law became effective which superseded the previous Central Bank Law dated as of December 4, 1992. A purpose of the new Central Bank Law is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. In July 2005, the National Assembly approved an amendment to the Central Bank Law. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, must be contributed by PDVSA to FONDEN. Amounts deposited in FONDEN may only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves, which was completed on November 7, 2005.
Under the Central Bank Law, Banco Central’s statutory functions include:
•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	centralizing and administering the Republic’s international monetary reserves;

•	overseeing the performance of the Republic’s payments system and establishing its operating regulations;

•	participating, regulating and executing operations in the gold market; and

•	issuing, on an exclusive basis, Venezuelan currency.
FONDEN
In July 2005, the National Assembly approved an amendment to the new Central Bank Law. The reform requires PDVSA to make contributions to FONDEN with its excess dollar cash flow after all its external and internal obligations have been satisfied, including capital, operational and tax-related disbursements. Amounts deposited in FONDEN may only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005, and since that date through December 31, 2007, approximately U.S.$17.0 billion have been added by Banco Central and approximately U.S.$15.1 billion have been contributed by PDVSA. In 2008, Banco Central contributed an additional U.S.$1.5 billion and PDVSA added an additional U.S.$6.0 billion to FONDEN. At December 31, 2008, total FONDEN contributions amounted to U.S.$45.4 billion.
Amounts deposited in FONDEN are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brady bonds as part of a liability management program put in place in 2006.
As of December 31, 2008, FONDEN had allocated approximately U.S.$38.2 billion, or approximately 84.1% of the funds available, to the various projects financed by FONDEN, including, among others: approximately U.S.$5.4 billion allocated to 29 infrastructure projects; approximately U.S.$984 million allocated to 17 mining projects; approximately U.S.$9.3 billion allocated to 54 energy and petroleum projects; approximately U.S.$3.9 billion allocated to 20 housing projects; approximately U.S.$1.8 billion allocated to 19 agriculture projects; approximately U.S.$331 million allocated to three science and technology projects; and approximately U.S.$595 million allocated to 16 environmental projects. FONDEN keeps its resources in financial trusts (local and foreign currency investments) at Banco del Tesoro, where funds are being disbursed in accordance with projected execution levels.
Monetary Policy
Historically, Banco Central has conducted an active monetary policy that has supported the Government’s economic adjustment plans. Banco Central utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. The placement of zero coupon bonds and Titulos de Establizacion Monetaria, or TEMs, progressively replaced Banco Central’s money desk as a primary mechanism of monetary regulation and became an efficient means of moderating the increase of monetary aggregates. However, the Government’s increased use of Bolivar-denominated debt instruments somewhat served to reduce Banco Central’s open-market operations during 2000. Banco Central’s use of rediscount and loan mechanisms decreased as a result. However, economic circumstances during the second half of 2001, 2002 and the beginning of 2003 prompted an increase in the level of Banco Central’s open-market transactions.
The table below sets forth the changes in monetary aggregates for the periods indicated:

	M2		Monetary Base
		In millions		In millions
	In billions	of Dec. 2007	In billions of	of Dec. 2007
	of nominal	Constant	nominal	Constant
Year	Bolívares	Bolívares	Bolívares	Bolívares
2004	46,363.6	75,943.2	16,524.4	27,066.8
2005	70,796.9	101,403.3	23,086.5	33,067.6
2006	119,892.1	146,816.3	44,795.4	54,855.1
2007	153,224.6	153,224.6	64,177.0	64,177.0
2008	194,274.7	147,289.4	83,786.7	63,522.9

Source:	Banco Central.
The national work stoppage that began in December 2002 exacerbated the devaluation of the Bolivar against the U.S. dollar. This general work stoppage decreased Venezuelan oil exports and tax revenues, and the political instability surrounding the situation created a strong demand for U.S. dollars. This resulted in a further devaluation of the Bolivar as compared to the U.S. dollar, which declined to a low of Bs.1,853 = U.S.$1.00 on January 22, 2003.
This significant devaluation of the Bolivar prompted President Chávez to suspend foreign exchange transactions in order to protect the level of Venezuelan international reserves until the Government could present an alternative exchange control mechanism. Foreign exchange transactions were suspended for approximately two weeks. A new exchange control regime became effective on February 5, 2003, which included a single foreign exchange rate (Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale)). On February 5, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Ministry of Finance and Banco Central set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations.

The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00. Effective January 1, 2008, the currency of Venezuela was redenominated. Accordingly, from that date the U.S. dollar exchange rate has been set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs 2.15 = U.S.$1.00 for sale operations. For more information, refer to “The Venezuelan Economy—Exchange Control Regime”.
The following table sets out Venezuela’s interest rates, by quarter, for the periods indicated:

Interest Rates
			Banco
	Short-Term	90-Day	Central	Basic
	(Commercial	CDs	Discount	Inflation
Year and Quarter	Banks)(1)	Deposit Rate(2)	Rate	Rate(3)
	(in % per annum)
2004
First Quarter	18.84	12.39	28.50	27.93
Second Quarter	18.21	12.68	28.50	18.85
Third Quarter	17.81	12.29	28.50	13.73
Fourth Quarter	17.25	13.24	28.50	16.69
2005
First Quarter	17.22	12.50	28.50	13.99
Second Quarter	16.48	11.86	28.50	19.18
Third Quarter	16.64	11.02	28.50	14.06
Fourth Quarter	15.93	11.20	28.50	10.36
2006
First Quarter	15.57	10.61	28.50	5.43
Second Quarter	14.90	10.22	28.50	17.66
Third Quarter	15.30	10.15	28.50	29.29
Fourth Quarter	15.77	10.10	28.50	16.71
2007
First Quarter	15.91	10.10	28.50	10.96
Second Quarter	16.18	10.11	28.50	21.51
Third Quarter	17.04	10.99	28.50	12.17
Fourth Quarter	19.52	11.66	28.50	48.77
2008
First Quarter	23.15	13.03	28.50	37.06
Second Quarter	23.49	17.13	32.50	33.48
Third Quarter	23.36	17.47	33.50	25.93
Fourth Quarter	22.97	17.42	33.50	31.38

(1)	Corresponds to the average of promissory notes, loans and discounts. Loans include interest rates for mortgage credits.

(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.

(3)	Based on the CPI (base 2007) calculated by annualizing forward cumulative quarterly inflation rates.
Source: Banco Central.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

				Total Credit
				of the
	Commercial	Mortgage		Financial	Percentage
Year and Quarter	Bank Credit	Bank Credit	Other(1)	System(2)	Change(3)
	(in thousands of Bolívares)
2004
First Quarter	12,744,756	1,206	267,638	13,013,600	32.97
Second Quarter	15,455,597	1,136	333,463	15,790,196	71.75
Third Quarter	17,699,783	1,747	388,471	18,090,001	85.02
Fourth Quarter	22,849,904	4,908	486,747	23,341,559	98.50
2005
First Quarter	23,190,763	4,886	537,628	23,733,277	82.37
Second Quarter	27,899,352	5,252	670,798	28,575,402	80.97
Third Quarter	31,045,394	5,318	816,960	31,867,672	76.16
Fourth Quarter	38,716,721	5,090	1,193,013	39,914,824	71.00
2006
First Quarter	39,262,164	6,217	1,200,647	40,469,028	70.52
Second Quarter	46,723,577	7,146	1,345,705	48,076,428	68.24
Third Quarter	55,078,927	7,700	1,485,918	56,572,545	77.52
Fourth Quarter	64,867,297	42,713	1,851,079	66,761,089	67.26
2007
First Quarter	72,705,813	52,357	1,947,480	74,705,650	84.60
Second Quarter	84,288,279	23,003	2,281,699	86,592,981	80.12
Third Quarter	95,768,067	27,711	2,606,949	98,402,727	73.94
Fourth Quarter	112,529,563	29,721	3,126,162	115,685,446	73.28
2008
First Quarter	114,558,218	28,099	3,082,522	117,668,839	57.51
Second Quarter	125,622,621	28,421	3,562,522	129,213,564	49.22
Third Quarter	130,110,921	24,874	3,379,611	133,515,406	35.68
Fourth Quarter	141,271,936	26,405	3,618,308	144,916,649	25.27

(1)	Includes finance companies and savings and loan institutions.

(2)	Excludes Banco Central.

(3)	From the corresponding quarter of the previous year.
Source: Banco Central.
Treasury Bank
In August 2005, the National Assembly passed a law creating a treasury bank, referred to as Banco del Tesoro. Banco del Tesoro’s mission is to serve the financial needs of its clients and to help initiate any strategic economic plans of the Republic. In accordance with the law, Banco del Tesoro acts as the Government’s chief financing arm, handling the Central Government’s banking needs and managing debt payments and debt issues of the Government. Banco del Tesoro also acts as depositary for Government funds currently held by private banks, which currently account for approximately 26% of deposits held by private banks. For initial capital, the National Assembly approved a transfer of Bs.30.6 million, or approximately U.S.$14.2 million, to Banco del Tesoro, and later approved an additional transfer of Bs.30.0 million.
Pursuant to an agreement signed in October 2007 between Venezuela and China, Banco del Tesoro currently manages approximately U.S.$6.0 billion composed of a U.S.$4.0 billion deposit by China and a U.S.$2 billion deposit by Venezuela. These resources will be used to finance development and infrastructure projects in Venezuela. Additionally, Banco del Tesoro manages approximately U.S.$6.6 billion of FONDEN resources obtained from excess Venezuelan reserves, as well as the funds in the Stabilization Fund.
In 2008, Banco del Tesoro expanded its number of offices and locations, with 40 branch offices, four customer care centers and three social financial centers as of December 2008. Approximately Bs.3.0 billion, or U.S.$1.4 billion, in public deposits were made in Banco del Tesoro in 2008, as compared to Bs.2.0 billion, or U.S.$930.2 million in

2007. At year-end 2008, Banco del Tesoro had extended approximately Bs.700.0 million, or U.S.$325.6 million, in lines of credit as compared to Bs.292.8 million, or U.S.$136.2 million in 2007.
Banco del Sur
Banco del Sur is a financial institution that is being promoted by Venezuela for regional integration that serves to provide a source of funding for Latin American and Caribbean countries. Banco del Sur’s principal objective is to finance development projects and serve as an alternative to traditional multilateral lenders, including the World Bank, IADB and the IMF. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the member countries agreed to contribute U.S.$7.0 billion in initial capital, with Argentina, Brazil and Venezuela each agreeing to contribute U.S.$2.0 billion, Ecuador and Uruguay agreeing to contribute U.S.$400 million and Paraguay and Bolivia agreeing to contribute U.S.$200 million. As of September 2009, Banco del Sur had not begun operations.
Financial Institutions
The Superintendency of Banks is responsible for banks and credit unions. Its functions include inspection, supervision and control.
The Superintendency of Banks also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. FOGADE, which was established in 1985, insures deposits up to Bs.4,000 per depositor. FOGADE also assists in the recovery and stabilization of financial institutions through lending assistance.
As of December 31 2008, the Venezuelan financial system consisted of 59 financial institutions, which included:
•	25 universal banks;

•	13 commercial banks;

•	4 investment banks;

•	1 mortgage bank;

•	7 development banks;

•	1 leasing company;

•	2 savings and loan associations;

•	2 money market funds; and

•	4 special law-regulated banks.
Securities Markets
The Caracas Stock Exchange is currently the only securities market in Venezuela, with 60 issuers and a total of approximately U.S.$23.3 billion in securities registered as of December 2008. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. In September 2001, the exchange began to allow trades in short-term debt instruments, such as commercial paper.
Since December 2003, the Ministry of Finance has become an active participant in the Caracas Stock Exchange through the issuance of Vebonos, a new, actively traded instrument consisting of public sector bonds.

In 2008, the Caracas Stock Exchange had a total trading volume of approximately U.S.$2.1 billion, including U.S.$1.1 billion in stocks, including ADRs, U.S.$688.1 million in commercial paper and U.S.$5.4 million in Vebonos.
The Caracas Stock Exchange posts trading information, such as price, volume and transaction activity for listed securities during trading hours. Pricing information includes high, low and average sales prices. The Caracas Stock Exchange also publishes three indices for equity securities. The principal stock index is the Indice Bursátil Caracas, referred to as IBC. The IBC tracks the share prices of 16 major companies and is calculated in a manner similar to that used by the S&P 500. The other indices focus on the industrial and financial sectors.
From December 31, 2007 to December 31, 2008, the total market capitalization of the companies listed on the Caracas Stock Exchange decreased in absolute terms from U.S.$10.2 billion to U.S.$8.9 billion.
The CNV authorized the opening of a commodities exchange on May 19, 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2008, the cumulative trading volume totaled U.S.$11.6 billion. The trading volume on this exchange totaled U.S.$2.2 billion in 2008, as compared to U.S.$2.8 billion in 2007.
In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and takeovers of domestic companies by foreign corporations. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.
The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.
Market Regulation
The CNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain CNV requirements regarding assets, operating history, management and other matters.
All outstanding securities of such companies must also be registered with the CNV and approved by the relevant stock exchange. The CNV must approve the application for listing of a security before it is listed on a stock exchange. The CNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the CNV.
Since September 1, 1994, the CNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the CNV. However, as of April 4, 2002, and for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the CNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.
The Capital Markets Law and the rules issued by the CNV provide a regulatory structure for the Venezuelan securities industry. The Capital Markets Law was amended in October 1998 to conform the Venezuelan securities market to international standards. In addition to setting standards for brokers, the law empowers the CNV to regulate public offerings and trading of securities. In January 1999, the CNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The CNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

PUBLIC FINANCE
General Description of Accounts and Entities
The Ministry of Finance is responsible for preparing the budget and administering the Government’s finances. The Ministry of Finance is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.
All revenues and expenditures are budgeted and recorded on a cash basis. The Ministry of Finance is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. For example, the Comptroller General is the agency in charge of national revenues, expenditures and assets and related operations. The functions of that office include control, supervision and auditing. The Comptroller General is appointed for a period of seven years by, and is accountable to, the National Assembly.
The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.
Taxation
The Organic Tax Code
The Código Orgánico Tributario, referred to as the Organic Tax Code, was approved in 1991 and amended in 1992, 1994 and 2001. The Organic Tax Code increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance, with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.
The new Organic Tax Code became effective on October 17, 2001. Some of the reforms in the new legislation include: (1) the adoption of the “substance over form” approach in tax administration; (2) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (3) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments have also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equals the average of the lending rates of the six largest commercial banks, multiplied by a factor of 1.2.
In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations in order to deter tax evasion. Breaches of substantive obligations under the new Organic Tax Code result in increased penalties, while offenses potentially leading to imprisonment have been broadened in scope. For example, new fines have been introduced both for the failure to pay taxes as well as for the late payment of taxes, and criminal penalties have been established for tax fraud. In addition, withholding agents who intentionally fail to remit taxes withheld within three business days following payment are now subject to imprisonment for two to four years.
Furthermore, the amended Organic Tax Code now permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.
Procedural rules have also been amended. Under the new Organic Tax Code, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on “sound arguments of law”. In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment.

Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.
Income Tax
The Central Government is the only entity in Venezuela with the authority to tax income. As a percentage of Central Government revenues, income tax revenues were 16.1% in 2004, 22.1% in 2005, 23.9% in 2006, 26.9% in 2007 and 22.4% in 2008.
The petroleum industry provided 46.2% of total income tax revenues in 2004, 60.4% of total income tax revenues in 2005, 55.1% of total income tax revenues in 2006, 50.6% of total income tax revenues in 2007 and 43.2% of total income tax revenues in 2008.
Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at a rate from 6% up to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate from 15% up to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information on this law, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—New Hydrocarbons Law”.
The inability of the Government to rely on sources of financing other than petroleum revenues has made it difficult to establish a positive balance in the consolidated public sector accounts and has contributed to the general instability of the Venezuelan economy as a whole. Because the development of a more diversified economy with a greater capacity for and a high volume of non-traditional exports can only be accomplished in the medium term, the Government has attempted to increase the base of non-petroleum tax revenues.
Value-Added Tax
In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. The island of Margarita is exempted from the VAT altogether.
In July 2004, the National Assembly amended the VAT again, reducing the rate from 16% to 15%, which became effective in September 2004. During 2004, the Central Government generated revenues from the VAT of approximately Bs.13.4 billion.
In August 2005, the National Assembly amended the VAT again, reducing the rate from 15% to 14%. The Central Government generated revenues of approximately Bs.20.0 billion in 2005 and Bs.20.8 billion, or 6.6% of GDP, in 2006 from the VAT. As part of the Government’s policy of containing inflationary pressures in the economy, the VAT was reduced from 14% to 11%, effective March 1, 2007. The VAT was further reduced to 9% effective July 1, 2007. During 2007, the Central Government generated revenues from the VAT of approximately Bs.27.5 billion, and during 2008, the Central Government generated revenues from the VAT of approximately Bs.30.9 billion.
Tax on Bank Debits
In March 2002, the Government enacted a bank debit tax, which had a term of one year. This tax was initially assessed at a rate of 0.75% on the value of each applicable transaction and subsequently was amended several times.
The tax on bank debits generated revenues in the amount of Bs.1.9 billion, or 0.9% of GDP, during 2004, and Bs.2.7 billion, or 0.9% of GDP, during 2005. In February 2006, the Government eliminated the bank debit tax.

Customs
A law was passed by the National Assembly in January 2002 to modernize Venezuela’s customs operations, which is currently being implemented throughout Venezuela. Automated customs operations, referred to as the SIDUNEA system, have already been put into effect in the following ports of entry: Marítima de La Guaira, San Antonio del Táchira and Subalternate of Ureña, Merida, Principal Maracaibo, Subalternate of Chinita, Principal de Puerto Cabello and Principal de Valencia. By the end of December 2004, eight additional principal and three additional subalternate automated customs operations were put into effect in Venezuela. The modernized ports using the new SIDUNEA system accounted for approximately 99% of customs revenues and 98% of imports. The total customs revenue collected in 2005 and 2006, including the VAT, was Bs.10.3 trillion and Bs.14.5 trillion, respectively. The total customs revenue collected in 2007, including the VAT, was Bs.18.0 trillion, and the total customs revenue collected in 2008, including the VAT, was Bs.17.3 trillion.
In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Comisión Presidencial de Lucha Contra el Fraude Aduanero (Presidential Commission Against Customs Fraud) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they drafted the Anti-Contraband Bill, which was enacted in December 2005 and employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.
SENIAT
In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance, to administer tax and customs collections. The objectives of the SENIAT include:
•	increasing the level of non-oil tax revenues to 10.0% of GDP;

•	reducing tax evasion by 0.5% of GDP;

•	improving customs duty collections;

•	promoting the modernization of the Venezuelan tax code system;

•	developing a “tax culture”; and

•	consolidating the organization of the SENIAT to promote efficiency in its collections.

The following table sets forth the revenues administered by SENIAT for the periods indicated:

	Year Ended December 31,
	(in millions of December 2007 Constant Bolívares)
	2004		2005		2006		2007		2008
Income Tax		7,745.1		11,182.8		15,976.9		18,787.2		19,156.3
VAT(1)		23,089.4		29,503.3		33,710.9		31,448.3		26,237.4
Customs Income		3,951.5		5,975.4		7,848.8		10,472.4		7,847.3
Other Internal Income		1,890.2		1,979.6		2,345.0		2,743.0		4,439.1
Liquor		601.4		667.5		874.1		970.5		1,081.4
Cigarettes		1,014.8		1,065.9		1,241.9		1,502.4		2,782.9
Stamp Revenue		180.2		147.9		113.8		66.2		48.1
Estate Tax		80.4		83.6		94.3		135.5		99.9
Matches		1.9		1.7		2.2		1.7		2.8
Gambling (Bingos and Casinos)		11.5		13.0		18.7		66.5		146.9
Other(2)		0.0		0.0		0.0		0.2		277.1
Financial Transactions Tax (ITF)(3)		0.0		0.0		0.0		2,557.6		5,236.7
Bank Debit Tax(4)		3.4		4.2		0.4		0.0		0.0

Total Gross Revenues	Bs.	36,679.6	Bs.	48,645.2	Bs.	59,881.9	Bs.	66,008.5	Bs.	62,916.7

(1)	The VAT rate dropped from 14% to 11% in March 2007 and then to 9% in July 2007. As a result, the average rate was 10.5% in 2007 compared to 9% in 2008.

(2)	Includes fines, interest and repairs.

(3)	The collection of the ITF took effect on November 1, 2007 and remained in force until June 26, 2008.

(4)	In February 2006, the Government eliminated the bank debit tax.
Source: SENIAT
Revenues and Expenditures
Central Government
The Central Government’s revenues consist of tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government’s expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments and the private sector and capital expenditures.
As a percentage of Central Government revenues, non-tax revenues in 1997 Constant Bolívares accounted for 47.2% in 2004, 44.6% in 2005, 47.3% in 2006, 44.1% in 2007 and 45.4% in 2008.
Petroleum royalties provided 72.5% of non-tax revenues in 2004, 71.5% of non-tax revenues in 2005, 79.4% of non-tax revenues in 2006, 73.9% of non-tax revenues in 2007 and 80.0% of non-tax revenues in 2008.
In 2004, the Central Government’s revenues totaled Bs.11.9 billion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.12.9 billion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of approximately Bs.940.9 million in 1997 Constant Bolívares, or 1.9% of GDP, for 2004.
In 2005, the Central Government’s revenues increased to Bs.16.8 billion in 1997 Constant Bolívares from Bs.11.9 billion in 1997 Constant Bolívares in 2004. This increase was due primarily to improved tax collection and an increase in dividends, royalties and taxes from the petroleum sector due to an increase in petroleum prices. The Central Government’s expenditures for 2005 increased to Bs.15.8 billion in 1997 Constant Bolívares from Bs.12.9 billion in 1997 Constant Bolívares for 2004. This increase was due primarily to an increase in transfers to the rest of the public sector. As a result of the foregoing factors and a larger positive current account surplus, the Central Government accounts recorded a surplus for 2005 of Bs.993.4 million in 1997 Constant Bolívares, or 1.6% of GDP, compared to a deficit of Bs.940.9 million in 1997 Constant Bolívares, or 1.9% of GDP, for 2004.
In 2006, the Central Government’s revenues increased to Bs.20.8 billion in 1997 Constant Bolívares. This increase was due primarily to an increase in dividends, royalties and taxes from the petroleum sector due to an increase in petroleum prices. The Central Government’s expenditures for 2006 increased to Bs.20.8 billion in 1997 Constant

Bolívares. This increase was due primarily to an increase in the purchase of goods and services and an increase in transfers to the rest of the public sector. As a result of the foregoing factors and a larger positive current account surplus, the Central Government accounts recorded a surplus for 2006 of Bs.12.5 million in 1997 Constant Bolívares, or 0.02% of GDP, compared to a surplus of Bs.993.4 billion in 1997 Constant Bolívares, or 1.6% of GDP, for 2005.
In 2007, the Central Government’s revenues totaled Bs.21.1 billion in 1997 Constant Bolívares. This increase was due primarily to an increase in tax revenues from the petroleum sector. The Central Government’s expenditures for 2007 decreased to Bs.18.9 billion in 1997 Constant Bolívares. This decrease was due primarily to a decrease in operating expenditures. As a result of the foregoing factors, the Central Government accounts recorded a surplus for 2007 of Bs.2.2 billion in 1997 Constant Bolívares, or 3.0% of GDP.
In 2008, the Central Government’s revenues totaled Bs.18.8 billion in 1997 Constant Bolívares, representing a decrease of approximately Bs.2.2 billion in 1997 Constant Bolívares as compared to 2007. This decrease was due primarily to lower oil revenues. The Central Government’s expenditures for 2008 increased to Bs.19.8 billion in 1997 Constant Bolívares from Bs.18.9 billion in 1997 Constant Bolívares in 2007. This increase was due primarily to higher labor costs. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2008 of Bs.911.4 million in 1997 Constant Bolívares, or 1.2% of GDP.

The following table sets forth the revenues, by source, and expenditures, by sector, of the Central Government for the periods indicated:
Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	2004		2005(1)		2006(1)		2007(1)		2008(1)
					(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs.	11,913.4	Bs.	16,843.0	Bs.	20,765.3	Bs.	21,072.8	Bs.	18,841.0
Current Revenues		11,913.4		16,843.0		20,765.3		21,072.8		18,841.0
Tax Revenues		6,288.0		9,332.6		10,952.5		11,770.8		10,289.1
Petroleum Sector		889.1		2,249.7		2,693.8		2,975.8		2,023.0
Other		5,399.0		7,082.9		8,258.7		8,795.0		8,266.1
Non-tax Revenues		5,625.4		7,510.4		9,812.8		9,302.0		8,551.9
Petroleum Royalties		4,077.0		5,369.1		7,786.6		6,872.4		6,839.8
Other		965.3		1,571.7		1,524.9		1,604.8		1,224.4
Dividends		583.1		569.7		501.2		824.8		487.8
Capital Revenues		—		—		—		—		—
Total Expenditures		12,854.3		15,849.6		20,752.8		18,855.5		19,752.4
Current Expenditures		10,107.6		12,005.4		15,754.5		14,509.4		15,182.7
Operating Expenditures		4,454.1		4,705.0		5,731.4		4,865.4		5,169.3
Salaries, etc.		1,915.9		2,155.4		2,632.6		2,862.1		3,183.2
Interest Payments		1,813.7		1,798.6		1,443.8		1,103.7		994.8
Purchase of Goods and Services		724.4		751.0		1,655.0		899.5		991.3
Current Transfers		5,264.9		6,909.7		9,576.7		9,440.9		9,833.6
To Rest of Public Sector		4,596.0		6,137.6		8,549.8		8,268.2		8,598.8
To Private Sector		667.8		770.7		1,025.4		967.9		1,234.8
Other Transfers		1.1		1.4		1.5		204.8		0.0
Quasi-fiscal Operations of Banco Central		—		—		—		—		—
Extra-budgetary		388.6		390.8		446.5		203.2		179.8
Capital Expenditures		2,503.4		3,539.3		4,663.1		4,267.8		4,406.2
Capital Formation		228.7		231.3		228.5		106.7		110.3
Capital Transfers		2,274.7		3,307.9		4,434.5		4,161.1		4,295.9
To Public Sector		2,271.7		3,303.9		4,427.1		4,147.2		4,275.3
To Private Sector		3.0		4.0		7.4		13.9		20.6
Financial Investment		243.3		304.9		335.2		78.3		163.5
Current Account Surplus		1,805.8		4,837.6		5,010.8		6,563.4		3,658.3
Overall Surplus (Deficit)		(940.9)		993.4		12.5		2,217.3		(911.4)

As percentage of GDP		(1.9)%		1.6%		0.0%		3.0%		(1.2)%

(1)	Preliminary figures.
Sources: National Budget Office, referred to as ONAPRE, Banco Central and the Ministry of Finance.
Consolidated Public Sector
The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA and the CVG companies.
In 2004, consolidated public sector revenues totaled approximately Bs.14.5 billion in 1997 Constant Bolívares and consolidated public sector expenditures totaled approximately Bs.15.8 billion in 1997 Constant Bolívares. As a result, the consolidated public sector accounts recorded a surplus for 2004 of approximately Bs.1.0 billion in 1997 Constant Bolívares, or 3.0% of GDP.

In 2005, consolidated public sector revenues increased to Bs.17.5 billion in 1997 Constant Bolívares from Bs.14.5 billion in 1997 Constant Bolívares in 2004. This increase was due primarily to an increase in petroleum prices and improved tax collection. Consolidated public sector expenditures for 2005 increased to Bs.15.6 billion in 1997 Constant Bolívares from Bs.13.4 billion in 1997 Constant Bolívares for 2004. The increase in expenditures was due primarily to increased investment in infrastructure, including infrastructure in the electric sector, combined with increased spending on education and health care. As a result of the foregoing factors, the consolidated public sector accounts recorded a surplus for 2005 of Bs.1.9 billion in 1997 Constant Bolívares, or 5.7% of GDP, compared to a surplus of Bs.1.0 billion in 1997 Constant Bolívares, or 3.0% of GDP, for 2004.
In 2006, consolidated public sector revenues increased to Bs.19.1 billion in 1997 Constant Bolívares. This increase was due primarily to an increase in the collection of income taxes from domestic activities as a result of economic growth. Consolidated public sector expenditures for 2006 increased to Bs.20.0 billion in 1997 Constant Bolívares. The increase in expenditures was due primarily to a substantial increase in the purchases of goods and services given the overall increase in Central Government revenues. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2006 of Bs.796.1 million in 1997 Constant Bolívares, or 1.6% of GDP, compared to a surplus of Bs.1.9 billion in 1997 Constant Bolívares, or 5.7% of GDP, for 2005.
In 2007, consolidated public sector revenues decreased to Bs.18.4 billion in 1997 Constant Bolívares. This decrease was due primarily to a decrease in non-tax revenues. Consolidated public sector expenditures for 2007 decreased to Bs.20.0 billion in 1997 Constant Bolívares. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2007 of Bs.1.6 billion in 1997 Constant Bolívares, or 3.1% of GDP.
In 2008, consolidated public sector revenues decreased to Bs.18.3 billion in 1997 Constant Bolívares from Bs.18.4 billion in 1997 Constant Bolívares in 2007. This decrease was due primarily to a reduction in tax revenue collection. Consolidated public sector expenditures for 2008 decreased to Bs.19.8 billion in 1997 Constant Bolívares from Bs.20.0 billion in 1997 Constant Bolívares in 2007. The decrease in expenditures was due primarily to a higher level of current expenditures and lower capital expenditures. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2008 of Bs.1.5 million in 1997 Constant Bolívares, or 2.6% of GDP, compared to a deficit of Bs.1.6 billion in 1997 Constant Bolívares, or 3.1% of GDP, for 2007.

The following table sets forth the revenues, by source, and expenditures, by sector, of the consolidated public sector for the periods indicated:
Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	2004		2005(1)		2006(1)		2007(1)		2008(1)
			(in millions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	Bs.	14,501	Bs.	17,504.5	Bs.	19,196.2	Bs.	18,392.0	Bs.	18,304.3
Tax Revenues		4,807.1		5,623.5		6,241.6		7,121.4		6,676.1
Non-tax Revenues		9,196.6		11,872.3		12,953.5		11,270.6		11,628.2
Central Government		—		—		—		—		—
PDVSA Operating Surplus		7,044.0		8,136.4		8,354.2		8,512.6		8,038.1
FIV Interest and Dividend Income		—		—		—		—		—
Non-financial Public Enterprises		400.8		329.9		245.7		12.2		98.9
Capital Revenues		0.5		4.2		0.1		0.0		0.0
Other		1,339.2		1,682.7		2,164.1		1,655.7		1,854.8
Total Expenditures		13,459.1		15,599.5		19,992.3		19,972.4		19,837.1
Current Expenditures		9,227.8		9,920.6		12,344.6		12,471.7		13,263.2
Salaries, etc.		1,782.3		1,773.9		2,108.6		2,369.9		2,644.0
Purchases of Goods and Services		656.4		701.6		1,334.6		948.0		945.0
Interest Payments		1,584.1		1,384.0		1,065.7		913.4		848.5
Transfers to Private Sector		1,184.9		1,314.2		1,288.2		1,846.6		2,148.1
Central Government Transfers to Unconsolidated Entities		3,725.5		4,552.2		6,139.7		6,075.3		6,249.4
Other(2)		173.5		84.7		229.1		94.9		225.8
Central Government (Extra-Budgetary)		257.7		216.6		245.5		58.9		23.6
Capital Expenditures		3,951.0		5,334.6		7,236.9		7,276.4		6,075.5
Capital Formation		1,604.2		1,831.0		2,277.4		2,889.3		1,442.1
Other (Including Transfers to Unconsolidated Entities)		2,346.7		3,503.6		4,959.5		4,387.2		4,633.4
Overall Surplus (Deficit)		1,041.9		1,905.0		(796.1)		(1,580.5)		(1,532.9)
(As percentage of GDP)
Total Revenues		40.4%		49.5%		51.0%		43.4%		31.4%
Total Expenditures		37.5		43.7		52.5		46.5		34.0
Overall Surplus (Deficit)		3.0%		5.7%		(1.6)%		(3.1)%		(2.6)%

(1)	Preliminary figures.

(2)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.
Source: Ministry of Finance, using IMF methodology.
2008 Budget
In November 2007, the National Assembly approved the budget for 2008. The 2008 budget, as approved, projected total revenues of approximately U.S.$59.1 billion (25.2% of GDP), and total expenditures of approximately U.S.$63.9 billion (27.3% of GDP). The 2008 budget also contemplated a legal limit on borrowing by the Republic of U.S.$7.6 billion (3.3% of GDP). The budget for 2008 was based on certain assumptions, including real GDP growth of 6.0%, an average price for the Venezuelan oil basket of U.S.$35.00 per barrel, an average exchange rate of Bs.2,150.00 = U.S.$1.00 (the current exchange rate as of January 1, 2008 is Bs.2.15 = U.S.$1.00) and average inflation at a rate of 11.0%.
2009 Budget
In December 2008, the National Assembly approved the budget for 2009. The 2009 budget, as approved, projected total revenues of approximately U.S.$77.9 billion (23.7% of GDP), and total expenditures of approximately U.S.$77.9 billion (23.7% of GDP). The 2009 budget also contemplates a legal limit on borrowing by the Republic of U.S.$6.4 billion (1.9% of GDP). The budget for 2009 is based on certain assumptions, including real GDP growth of 6.0%, an average price for the Venezuelan oil basket of U.S.$60.00 per barrel, an average exchange rate of Bs.2.15 = U.S.$1.00 and average inflation at a rate of 15%.

In March 2009, the 2009 budget assumption of a U.S.$60.00 barrel of Venezuelan oil was changed to an average price of U.S.$40.00 per barrel.  As a result, the modified 2009 budget projects total revenues of approximately U.S.$72.7 billion (22.1% of GDP), and total expenditures of approximately U.S.$72.7 billion (22.1% of GDP). Pursuant to the Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009, published in the Official Gazette on March 26, 2009, the new legal limit on borrowing by the Republic is approximately U.S.$11.6 billion.

PUBLIC DEBT
Overview
In 1976, the Government enacted the Organic Law of Public Credit to create and issue public debt through prior authorization and registration. The Organic Law of Public Credit has been superseded by the entry into force of the LOAFSP.
Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.
Summary of External Debt
The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated:

	December 31,
	2004	2005	2006	2007	2008(1)
		(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$2,027.0	$1,979.8	$1,832.6	$1,657.6	$1,368.6
Other External Public Sector Debt	25,209.6	29,159.0	25,421.0	25,658.1	28,489.3
Obligations and Bonds	21,027.2	25,443.0	21,439.6	22,312.7	24,866.9
Suppliers & Contractors	100.3	76.5	30.7	19.2	4.9
Multilateral Agencies	3,463.1	3,101.6	3,413.5	2,662.5	2,901.0
Bilateral Agencies	619.0	537.9	537.2	663.7	716.4

Total External Public Sector Debt	$27,236.6	$31,138.9	$27,253.6	$27,315.6	$29,857.9

(1)	Preliminary figures. At the Bolivar/U.S. dollar exchange rate as of December 31, 2008, as provided by Banco Central.
Source: Ministry of Finance.
The following table sets out the scheduled amortizations for Venezuela’s external public debt for each of the years indicated as of December 31, 2008:

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
						2014
	2009	2010	2011	2012	2013	and thereafter
Commercial Bank External Public Sector Debt	$339.0	$274.0	$228.0	$170.9	$125.6	$228.5
Other External Public Sector Debt	731.5	1,937.7	2,100.9	454.2	1,948.8	21,321.9
Obligations and Bonds	300.0	1,490.0	1,641.7	—	1,539.5	19,895.7
Suppliers & Contractors	2.7	2.7	2.7	2.7	—	—
Multilateral Agencies	325.8	343.1	369.5	367.0	324.9	1,170.6
Bilateral Agencies	103.0	101.9	87.1	84.5	84.4	255.6

Total External Direct Public Sector Debt	$1,070.5	$2,211.8	$2,328.9	$625.0	$2,074.4	$21,550.4

(1)	Assumes subsequent disbursements from credit facilities entered into as of December 31, 2008.
Source: Ministry of Finance.

Internal Public Debt
The Government’s internal public debt as of December 31, 2008 totaled approximately Bs.30.5 billion, or U.S.$14.2 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) compared to Bs.35.9 billion, or U.S.$16.7 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) on December 31, 2007.
The table below sets forth a summary of Venezuela’s internal public debt as of December 31, 2008:

Outstanding as of
Type of Debt	December 31, 2008
(in millions of U.S. dollars)(1)
Treasury Bonds (Letras del Tesoro)	$253.95
National Public Debt Bonds	13,937.44
Loans	1.06
Promissory Notes(2)	0.16
Total Internal Debt of the Republic of Venezuela	14,192.62

Internal Debt Issued by Public Entities and Guaranteed by the Republic	0.22
Total	$14,192.84

(1)	At the Bolivar/U.S. dollar exchange rate as of December 31, 2008.

(2)	Issued in domestic market; denominated in foreign currency.
Source: Ministry of Finance.
Multilateral Borrowings and Subscriptions
The Government has entered into credit agreements with several multilateral institutions, including:
•	financing from the IADB covering a wide spectrum of initiatives relating to structural adjustment, public sector reform, educational improvements, health reform, infrastructure enhancements and environmental protection, of which approximately U.S.$1.3 billion was outstanding at December 31, 2008; and

•	several loan agreements with CAF, of which U.S.$1.5 billion was outstanding as of December 2008.
Venezuela is one of the founding members of the IMF. As of December 2008, its subscription to the IMF, which corresponds to its quota, was SDR 2.7 billion or U.S.$4.2 billion. Venezuela’s subscription to the capital of the World Bank was U.S.$2.5 billion at December 2008. Of this amount, U.S.$150 million has been disbursed as of December 2008. For more information concerning the IMF and the World Bank, refer to “Bolivarian Republic of Venezuela—External Affairs and Membership in International Organizations”. In addition, Venezuela is a member of the other World Bank Group affiliates, International Finance Corporation, or IFC, with subscriptions of U.S.$27.6 million, and MIGA, with subscriptions of U.S.$15.4 million, in each case at December 2008.
Venezuela’s subscription to the capital of the IADB was U.S.$5.8 billion at December 2008, one of the largest subscriptions of the bank’s Latin American members. Of this amount, U.S.$169.4 million had been paid in cash as of December 2008, and the balance is callable if required to meet the bank’s obligations. Venezuela’s contribution to the IADB’s Fund for Special Operations is U.S.$313.7 million.
Venezuela is a member of CAF with subscriptions of capital totaling U.S.$316.8 million, all of which has been paid in cash as of December 2008. Venezuela is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$20.6 million, of which U.S.$5.0 million had been paid in cash as of December 2008.
1990 Financing Plan
In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds. The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. Funds for the acquisition of collateral for the options came from the IMF, the World Bank, Venezuela’s own resources and other external sources. The 1990 Financing Plan was consummated on December 18, 1990.
In connection with the 1990 Financing Plan, the Republic issued Oil-Indexed Payment Obligations to holders of its par and discount bonds due 2020. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for par bonds and discount bonds. Venezuela is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period.
In March 2006, the Republic purchased in private transactions and retired U.S.$699,553,000 in aggregate principal amount of its U.S. dollar-denominated Discount Bonds due 2020. Subsequently, it redeemed all of the remaining outstanding principal amount of its Par and Discount Brady Bonds of all series. The redemption was completed on May 31, 2006. The final outstanding bonds issued under the 1990 Financing Plan matured in December 2008.

Capital Market Issues of Public External Debt
Over the past 50 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of Venezuela’s external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela’s debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments such that international capital markets obligations now constitute the major portion, approximately 83.3%, of Venezuela’s total external debt as of December 31, 2008.
The following table sets out a summary, as of December 31, 2008, of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets.

					Initial
	Currency	Original	Principal	Interest	Issue	Maturity	Target
Security	of Issue	Issue Size	Outstanding	Rate(1)	Date	Date	Market
		(Millions)
ROV 9.25%	U.S.$	4,000	4,000	9.25%	Sept. 97	Sept. 27	United States
ROV 13.625%	U.S.$	753	753	13.625%	Aug. 98(2)	Aug. 18	United States
ROV €-11.125%	€	348	348	11.125%	July 01(3)	July 11	Euromarket
ROV 13.625%	U.S.$	300	300	13.625%	Sept. 01	Aug. 18	United States
ROV 5.375%	U.S.$	1,500	1,500	5.375%	Aug. 03	Aug. 10	Euromarket
ROV 10.75%	U.S.$	1,559	1,559	10.75%	Sept. 03(4)	Sept. 13	Euromarket
ROV 7.00%	U.S.$	1,000	1,000	7.00%	Dec. 03	Dec. 18	Venezuela
ROV 9.375%	U.S.$	1,500	1,500	9.375%	Jan. 04(5)	Jan. 34	Euromarket
ROV FRN’11	U.S.$	1,000	1,000	LIBOR +1.00%	Apr. 04	Apr. 11	Euromarket
ROV 8.5%	U.S.$	1,500	1,500	8.5%	Oct. 04	Oct. 14	Euromarket
ROV €-7.00%	€	1,000	1,000	7.00%	Mar. 05	Mar. 15	Euromarket
ROV ¥ FRN’11	¥	17,926.5	17,926.5	¥ LIBOR +2.51%	Mar. 05	Mar. 11	Euromarket
ROV 7.00%	U.S.$	1,250	1,250	7.00%	Nov. 07(6)	Mar. 38	Euromarket
ROV 9.00%	U.S.$	2,000	2,000	9.00%	May 08	May 23	Euromarket
ROV 9.25%	U.S.$	2,000	2,000	9.75%	May 08	May 28	Euromarket

(1)	Interest is paid on a semi-annual basis except on the issues denominated in Deutsche marks and Euro on which interest is paid annually and the issue denominated in ¥ on which interest is paid quarterly.

(2)	U.S.$500 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, referred to as the BANDES Exchange, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 million of these notes issued in 1998.

(3)	€250 million in aggregate principal amount of these notes were issued initially for cash in July 2001. In connection with the BANDES Exchange, the Republic issued an additional €94.3 million in aggregate principal amount of these notes, which form a single series with the €250 million of these notes issued in 2001.

(4)	U.S.$700 million in aggregate principal amount of these notes were issued initially for cash on September 19, 2003. On October 23, 2003, the Republic issued an additional U.S.$858.5 million in aggregate principal amount of these notes, which form a single series with the U.S.$700 million of these notes issued in September 2003. The additional issuance was divided between a cash offer to international investors in an aggregate principal amount of U.S.$470 million and an exchange tranche pursuant to which the Republic issued U.S.$388.5 in aggregate principal amount of these notes in exchange for beneficial interests in pagarés previously issued by the Republic and held by certain of its contractors, suppliers or their assignees. For more information regarding the exchange tranche, refer to “—Internal Public Debt”.

(5)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.

(6)	U.S.$825,179,000 in aggregate principal amount of these notes were issued on November 15, 2007. On November 27, 2007, the Republic issued an additional U.S.$424,824,000 in aggregate principal amount of these notes, which form a single series.
Source: Ministry of Finance.

Commercial Bank and Supplier Public External Debt
In recent years, the Government has entered into credit agreements with various foreign commercial banks and suppliers of goods and services in order to finance projects and to procure goods and services. In many cases, the Government’s obligations under such credit agreements are guaranteed by non-commercial risk insurance provided by the Export-Import Bank of the United States, referred to as Ex-Im Bank, and other bilateral agencies of the OECD countries.
Following the Government’s imposition of exchange controls in the first quarter of 2003, on April 17, 2003, Ex-Im Bank announced that it would not approve additional guaranties to Venezuela for the sale of U.S. goods to public and private purchasers.

TABLES AND SUPPLEMENTARY INFORMATION
I. Venezuela’s Funded Internal Debt (as of December 31, 2008)

				Issued Amount	Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)	(Millions of U.S.$)
Suppliers’ Loans	Various	2002	2003-2005	2.7	0.8
	Various	1990	1997-2003	1,133.9	0.2
	Various	1996	1999-2003	0.6	0.1

				1,137.2	1.1

Debt with Banco Central
Debt to Equity Conversion Bonds
Decreto 2490, Emisión 1, 1988	(1)	September 1988	December 2003(2)	0.3	0.4
Decreto 1051, Emisión 2, 1990	(1)	June 1990	August 2000(2)	5.3	13.9
Decreto 1398, Emisión 3, 1990	(1)	December 1990	December 2001(2)	0.4	1.0
Decreto 2057, Emisión 4, 1991	(1)	December 1991	June 2001(2)	6.6	21.7
Decreto 3120, Emisión 6, 1993	(1)	August 1993	August 2003(2)	4.8	11.6

				17.3	48.6

BCV Debt Refinancing Bonds	(1)	December 1998	December 2001(2)	48.9	60.9

National Public Debt Bonds (Deuda Pública Nacional-DPN)
Resident Bonds	LIBOR + 1%	1983	18 years(3)	950.0	75.5
Deuda Pública Nacional (DPN)	(1)	2002	1-7 years	61.1	61.1
Deuda Pública Nacional (DPN & Vebonos)	(1)	2003	1-6 years	235.4	235.4
Deuda Pública Nacional (DPN & Vebonos)	(1)	2004	1-6 years	1,484.5	1,484.5
Deuda Pública Nacional (DPN & Vebonos)	(1)	2005	3-5 years	1,302.4	1,302.4
Deuda Pública Nacional (DPN & Vebonos)	(1)	2006	5-20 years	3,880.8	3,880.8
Deuda Pública Nacional (DPN & Vebonos)	(1)	2007	5-20 years	1,999.6	1,999.6
Deuda Pública Nacional (DPN & Vebonos)	(1)	2008	1-7 years	1,564.4	1,564.4
Deuda Pública Nacional (U.S.$)	(1)	2006	10 years	1,075.3	1,075.3
Deuda Pública Nacional (U.S.$)	(1)	2007	11 years	2,149.0	2,149.0

				12,553.5	13,828.0

Promissory Notes	Fixed	2003		198.3	0.3

				198.3	0.3

Total Funded Internal Debt of the Republic				13,955.2	13,938.8

Internal Debt of Public Sector Entities Guaranteed by the Republic				1.8	0.2

Total Funded Internal Debt				13,957.0	13,939.0

(1)	Rate set by Banco Central in accordance with the formulae established by the decrees pursuant to which the bonds were issued.

(2)	The Republic is currently in the process of documenting this debt and is awaiting a legal opinion from Banco Central.

(3)	This debt is in the process of being documented for payment by the Republic.

Source:	Ministry of Finance.

II. Venezuela’s Floating Internal Direct Debt (as of December 31, 2008)

				Issued Amount	Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)	(Millions of U.S.$)
Treasury Bonds (Letras del Tesoro)
Decreto 5992, Emisión 70(2)	(1)	April 2008	Less than 364 days	1,720.9	254.0

				1,720.9	254.0

(1)	Rate set by Banco Central in accordance with the formulae established by the decrees pursuant to which the bonds were issued.

(2)	Funds deposited at Banco Central to pay outstanding balances not claimed by the holder.

Source:	Ministry of Finance.

III. Venezuela’s Funded External Direct Debt (as of December 31, 2008)(1)

					Principal Amount
					Issued Amount	Outstanding
					(Millions of	Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Multilateral Organizations:
Inter-American Development Bank	Variable	1985-1991	1996-2011	U.S.$	1,011.3	10.3
	Variable	1992	2000-2012	U.S.$	437.3	27.8
	Variable	1993	1999-2018	U.S.$	605.3	357.7
	Variable	1994	2001-2014	U.S.$	211.0	137.4
	Variable	1995	2003-2015	U.S.$	139.8	43.1
	Variable	1996	2004-2021	U.S.$	52.0	37.6
	Variable	1997	2017-2020	U.S.$	57.1	27.1
	Variable	1998	2003-2013	U.S.$	370.9	114.0
	Variable	2000	2004-2025	U.S.$	120.0	94.3
	Variable	2001	2007-2021	U.S.$	75.0	42.7
	Variable	2002	2006-2031	U.S.$	80.5	27.0
	Variable	2005	2009-2030	U.S.$	23.5	11.3
	Variable	2006	2007-2030	U.S.$	750.0	389.9
	Variable	2008	2009-2033	U.S.$	150.0	7.5

					4,083.7	1,327.8

Corporación Andina de Fomento	Variable	1998-2005	1999-2020	U.S.$	1,977.0	1,141.8
	Variable	2006	2007-2016	U.S.$	300.0	300.0
	Variable	2007	2008-2027	U.S.$	600.0	58.1
	Variable	2008	2008-2018	U.S.$	75.0	35.2

					2,952.0	1,535.2

FIDA	Variable	2002-2005	2008-2010	SDR	20.2	5.2

					20.2	5.2

NIB	Variable	1993	2007-2013	U.S.$	60.0	30.0
	Variable	2003	2009-2018	U.S.$	2.8	2.8

					62.8	32.8

Bilateral Agencies:
Various Creditors	Fixed	2001	2012-2032	EURO	10.0	14.0
Various Creditors	Fixed	2005	2007-2015	YEN	13,496.1	129.2
Various Creditors	Fixed	1993	1993-2018	U.S.$	81.5	56.1
Various Creditors	Variable	1993	1993-2015	U.S.$	196.4	89.0
Various Creditors	Variable	1998	1999-2010	U.S.$	24.2	3.9
Various Creditors	Fixed	1999	2010-2030	U.S.$	66.4	66.4
Various Creditors	Variable	2000	2001-2012	U.S.$	83.6	18.2
Various Creditors	Fixed	2001	2005-2014	U.S.$	107.5	62.4
Various Creditors	Variable	2002	2004-2011	U.S.$	31.7	12.4
Various Creditors	Fixed	2003	2006-2020	U.S.$	252.9	176.4
Various Creditors	Fixed	2004	2026-2045	U.S.$	92.1	88.6

					—	716.4

Suppliers and Contractors:
Various Creditors	Variable	1996	1997-2002	U.S.$	50.0	(5.6)
Various Creditors	Variable	1998	1999-2003	U.S.$	30.0	(5.1)
Various Creditors	Variable	2002	2003-2012	U.S.$	5.0	0.9
Various Creditors	Fixed	2002	2003-2012	U.S.$	27.2	14.7

					112.2	4.9

					Principal Amount
					Issued Amount	Outstanding
					(Millions of	Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Commercial Banks:
Various Creditors	Variable	1998	1999-2009	CHF	12.1	0.7
Various Creditors	Variable	1999	1999-2011	CHF	31.4	4.7
Various Creditors	Variable	2004	2005-2014	CHF	14.7	12.3
Various Creditors	Fixed	1993	2005-2017	EURO	25.8	25.6
Various Creditors	Fixed	1998	2004-2012	EURO	245.3	115.7
Various Creditors	Fixed	2001	2002-2010	EURO	126.3	30.9
Various Creditors	Variable	2002	2004-2012	EURO	323.8	267.5
Various Creditors	Fixed	2002	2003-2016	EURO	53.4	28.2
Various Creditors	Variable	2003	2004-2016	EURO	155.4	164.5
Various Creditors	Variable	2004	2006-2016	EURO	17.9	19.7
Various Creditors	Fixed	1993	2006-2010	U.S.$	59.7	39.9
Various Creditors	Variable	1996	1997-2010	U.S.$	84.8	0.2
Various Creditors	Variable	1998	1999-2012	U.S.$	53.3	17.9
Various Creditors	Fixed	1998	2000-2013	U.S.$	77.4	30.4
Various Creditors	Variable	1999	2003-2011	U.S.$	9.2	3.3
Various Creditors	Fixed	1999	2003-2011	U.S.$	24.5	8.7
Various Creditors	Variable	2000	2001-2015	U.S.$	203.8	61.5
Various Creditors	Fixed	2000	2001-2011	U.S.$	64.2	6.2
Various Creditors	Variable	2001	2002-2015	U.S.$	163.3	79.9
Various Creditors	Fixed	2001	2002-2013	U.S.$	65.0	16.3
Various Creditors	Variable	2002	2003-2016	U.S.$	293.7	157.5
Various Creditors	Fixed	2002	2006-2011	U.S.$	36.2	11.6
Various Creditors	Variable	2003	2004-2015	U.S.$	213.9	131.6
Various Creditors	Fixed	2003	2006-2011	U.S.$	4.3	2.2
Various Creditors	Variable	2004	2005-2017	U.S.$	264.8	82.3
Various Creditors	Variable	2005	2009-2012	U.S.$	57.5	49.6

					—	1,386.6

Bonds:
Global Bonds – 5.375%	5.375%	2003	2010	U.S.$	1,500.0	1,490.0
Global Bonds – 11.125%	11.125%	2001	2011	EURO	344.3	481.2
Global Bonds – 10.75%	10.750%	2003	2013	U.S.$	1,559.0	1,539.5
Global Bonds – 8.50%	8.500%	2004	2014	U.S.$	1,500.0	1,498.0
Global Bonds – 5.75%	5.750%	2005	2016	U.S.$	1,500.1	1,500.1
Global Bonds – 7.00%	7.000%	2005	2015	EURO	1,000.0	1,310.0
Global Bonds – 13.625% Callable	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds – 13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds – 7.00%	7.000%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds – 6.00%	6.000%	2005	2020	U.S.$	1,500.1	1,500.1
Global Bonds – 7.65%	7.650%	2005	2025	U.S.$	1,599.8	1,597.8
Global Bonds – 9.25%	9.25%	1997	2027	U.S.$	4,000.0	3,998.0
Global Bonds – 7.00%	7.00%	2007	2038	U.S.$	1,250.0	1,250.0
Global Bonds – 9.00%	9.00%	2008	2023	U.S.$	2,000.0	2,000.0
Global Bonds – 9.25%	9.25%	2008	2028	U.S.$	2,000.0	2,000.0
Global Bonds – 9.375%	9.375%	2004	2034	U.S.$	1,500.0	1,489.0
USD FRN 2011	LIBOR + 1%	2004	2011	U.S.$	1,000.0	1,000.0
JPY FRN 2011	LIBOR + 2.51%	2005	2011	JPY	17,926.5	160.5

					—	24,866.9

Total						29,857.9

(1)	Debt classification by source of finance was adjusted according to the Sistema de Gestión de Deuda system criteria.

(2)	Expressed in units of original currencies.

(3)	Debt incurred in currencies other than U.S. dollars at the respective exchange rates as of December 31, 2008.

(4)	Subject to court order suspending payments.

Source:	Ministry of Finance.